   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 23, 1998

                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                      SQL FINANCIALS INTERNATIONAL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------
         DELAWARE                    7372                    58-1972600
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
       JURISDICTION       CLASSIFICATION CODE NUMBER)     IDENTIFICATION)
   OF INCORPORATION OR
      ORGANIZATION)

                                ---------------
                      SQL FINANCIALS INTERNATIONAL, INC.
                       3950 JOHNS CREEK COURT, SUITE 100
                            SUWANEE, GEORGIA 30024
                                (770) 291-3900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------
                         THE CORPORATION TRUST COMPANY
                           CORPORATION TRUST CENTER
                              1209 ORANGE STREET
                          WILMINGTON, DELAWARE 19801
                                (302) 658-7581
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:
        G. DONALD JOHNSON, ESQ.                OBY T. BREWER III, ESQ.
       SHARON L. MCBRAYER, ESQ.               JOHN FRANKLIN SMITH, ESQ.
      ELIZABETH O. DERRICK, ESQ.               LAUREN Z. BURNHAM, ESQ.
 WOMBLE CARLYLE SANDRIDGE & RICE, PLLC    MORRIS, MANNING & MARTIN, L.L.P.
1275 PEACHTREE STREET, N.E., SUITE 700      1600 ATLANTA FINANCIAL CENTER
        ATLANTA, GEORGIA 30309                3343 PEACHTREE ROAD, N.E.
            (404) 872-7000                     ATLANTA, GEORGIA 30326
                                                   (404) 233-7000
                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
                                ---------------
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                           PROPOSED
                                              PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF        AMOUNT         MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE           TO BE       OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED          REGISTERED(1)    PER SHARE(2)   PRICE(2)       FEE
----------------------------------------------------------------------------------
Common Stock, $.0001 par
 value.................   3,372,700 shares     $13.00     $43,845,100   $12,934

-------------------------------------------------------------------------------
(1) Includes 375,000 shares which the Underwriters have the option to purchase from the Company to cover over-allotments, if any, 497,700 shares owned by certain stockholders of the Company and 300,000 shares issuable pursuant to the exercise of a warrant issued by the Company.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with the Company's underwritten public offering of 2,500,000 shares of its Common Stock (the "Prospectus") and the other to be used in connection with a resale of shares of Common Stock offered from time to time by certain stockholders of the Company (the "Resale Prospectus").

  The Sections in the Prospectus entitled "Prospectus Summary--The Company," "--Summary Consolidated Financial Data Schedule," "--Forward-Looking Statements," "Risk Factors," "Divided Policy," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Management," "Certain Transactions," "Description of Capital Stock," "Shares Eligible For Future Sale," "Experts," "Additional Information," and "Financial Statements" are identical to the such sections in the Resale Prospectus. The remaining Sections in the Resale Prospectus are provided following the Prospectus.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION DATED FEBRUARY 23, 1998

                                2,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

  All of the 2,500,000 shares of Common Stock offered hereby are being sold by SQL Financials International, Inc. (the "Company").

  Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price of the Common Stock will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "SQLF."

  SEE "RISK FACTORS" COMMENCING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                             Price to   Underwriting Proceeds to
                                              Public    Discount(1)  Company(2)
--------------------------------------------------------------------------------
Per Share.................................    $            $            $
Total(3)..................................  $            $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company, estimated at $1,400,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount, and Proceeds to Company will
    be $   , $   , and $   , respectively. See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any orders in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of NationsBanc Montgomery Securities LLC on or about      , 1998.

                                  -----------

NationsBanc Montgomery Securities LLC                             UBS Securities

                                       , 1998

                             [INSIDE FRONT COVER]

  The inside front cover graphic depicts a transparent sphere made out of hexagonal shapes. The sphere is blue in color, and the hexagonal shapes are outlined in yellow. A cube, which is divided into smaller cubes, is inside the sphere with its top and two sides exposed. The top and each side consist of nine smaller cubes. Most of the smaller cubes are light red, while several are a darker shade. A column to the left side of the sphere contains the text, "SQL Financials(R) offers a complete suite of integrated applications: General Ledger, Fixed Assets, Accounts Payable, Purchasing Control, Accounts Receivable, Revenue Accounting, Personnel, Benefits, Payroll." Underneath the sphere is the text "A client/server software company providing world class
Financial and Human Resource applications with a difference. . . . A
BREAKTHROUGH IN TIME."

  The next graphic is titled Active Architecture. In this graphic, the same sphere is shown bursting through the face of a clock. A line points to the cube inside of the sphere from the text, "At the center are the Core Components." Another line points to one of the hexagonal shapes making up the sphere from the text, "Surrounding the Core is the Graphical Architects layer." A third line points from the frame of the hexagonal shapes to the text, "Supporting the Core Components and Graphical Architects is the Systems Manager." Beneath the graphic is the following text:

    "World Class Applications" means functionality that users can tailor to their specific requirements. A "Breakthrough in Time" is achieved when applications can be implemented, changed, and upgraded in a fraction of the time demanded by other vendors' packages.

    The SQL Financials solution is fundamentally different. Applications based on the SQL Financials Active Architecture technology are designed to enable organizations to adapt quickly to their specific requirements and to respond just as quickly to changes in these requirements.

    Active Architecture delivers a dynamic solution to business customization. Active Architecture is comprised of flexible technology layered around core business components. This agile and adaptable technology allows users to tailor the system to their specific needs without programming. Simply stated, Active Architecture is a world-class solution that was built from the ground up to address rapid implementations, modifications, and upgrades.

  The final graphic is titled Graphical Architects and contains the text, "The key to the Active Architecture technology is the visual manner in which users specify their requirements through the Graphical Architects(TM) modules, without the need for programmer assistance and without changing the source code. These modules are designed to save time and reduce the cost of ownership." The graphic consists of twelve blue hexagonal shapes arranged in an "S" shape with each shape overlapping the next, increasing in size. The first shape is labeled "Data Exchange," and from that text, a line points to an image of a computer screen. The image is captioned, "Users can now control data integration and conversion." The next hexagon is labeled "Workload." The next hexagon is labeled "Solution," and a line points to another computer screen, which is captioned, "Extend functionality by integrating with customer's imaging system to view invoices online." The next hexagon is titled "Business Controls" and a line points to a third computer screen image which is captioned, "Users can click and drag a mouse to tailor unique business rules such as reporting organization charts." The next two hexagons are labeled "Internet" and "Workflow," and the last hexagon contains the label "Analysis" and a line points to a fourth computer screen which is captioned, "Quick Graphs provide information analysis at the users' fingertips."

                               ----------------

  SQL Financials(R) is a registered trademark of the Company and World Class Applications . . . Breakthrough in Time(TM), Active Architecture(TM), Graphical Architects(TM), Data Exchange/Graphical Architect(TM), Solution/Graphical Architect(TM), Workload/Graphical Architect(TM), Workflow/Graphical Architect(TM), Business Controls/Graphical Architect(TM), Internet/Graphical Architect(TM) and Analysis/Graphical Architect(TM) are trademarks of the Company. All other trademarks and registered trademarks used in this Prospectus are the property of their respective owners.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

  SQL Financials International, Inc. ("SQL Financials" or the "Company") develops, markets and supports client/server financial software applications that reduce the total cost of ownership by minimizing the time, costs and risks associated with implementing, changing and upgrading applications. The Company's products are based on a flexible, open architecture called Active Architecture(TM) which allows for seamless, rapid changes and upgrades without modifying the source code. The Company's software provides organizations with the broad functionality of custom-designed applications without the high total cost of ownership traditionally associated with such applications. By providing broad functionality, a flexible open architecture, and minimized implementation and modification time, the Company addresses the needs of a wide range of organizations while giving end users more control of their work environment.

  Widespread adoption of client/server environments has provided end users with greater access to information and more flexibility, resulting in increased productivity and greater control. Client/server-based financial applications have become the key integration point with other enterprise-level applications, enabling users to automate and streamline core business processes, improve tracking, analysis and reporting, and make faster, more informed decisions. According to International Data Corporation, the market for enterprise-level accounting, human resource and payroll client/server applications exceeded $3.0 billion in 1996, and is projected to grow at a compound annual growth rate of 30% through the year 2001 to over $12.0 billion.

  Traditionally, organizations have had two alternatives when deploying enterprise financial applications: either a highly complex custom-designed application to meet the organization's specific requirements; or an off-the-shelf application often lacking the functionality of custom-designed applications. The limitations of both the custom-designed and traditional off-the-shelf applications result in high total cost of ownership to the organization. The largest components of such cost are the necessary labor and programming resources. According to the Gartner Group, labor-related services, including implementation and post-implementation services, comprise approximately 71% of the five- year total cost of ownership for client/server applications, with the acquisition cost of software comprising only 17% of the total cost of ownership, and hardware and networking costs comprising the balance.

  The Company's product family includes a full suite of financial and human resource applications. These applications cover the full range of financial and accounting functions, including general accounting, expense accounting, revenue accounting and human resources. The Company licenses a series of modules, its Graphical Architects(TM), that are designed to extend, enhance, integrate and change the look-and-feel of the Company's core applications. Through a visual point-and-click interface, the Graphical Architects modules allow users to personalize and configure the Company's applications without any source code programming. In addition, the Company provides dedicated implementation services as an integral part of its solution,and believes that these services result in a high level of customer satisfaction, strong customer references and long relationships. The Company provides ongoing support services to assist customers in maintaining and updating their systems, training their employees and adding functionality as the customers' business grows and their requirements change.

  The Company's objective is to become the leading provider of financial applications to non-industrial organizations. The key elements of the Company's strategy are: (i) to extend its technology leadership; (ii) to leverage its expertise in financial applications; (iii) to capitalize on middle market opportunities; (iv) to leverage its installed customer base; and (v) to expand sales and marketing channels.

  The Company licenses its products and services primarily through a direct sales force in the United States and Canada. The Company focuses its sales and marketing efforts on value buyers in mid-sized non-industrial organizations, including divisions of larger companies, which represent the fastest growing segment of the financial applications market. At January 31, 1998, the Company had more than 195 customers, including leading organizations such as National Railroad Passenger Corporation ("Amtrak"), Blue Cross/Blue Shield of Alabama, Chartwell Re Holdings Corporation, First Data Corporation, Land's End, Inc., A.C. Nielsen Company, T. Rowe Price Associates, Inc., Shaw Industries, Inc., Toronto-Dominion Bank and United Technologies Corporation.

  The Company was incorporated in Delaware in 1991. Unless the context otherwise requires, references in this Prospectus to the "Company" refer to SQL Financials International, Inc. and its consolidated subsidiaries, SQL Financials Services, L.L.C. (the "Services Subsidiary") and SQL Financials Europe, Inc. The Company's principal executive offices are located at 3950 Johns Creek Court, Suite 100, Suwanee, Georgia 30024. The Company's telephone number at that address is (770) 291-3900.

                                  THE OFFERING

Common Stock offered by the Company ....  2,500,000 shares

Common Stock to be outstanding after
the Offering............................  9,047,914 shares(1)

Use of Proceeds ........................  For general corporate purposes and working capital, which may include
                                          future acquisitions. See "Use of
                                          Proceeds."

Proposed Nasdaq National Market symbol
 ........................................  SQLF
--------
(1) Includes (i) 4,787,594 shares of Common Stock to be issued upon conversion of all outstanding shares of the Company's Preferred Stock (the "Conversion"); (ii) 225,000 shares of Common Stock issued by the Company in connection with the purchase from Technology Ventures, LLC ("Tech Ventures") its 20% interest in the Services Subsidiary (the "Acquisition"); and (iii) 131,250 shares of Common Stock to be issued upon conversion of the Preferred Stock acquired upon the exercise of a warrant held by Tech Ventures (the "Warrant Exercise"). The Conversion and Warrant Exercise will be effected concurrently with the effective date of this Offering.
    Excludes: (i) 1,652,700 shares of Common Stock reserved for issuance under the Company's 1992 Stock Option Plan for which options to acquire 1,528,188 shares of Common Stock are outstanding as of the date of this Prospectus at exercise prices ranging from $0.67 to $4.83 per share and a weighted average exercise price of $2.35 per share; (ii) 1,000,000 shares of Common Stock reserved for issuance under the Company's 1998 Stock Incentive Plan for which no options have yet been granted; (iii) 300,000 shares of Common Stock issuable upon the exercise of an outstanding warrant at an exercise price of $3.67 per share issued in connection with the Acquisition; and
    (iv) 95,610 shares of Common Stock issuable at a weighted average price of $6.22 per share, upon conversion of Preferred Stock issuable upon the exercise of outstanding warrants. See "Capitalization," "Management-- Employee Benefit Plans," "Certain Transactions" and Note 11 of Notes to the Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                       PRO FORMA
                                 YEAR ENDED DECEMBER 31,               YEAR ENDED
                         -------------------------------------------  DECEMBER 31,
                          1993     1994     1995     1996     1997      1997 (1)
                         -------  -------  -------  -------  -------  ------------
STATEMENT OF OPERATIONS
 DATA:
Total revenues.......... $ 1,054  $ 3,821  $ 8,190  $13,056  $25,988    $25,988
Operating loss..........  (2,156)  (5,157)  (7,987)  (7,658)  (3,358)    (3,801)
Net loss................  (2,170)  (5,140)  (8,049)  (7,879)  (4,110)    (4,154)
Basic and diluted net
 loss per share.........   (2.23)   (5.65)   (6.19)   (5.74)   (2.97)
Weighted average common
 shares
 outstanding (2)........     975      910    1,300    1,373    1,386
Pro forma basic and
 diluted net loss per
 share (3)..............                                                $ (0.64)
Pro forma weighted
 average common shares
 outstanding (3)........                                                  6,503

                                                    DECEMBER 31, 1997
                                             ----------------------------------
                                                         PRO       PRO FORMA
                                              ACTUAL   FORMA(4)  AS ADJUSTED(5)
                                             --------  --------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents................... $  7,213  $ 7,624      $34,124
Working capital (deficit)...................     (453)     (42)      26,458
Total assets................................   15,019   17,575       44,075
Long-term debt, net of current portion......      497    1,431        1,431
Redeemable convertible preferred stock......   25,112      --           --
Total stockholders' equity (deficit)........  (27,910)    (933)      25,567

-------
(1) Pro forma statement of operations data gives effect to the following transactions as if such transactions occurred on January 1, 1997: (i) amortization of the goodwill to be recognized upon the completion of the Acquisition of $143,000 for the year ended December 31, 1997, (ii) the payment to an officer of the Company and owner of Tech Ventures of $225,000 for the resignation and termination of certain rights and positions and $75,000 of severance upon the completion of the Offering (the "Officer Payments"), (iii) the elimination of the minority interest in the income of the Services Subsidiary of $478,000 for the year ended December 31, 1997, and (iv) interest expense of $79,000 on the $1.1 million note payable issued in connection with the Acquisition for the year ended December 31, 1997. See "Certain Transactions" and Note 11 to Notes to Consolidated Financial Statements.
(2) See Note 1 of Notes to Consolidated Financial Statements for a description of the computation of weighted average shares outstanding.
(3) Pro forma to effect: (i) the Conversion; (ii) the Acquisition; and (iii) the Warrant Exercise. See "Certain Transactions."
(4) Pro forma balance sheet data gives effect to the following transactions as if such transactions occurred as of the date presented: (i) the goodwill of $2.1 million, the present value of a note payable of $934,000 and the value of the warrant to purchase 300,000 shares of Common Stock valued at $428,000 to be recognized upon completion of the Acquisition; (ii) the elimination of the minority interest of $243,000 related to the 20% interest of Tech Ventures in the Services Subsidiary through the payment of cash of $205,000, the repayment of a note receivable of $37,000 and the elimination of the original $75,000 investment by Tech Ventures in the Services Subsidiary; (iii) the Conversion; and (iv) the Warrant Exercise resulting in proceeds to the Company of $612,000.
(5) Adjusted to give effect to the sale of the 2,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $12.00 per share (the midpoint of the valuation range), after deducting the estimated underwriting discount and offering expenses payable by the Company, and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                           FORWARD-LOOKING STATEMENTS

  Information contained in this Prospectus includes "forward-looking statements" that are based largely on the Company's current expectations and are subject to a number of risks and uncertainties. The Company faces many risks and uncertainties, including those described in this Prospectus under the caption "Risk Factors." Because of these many risks and uncertainties, the Company's actual results may differ materially from any results presented in or implied by the forward-looking statements included in this Prospectus.

                                ----------------

  Except as otherwise indicated, all information in this Prospectus: (i) assumes no exercise of the Underwriters' over-allotment option; and (ii) reflects a three-for-two split of the Company's Common Stock, effected in the form of a stock dividend, upon the effective date of this Offering, whereby each share of the Company's outstanding Common Stock will be converted into 1.5 shares of Common Stock.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, prospective investors should consider carefully the following risk factors in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE OPERATING RESULTS

  The Company has incurred significant net losses in each year since its formation. As of December 31, 1997, the Company had an accumulated deficit of approximately $28.0 million. These losses have occurred, in part, because of the substantial costs incurred by the Company to develop its products, expand its product research and hire and train its direct sales force. Although the Company has achieved recent revenue growth and profitability for the quarters ended September 30, 1997 and December 31, 1997, there can be no assurance that the Company will be able to generate the substantial additional growth in revenues that will be necessary to sustain profitability. The Company plans to continue to increase its operating expenses in order to fund higher levels of research and development, increase its sales and marketing efforts, broaden its customer support capabilities and expand its administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not offset by increased revenues, the Company's business, results of operations and financial condition would be materially adversely affected. The Company's financial prospects must be considered in light of the risks, costs and difficulties frequently encountered by emerging companies, particularly companies in the competitive financial and human resource software industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company has experienced, and is expected to continue to experience, significant fluctuations in quarterly operating results caused by many factors, including, but not limited to: (i) changes in the demand for the Company's products; (ii) the timing, composition and size of orders from the Company's customers, including the tendency for significant bookings to occur in the fourth quarter; (iii) lengthy sales cycles; (iv) spending patterns and budgetary resources of its customers; (v) the success of the Company in generating new customers; (vi) introductions or enhancements of products, or delays in the introductions or enhancements of products, by the Company or its competitors; (vii) changes in the Company's pricing policies or those of its competitors; (viii) the Company's ability to anticipate and effectively adapt to developing markets and rapidly changing technologies; (ix) the Company's ability to attract, retain and motivate qualified personnel; (x) changes in the mix of products sold; (xi) the publication of opinions about the Company and its products, or its competitors and their products, by industry analysts or others; and (xii) changes in general economic conditions.

  The loss of any large sale, or the deferral of a large sale to a subsequent quarter, could have a material adverse effect on current quarter operating results and could cause significant fluctuations in revenues and earnings from quarter-to-quarter. Additionally, because the Company derives a smaller percentage of its revenues from maintenance contracts than many financial and human resource software companies with a longer history of operations, the Company does not have a significant ongoing revenue stream that may tend to mitigate quarterly fluctuations in operating results.

  The Company also has experienced, and is expected to continue to experience, a high degree of seasonality, and in recent years has recognized a proportionately greater percentage of its total revenues in the fourth quarter. Fourth quarter revenues in 1995, 1996 and 1997 were 39.1%, 33.6% and 32.5%, respectively, of total revenues for those years. As a result of this seasonality, the Company may experience reduced net income, or even net losses, in the first, second or third fiscal quarters in any year.

  Consistent with software industry practice, the Company typically ships its software promptly following receipt of a firm order. Accordingly, the Company expects to continue to operate with minimal backlog. As a result, quarterly sales and operating results depend generally on the volume and timing of orders within the quarter, the tendency of sales to occur late in fiscal quarters and the ability of the Company to fill orders received within the quarter, all of which are difficult to forecast and manage. The Company's expense levels are based in part on its expectations of future orders and sales. A substantial portion of the Company's operating expenses are related to personnel, facilities and sales and marketing programs. This level of spending for such expenses cannot be adjusted quickly and is, therefore, relatively fixed in the near term. Accordingly, any significant shortfall in demand for the Company's products in relation to the Company's expectations would have an immediate and material adverse financial effect on the Company.

  Due to all of the foregoing factors, the Company believes that its quarterly operating results are likely to vary significantly in the future. Therefore, in some future quarter the Company's results of operations may fall below the expectations of securities analysts and investors. In such event, or in the event that such result is perceived by market analysts to have occurred, the trading price of the Company's Common Stock would likely be materially adversely affected.

DEPENDENCE ON DIRECT SALES MODEL

  To date, the Company has sold its products exclusively through its direct sales force. The Company intends to continue to differentiate itself from many of its competitors by relying principally on its direct sales model. As a consequence of this strategy, the Company's ability to achieve significant revenue growth in the future will depend in large part on its success in recruiting, training and retaining additional direct sales and consulting personnel and on the continuing success of the direct sales force. The Company's financial success will depend in large part on the ability of the Company's direct sales force to increase sales to levels necessary to sustain profitability. In order to increase sales, the Company must hire, train and deploy a continually increasing staff of competent sales personnel. The Company believes that there is a shortage of, and significant competition for, direct sales personnel with the advanced sales skills and technological knowledge necessary to sell the Company's products. The Company's inability to hire, or failure to retain, competent sales persons would have a material adverse affect on the Company's business, results of operations and financial condition.

  In addition, by relying primarily on a direct sales force model, the Company may fail to leverage the additional sales capabilities that might be available through other sales distribution channels, which may place the Company at a disadvantage with respect to its competition. In the future, the Company intends to develop indirect distribution channels through third-party distribution arrangements. There can be no assurance that the Company will be successful in establishing third-party distribution arrangements, or that any such expansion of the Company's indirect distribution channels will result in increased revenues. See "Business--Sales and Marketing" and "--Competition."

COMPETITION

  The market for financial and human resource applications is intensely competitive. The Company's applications are designed for use in a client/server environment utilizing Windows NT and Unix servers. Principal competitors that offer products that run on Windows NT or Unix servers in a client/server environment include PeopleSoft, Inc. ("PeopleSoft"), Oracle Corporation ("Oracle"), and Lawson Software, Inc. ("Lawson"). In 1997, J.D. Edwards & Company introduced financial applications for use on Windows NT or Unix servers in competition with the Company. The Company also faces indirect competition from companies that sell financial software applications for use mainly on proprietary mid-range computing systems, from suppliers of custom-developed financial applications software systems, from the consulting groups of major accounting firms and from the IT departments of potential customers that choose to develop systems internally.

  The majority of the Company's principal current and potential competitors have significantly greater financial, technical and marketing resources and name recognition than the Company. In addition, because of relatively low barriers to entry and relatively high availability of capital in today's markets, the Company believes that new competitors will emerge in the Company's markets. The Company anticipates that it may face pricing pressures and that one or more companies in its markets may face financial failure. In the past, a number of software markets have become dominated by one or a small number of suppliers, and a small number of suppliers or even a single supplier may dominate the Company's market. If the Company does not offer products that continue to achieve success in its market in the short term, the Company could suffer a loss in market share and brand name acceptance. Moreover, any material reduction in the price of the Company's products would negatively affect the Company's margins as a percentage of net revenues and would require the Company to increase sales or reduce costs to maintain or increase net income. The occurrence of any of the foregoing would result in a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to compete effectively with current and future competitors. See "Business--Competition."

RAPID TECHNOLOGICAL CHANGE; RISKS ASSOCIATED WITH NEW PRODUCTS AND PRODUCT ENHANCEMENTS

  The market for financial and human resource applications is characterized by rapid technological change, frequent introductions of new and enhanced products, changes in customer demands and evolving industry and financial accounting standards and practices. The introduction of products embodying new technologies and functionality can render existing products obsolete and unmarketable. As a result, the Company's future success will depend, in part, upon its ability to continue to enhance its existing products and develop and introduce new products that keep pace with technological developments, satisfy customer requirements and achieve market acceptance. There can be no assurance that the Company will successfully identify new product opportunities and develop and bring new products to the market in a timely and cost-effective manner, or that products, capabilities or technologies developed by others will not render the Company's products or technologies obsolete or noncompetitive or shorten life cycles of the Company's products. The Company has addressed and will continue to address product development and enhancement initiatives primarily through the Company's internal research and development staff, as well as through the licensing of third-party technologies.

  Because of these potentially rapid changes in the financial and human resource applications market, the life cycle of versions of the Company's products is difficult to estimate. The Company's future success will depend upon its ability to address the increasingly sophisticated needs of its customers by developing and introducing enhancements to its products on a timely basis that keep pace with technological developments, emerging industry standards and customer requirements. The Company has recently released 32-bit versions of its financial applications products. The Company believes that these products offer the advanced functionality and technological capabilities necessary to compete with generally available competitive products. There can be no assurance, however, that the Company will be successful in developing and marketing enhancements to existing products or in developing new products that respond to technological changes, evolving industry or accounting standards or practices or customer requirements. Any failure by the Company to successfully develop and bring new or enhanced products to market that offer advanced technology and functionality adequate to compete with other available products could have a material adverse effect on the business, results of operations and financial condition of the Company. See "Business--Industry Background," "--Products," "--Technology" and "--Research and Development."

MANAGEMENT OF GROWTH

  The Company recently has experienced significant growth in its sales and operations and in the complexity of its products and product distribution channels. The Company increased its sales by approximately 217% from approximately $8.2 million in 1995 to approximately $26.0 million in 1997. The Company increased the number of its employees from 105 at December 31, 1995 to 208 persons at December 31, 1997, and intends to further increase the size of its sales force and development staff to address anticipated growth in sales. The Company's growth, coupled with the rapid evolution of the Company's markets, has placed, and is likely to continue to place, significant strains on the Company's administrative, operational and financial resources and increase demands on its internal systems, procedures and controls. If the Company is unable to manage future growth effectively, the Company's business, results of operations and financial condition could be materially adversely affected. See "Business--Sales and Marketing," "--Employees," and "Management."

DEPENDENCE ON KEY PERSONNEL; ABILITY TO HIRE AND RETAIN PERSONNEL

  The Company's performance is substantially dependent on the performance of its key management, sales, support and technical personnel, all of whom are employed at will and are not bound by an employment agreement to continue in the employ of the Company. The loss of the services of any of such personnel could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company does not maintain key person life insurance policies on any of its employees or consultants other than Joseph S. McCall.

  The Company's success also is highly dependent on its continuing ability to identify, hire, train, motivate and retain highly qualified management, technical, and sales and marketing personnel. Competition for such personnel is intense, and the Company believes that there is a shortage of qualified personnel with the skills required to manage, develop, sell and market financial and human resource applications and enhancements in today's highly competitive environment. Accordingly, there can be no assurance that the Company will be able to attract, assimilate or retain highly qualified personnel in the future. The inability to attract and retain the necessary personnel would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Employees" and "Management."

PLANNED INTERNATIONAL EXPANSION

  To date, the Company has had limited experience selling or marketing its products to customers outside of the United States and Canada. In 1994, the Company investigated opportunities to market its products in the United Kingdom and ultimately determined that expansion in that market was not advantageous at that time. Notwithstanding that determination, the Company believes that a potential market exists for its current applications in countries other than the United States and Canada. Therefore, the Company currently intends to expand its operations outside of the United States and Canada and believes that an increasing percentage of its future sales will be derived from international sales. However, because of the Company's limited experience in international sales and marketing, no assurance can be given that the Company will be able to successfully sell its products to customers outside the United States and Canada. There are certain difficulties and risks inherent in doing business internationally, including, but not limited to: (i) costs of customizing products and services for international markets; (ii) dependence on independent resellers; (iii) multiple and conflicting regulations; (iv) exchange controls; (v) longer payment cycles; (vi) unexpected changes in regulatory requirements; (vii) import and export restrictions and tariffs; (viii) difficulties in staffing and managing international operations; (ix) greater difficulty or delay in accounts receivable collection; (x) potentially adverse tax consequences; (xi) the burden of complying with a variety of laws outside the United States; (xii) the impact of possible recessionary environments in economies outside the United States; and (xiii) political and economic instability. The Company's ability to expand its business in certain countries will require modification of its products, including modifications to support foreign languages and accounting principals and practices. Furthermore, the Company expects that its export sales will be denominated predominantly in United States dollars. An increase in the value of the United States dollar relative to other currencies could make the Company's products and services more expensive and, therefore, potentially less competitive in international markets. If the Company successfully increases its international sales, its total revenues may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. See "Business--Industry Background," "--Strategy" and "--Sales and Marketing."

PRODUCT CONCENTRATION; MARKET ACCEPTANCE

  The Company expects that revenues from its financial applications products will continue to account for substantially all of the Company's product revenues for the foreseeable future. During 1997, the Company released 32-bit versions of its financial applications with enhanced functionality. Increased market acceptance of this enhanced product family is critical to the Company's ability to increase sales and therefore to sustain profitability. Any factor adversely affecting sales or pricing levels of these applications will have a material adverse effect on the Company's business, results of operations and financial condition. Factors that may affect market acceptance include the availability and price of competing products and technologies and the success of the sales efforts of the Company. Moreover, the Company anticipates that its competitors will introduce additional competitive products, particularly if demand for financial applications increases, which may reduce future market acceptance of the Company's products. The Company's future performance will also depend in part on the successful development, introduction and market acceptance of new and enhanced products. There can be no assurance that any such new or enhanced products will be successfully developed, introduced or marketed, and failure to do so would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Products," "--Technology," and "--Competition."

LENGTHY SALES CYCLES

  A customer's decision to license and implement the Company's financial and human resource applications presents significant enterprise-wide implications and involves a substantial commitment of the customer's management attention and resources. The Company believes that the period between initial customer contact and the customer's purchase commitment typically ranges from four to seven months for its applications. Currently, the demand for solutions to the Year 2000 problem generally has resulted in a temporary reduction in the sales cycle for many companies that have chosen to implement client/server based financial applications to resolve impending systems failure caused by the Year 2000. However, as more companies achieve Year 2000 compliance in their financial applications, and as a result of the increased complexity of the Company's products and an increase in the number and sophistication of competing products, sales cycles are likely to increase in the future. Accordingly, the Company's future sales cycle could extend beyond seven months as a result of lengthy evaluation and approval processes that typically accompany major initiatives or capital expenditures, including delays over which the Company has little or no control. The loss of individual orders due to increased sales and evaluation cycles, or delays in the sale of even a limited number of systems, could have a material adverse effect on the Company's business, results of operations and financial condition and, in particular, could contribute to significant fluctuations in operating results on a quarterly basis. See "Business--Sales and Marketing."

PROPRIETARY RIGHTS AND LICENSING

  The Company's success depends significantly upon its internally developed proprietary intellectual property and intellectual property licensed from others. The Company relies on a combination of copyright, trademark and trade secret laws as well as on confidentiality procedures and licensing arrangements, to establish and protect its proprietary rights in its products. The Company has no patents or patent applications pending, and existing trade secret and copyright laws provide only limited protection of the Company's proprietary rights. The Company has registered or applied for registration for certain copyrights and trademarks and will continue to evaluate the registration of additional copyrights and trademarks as appropriate. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Third parties may also independently develop products similar to the Company's products. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States.

  The Company enters into license agreements with each of its customers. The Company's license agreements provide for the customer's non-exclusive right to use the object code version of the Company's products. The Company's license agreements prohibit the customer from disclosing to third parties or reverse engineering the Company's products and disclosing the Company's other confidential information. In certain rare circumstances, typically for the earliest releases of the Company's products, the Company has granted its customers a source code license, solely for the customer's internal use.

  The Company has in the past licensed and may in the future license on a non-exclusive basis third-party software for use and distribution with the Company's financial and human resource applications. Additionally, the Company's human resource applications are based on software acquired under a non-exclusive object code and source code license from a third party. Because these third-party software licenses are non-exclusive, no assurance can be given that these licensors will not grant similar licenses to the Company's competitors. Expiration or termination of the Company's third-party licenses or the inability of Company's licensors to adequately maintain or update software would adversely affect the Company's ability to ship certain products. While it may be necessary or desirable in the future to obtain third-party software licenses from alternative sources, there can be no assurance that the Company will be able to do so on commercially reasonable terms, if at all. See "Business--Proprietary Rights and Licensing."

  Although the Company does not believe that it is infringing the intellectual property rights of others, claims of infringement are becoming increasingly common as the software industry matures and expanded legal protections are applied to software products. Third parties may assert infringement claims against the Company with respect to the Company's proprietary technology and intellectual property licensed from others. Generally, the Company's third-party software licensors indemnify the Company from claims of infringement. However, in the event the Company receives a claim of infringement relating to third-party software distributed by the Company there can be no assurance that the Company's licensors will be able to fully indemnify the Company for such claim, it at all. Infringement claims against the Company can cause product release delays, require the Company to redesign its products or require the Company to enter into royalty or license agreements, which agreements may not be available on terms acceptable to the Company or at all. Furthermore, litigation, regardless of the outcome, could result in substantial cost to the Company, divert management attention and delay customer purchasing decisions. Any infringement claim against the Company could have a material adverse effect on the Company's business, results of operations and financial condition.

RISK OF PRODUCT DEFECTS; PRODUCT LIABILITY

  As a result of their complexity, software products may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and testing and use by current and potential customers, errors will not be found in new financial applications after commencement of commercial shipments or, if discovered, that the Company will be able to successfully correct such errors in a timely manner or at all. The occurrence of errors and failures in the Company's products could result in the loss of or delay in market acceptance of the Company's financial applications, and alleviating such errors and failures could require significant expenditure of capital and other resources by the Company. The consequences of such errors and failures could have a material adverse effect on the Company's business, results of operations and financial condition.

  Since the Company's financial applications are used by its customers for financial reporting and analysis and payroll processing, design defects, software errors, misuse of the Company's products, incorrect data from network elements or other potential problems within or out of the Company's control that may arise from the use of the Company's products could result in financial or other damages to the Company's customers. Although the Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect the Company against such claims and the liability and costs associated therewith. Accordingly, any such claim could have a material adverse effect upon the Company's business, results of operations and financial condition. The Company provides warranties for its products after the software is purchased for the period in which the customer maintains the Company's support of the product. The Company's license agreements generally do not permit product returns by the customer, and product returns and warranty expense for 1995, 1996 and 1997 represented less than 8.3%, 4.9% and 1.2% of total revenues during each respective period. However, no assurance can be given that product returns will not increase as a percentage of total revenues in future periods. See "Business--Products," "--Technology," and "--Customers."

RELIANCE ON THIRD-PARTY SOFTWARE

  The Company maintains nonexclusive license agreements with Microsoft Corporation, Oracle Corporation and Sybase, Inc. which allow the Company to integrate its products with relational database management systems provided by these companies. If the Company's customers experience significant problems with these database management systems and such problems are not corrected by the database system provider, there can be no assurance that Company's customers will be able to continue to use the Company's products. Additionally, the

Company's inability to maintain upward compatibility with a new database management system release could impact the ability of the Company's customers to use the Company's products. The customer's inability to use the Company's products would affect customer's renewal of software maintenance for such products, which would have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company relies on non-exclusive license agreements with Arbor Software Corporation, Centura Corporation, FRx Software Corporation, and Personal Data Systems, Inc. for third-party software that is distributed by the Company. The loss of, or inability to maintain, any of these software licenses would result in delays or reductions in product shipments until equivalent software could be identified, licensed or developed. Any such delays could have a material adverse effect on the Company's business, operating results and financial condition. Further, in some instances the Company only receives object code from its licensors, causing the Company to be reliant on software support services from third parties. If these third parties fail to satisfy their maintenance obligations to the Company, then the Company would likely fail to satisfy its software support obligations to its customers. Any such failure would have a material adverse effect on the Company's business, results of operation and financial condition.

  The termination of any such licenses or the failure of any of these third-party licensors to adequately maintain or update their products could delay the shipment of certain of the Company's products while it seeks to implement software offered by alternative sources, and any required replacement licenses could prove costly. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of the Company's products or relating to current or future technologies, there can be no assurance that the Company will be able to do so on commercially reasonable terms or at all.

  The Company's financial applications are designed to be Year 2000 compliant. However, the Company is in the process of determining the extent to which third-party licensed software distributed by the Company is Year 2000 compliant, as well as the impact of any non-compliance on the Company and its customers. Additionally, in the event relational database management systems used with the Company's software are not Year 2000 compliant, there can be no assurance that Company's customers will be able to continue to use the Company's products. The Company does not currently believe that the effects of any Year 2000 non-compliance in the Company's installed base of software will result in a material adverse impact on the Company's business or financial condition. However, the Company's investigation with respect to third-party software is in its preliminary stages, and no assurance can be given that the Company will not be exposed to potential claims resulting from system problems associated with the century change.

CONTROL BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS

  Upon completion of this Offering, the Company's executive officers and directors, and their affiliates, as a group, will beneficially own approximately 25% of the Company's outstanding Common Stock. As a result, these stockholders will be able to influence matters requiring approval by the stockholders of the Company, including the election of directors and approval of significant corporate transactions.

BROAD MANAGEMENT DISCRETION IN USE OF PROCEEDS

  The Company intends to use the net proceeds of this Offering for general corporate purposes, including product development and working capital. The Company may use a portion of the net proceeds of the Offering to acquire or invest in businesses, technologies or products complementary to the Company's business. The Company has no other specific plans to use the net proceeds of this Offering. Accordingly, the Company will retain broad discretion to allocate a substantial portion of the net proceeds of this Offering. Pending any such uses, the Company plans to invest the net proceeds in investment-grade, interest-bearing securities. See "Use of Proceeds."

RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS

  The Company may in the future engage in selective acquisitions of businesses that are complementary to the business conducted by the Company. While the Company has from time to time in the past considered acquisition opportunities, it has never acquired a significant business and has no existing agreements or commitments to effect any acquisition. Accordingly, there can be no assurance that the Company will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business into the Company's operations. Such integration risk includes, among other things, the difficulty in assimilating the operations and personnel of an acquired company; potential disruption of the Company's ongoing business; inability to successfully integrate acquired systems into the Company's operations, maintenance of uniform standards, controls and procedures; and possible impairment of relationships with employees of an acquired business as a result of changes in management. Further, acquisitions may involve a number of additional risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on the Company's business, results of operations and financial condition. Problems with an acquired business could have a material adverse impact on the performance of the Company as a whole. The Company expects to finance any future acquisitions with the proceeds of this Offering as well as with possible debt financing, the issuance of equity securities (common or preferred stock) or a combination of the foregoing. There can be no assurance that the Company will be able to arrange adequate financing on acceptable terms. If the Company were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of the Company's available cash (possibly including a portion of the proceeds of this Offering) could be used to consummate the acquisitions. If the Company were to consummate one or more significant acquisitions in which the consideration consisted of stock, stockholders of the Company could suffer significant dilution of their interests in the Company. Many business acquisitions must be accounted for as a purchase. Most of the businesses that might become attractive acquisition candidates for the Company are likely to have significant intangible assets and acquisition of those businesses, if accounted for as a purchase, would typically result in substantial goodwill amortization charges to the Company, reducing future earnings. In addition, such acquisitions could involve non-recurring acquisition-related charges, such as the write-off or write-down of software development costs or other intangible items.

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this Offering, there has been no public market for the shares of Common Stock of the Company, and there can be no assurance that an active public market for the shares of Common Stock of the Company will develop or be sustained after the Offering. The initial public offering price will be determined by negotiation between the Company and the Underwriters based upon several factors. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The market price of the shares of Common Stock may be highly volatile and could be subject to wide fluctuations in response to variations in results of operations, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company's operating results in a particular quarter to meet market expectations may adversely affect the market price of the shares of Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, results of operations and financial condition.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of the Company's Common Stock in the public market after this Offering, or the perception that such sales could occur, could adversely affect the market price of the shares of the Common Stock. Of the 9,047,914 shares of Common Stock to be outstanding upon
completion of this Offering,     shares are being registered in the
Registration Statement and covering this Prospectus and will
be freely tradeable without restriction. All of the remaining     shares of
Common Stock are restricted securities as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Taking into consideration the effect of lock-up agreements entered into by all officers and directors and stockholders of the Company, an additional shares will become eligible for sale upon expiration of the lock-up agreements 180 days after the date of this Prospectus, subject to the provisions of Rules 144 and 701 of the Securities Act. The Company intends to file a Registration Statement on Form S-8 after the completion of the Offering, after which time an additional 277,578 shares issuable upon the exercise of vested employee and consultant stock options will become eligible
for sale. The holders of approximately     shares of Common Stock to be
outstanding upon the completion of this Offering are entitled to certain rights with respect to registration of such shares for sale to the public beginning 180 days after the completion of this Offering. See "Management-- Executive Compensation," "Description of Capital Stock" and "Shares Eligible for Future Sale."

POTENTIAL ISSUANCE OF PREFERRED STOCK; ANTITAKEOVER PROVISIONS

  The Company's Certificate of Incorporation permits the issuance of up to shares of Preferred Stock and permits the Board of Directors to fix the rights, preferences, privileges and restrictions of such shares without any further vote or action by the Company's stockholders. As of the date of this Prospectus, the Company had 3,191,743 shares of Preferred Stock outstanding, all of which will convert to 4,787,594 shares of Common Stock upon the effectiveness of this Offering. Although the Company has no current plans to issue new shares of Preferred Stock, the potential issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. At the effective time of this Offering, the Company's Board of Directors will be divided into three classes, each of which serves for a staggered three-year term. Such staggered board may make it more difficult for a third party to gain control of the Company's Board of Directors. In addition, certain provisions of the Company's corporate charter and by-laws and of Delaware law may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors including takeovers which certain stockholders may deem to be in their best interest. See "Description of Capital Stock."

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

  This Prospectus contains certain forward-looking statements, including, among others, (i) the ability of the Company to fund higher levels of research and development, increase its sales and marketing efforts, broaden its customer support capabilities and expand its administrative resources in anticipation of future growth; (ii) the ability of the Company to continue to rely principally on a direct sales model; (iii) the Company's plans to develop indirect distribution channels through third-party arrangements; (iv) the ability of the Company to increase the size of its sales force and development staff; and (v) the expansion of the Company's operations outside of the United States and Canada. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. In addition to the other risks described elsewhere in this "Risk Factors" discussion, important factors to consider in evaluating such forward-looking statements include: (i) changes in external competitive market factors or in the Company's internal budgeting process which might impact trends in the Company's results of operations; (ii) unanticipated working capital or other cash requirements; and (iii) various competitive factors that may prevent the Company from competing successfully in the marketplace. In light of these risks and uncertainties, many of which are described in greater detail elsewhere in this "Risk Factors" discussion, there can be no assurance that the forward-looking statements contained in this Prospectus will in fact transpire.

IMMEDIATE AND SUBSTANTIAL DILUTION

  The initial public offering price per share of Common Stock is substantially higher than the book value per share of the outstanding Common Stock. As a result, purchasers of Common Stock in this Offering will experience an immediate dilution of $9.54 per share in the pro forma net tangible book value of their Common

Stock from the assumed initial public offering price of $12.00 per share. Additional dilution is likely to occur upon the exercise of outstanding stock options, which entitle the option holders to purchase shares of Common Stock at prices significantly below the initial public offering price. To the extent such options are exercised, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered hereby are estimated to be approximately $26,500,000 ($30,685,000 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $12.00 per share and after deducting the estimated underwriting discounts and estimated expenses payable by the Company in connection with the Offering.

  The Company expects to use the net proceeds of this Offering for working capital and other general corporate purposes. These purposes may include increased expenditures on research and product development, expansion of the Company's sales and marketing staff, the development of new distribution and sales channels, including channels for international sales, and the expansion of the Company's capabilities to provide implementation, training and upgrade services, and customer support and maintenance.

  From time to time in the ordinary course of business, the Company evaluates the acquisition of businesses and technologies that complement the Company's business, for which a portion of the net proceeds may be used. Currently, however, the Company does not have any understandings, commitments or agreements with respect to any such acquisitions. Pending application of the net proceeds for the purposes described above, the Company intends to invest the net proceeds in investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

  The Company currently anticipates that it will retain all future earnings for use in its business and does not anticipate that it will pay any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's results of operations, capital requirements, general business conditions, contractual restrictions on payment of dividends, if any, legal and regulatory restrictions on payment of dividends, and other factors the Company's Board of Directors deems relevant. In addition, the Company's line of credit prohibits the payment of dividends without prior lender approval.

                                CAPITALIZATION

  The following table sets forth the long-term indebtedness and capitalization of the Company at December 31, 1997 on an actual, pro forma and pro forma as adjusted basis. The table should be read in conjunction with the Company's Unaudited Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                       DECEMBER 31, 1997
                                                 -------------------------------
                                                                      PRO FORMA
                                                             PRO         AS
                                                  ACTUAL   FORMA(1)  ADJUSTED(2)
                                                 --------  --------  -----------
                                                        (IN THOUSANDS)
Long-term debt, net of current portion, net of
 a discount of $166,000 pro forma and pro forma
 as adjusted...................................  $    497  $  1,431   $  1,431
Redeemable convertible preferred stock:
  3,500,000 shares Preferred Stock, par value
   $1.00 per share authorized; 262,500 shares
   of Series A Preferred Stock issued and
   outstanding; 454,888 shares of Series B
   Preferred Stock issued and outstanding;
   428,572 shares of Series C Preferred Stock
   issued and outstanding; 701,755 shares of
   series D Preferred Stock issued and
   outstanding; 697,675 shares of Series E
   Preferred Stock issued and outstanding;
   628,809 shares of Series F Preferred Stock
   issued and outstanding, actual; no shares
   outstanding pro forma or pro forma as
   adjusted....................................    25,112       --         --
Stockholders' equity (deficit):
  Preferred stock, $1.00 par value, 3,500,000
   shares authorized, 3,174,199 shares of
   redeemable convertible preferred stock
   issued, actual; no shares issued and
   outstanding pro forma or pro forma as
   adjusted....................................       --        --         --
  Common stock, $.0001 par value, 9,000,000
   shares authorized and 1,467,160 shares
   issued and outstanding, actual; 6,584,693
   shares issued and outstanding, pro forma;
   and 9,084,693 shares issued, pro forma as
   adjusted(3)(4)..............................       --          1          1
Additional paid-in capital.....................       438    26,986     53,486
Accumulated deficit............................   (28,019)  (28,019)   (28,019)
Warrants.......................................       652       468        468
Treasury stock, at cost........................        (2)       (2)        (2)
Note from stockholder..........................      (612)      --         --
Deferred compensation..........................      (367)     (367)      (367)
                                                 --------  --------   --------
  Total stockholders' equity (deficit).........   (27,910)     (933)    25,567
                                                 --------  --------   --------
    Total capitalization.......................  $ (2,301) $    498   $ 26,998
                                                 ========  ========   ========

--------
(1) Pro forma capitalization data gives effect to: (i) the Conversion; (ii) the Acquisition; and (iii) the Warrant Exercise. See "Certain Transactions" and Note 11 to Notes to Consolidated Financial Statements.
(2) Adjusted to give effect to the sale by the Company of 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds."
(3) Includes 75,000 shares of Common Stock held in treasury. Excludes: (i) 1,652,700 shares of Common Stock reserved for issuance under the Company's 1992 Stock Option Plan for which options to acquire 1,528,188 shares of Common Stock are outstanding as of the date of this Prospectus at exercise prices ranging from $0.67 to $4.83 per share and a weighted average exercise price equal to $2.35 per share; (ii) 1,000,000 shares of Common Stock reserved for issuance under the Company's 1998 Stock Incentive Plan for which no options have yet been granted; (iii) 300,000 shares of Common Stock issuable upon the exercise of an outstanding warrant at an exercise price of $3.67 per share issued in connection with the Acquisition and
    (iv) 95,610 shares of Common Stock issuable at a weighted average price of $6.22 per share upon exercise and conversion of Preferred Stock issuable upon the exercise of outstanding warrants. See "Capitalization," "Management--Employee Benefit Plans," "--Director Compensation."
(4) The Company filed an amendment to its Articles of Incorporation subsequent to December 31, 1997 to increase its authorized capital stock to shares.

                                   DILUTION

  As of December 31, 1997, the net tangible book deficit of the Company was approximately $(29.2 million) or $(20.96) per share. The pro forma net tangible book deficit of the Company, assuming completion of the Conversion, the Acquisition and the Warrant Exercise, was $(4.3 million) or $(0.67) per share. Pro forma net tangible book deficit per share is equal to the Company's total pro forma tangible assets, less total liabilities, divided by the number of shares of Common Stock outstanding on a pro forma basis at that date.

  After giving effect to the sale by the Company of the 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share, and the receipt of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of December 31, 1997 would have been approximately $22.2 million, or $2.46 per share. This represents an immediate increase in pro forma net tangible book value of $3.13 per share to existing stockholders and an immediate dilution of $9.54 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share...............           $12.00
                                                                         ------
Net tangible book deficit per share as of December 31, 1997...  $(20.96)
Increase per share attributable to pro forma adjustments......  $ 20.29
                                                                -------
Pro forma net tangible book deficit per share as of December
 31, 1997.....................................................  $ (0.67)
Increase per share attributable to new investors..............  $  3.13
                                                                -------
Pro forma net tangible book value per share as of December 31,
 1997 after the Offering......................................           $ 2.46
                                                                         ------
Dilution per share to new investors...........................           $ 9.54
                                                                         ======

  The following table sets forth, as of December 31, 1997, on a pro forma basis after giving effect to the issuance of 4,761,283 shares of Common Stock in connection with Conversion; 225,000 shares of Common Stock in connection with the Acquisition; 131,250 shares of Common Stock in connection with the Warrant Exercise, 2,500,000 shares of Common Stock offered hereby and the total consideration, and the average price per share paid by the existing stockholders and new investors, at an assumed initial public offering price of $12.00 per share, and before deducting the underwriting discount and estimated offering expenses:

                                 SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                 ----------------- -------------------   PRICE
                                  NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                 --------- ------- ----------- ------- ---------
Existing stockholders........... 6,509,693   72.3% $26,987,000   47.4%  $ 4.15
New investors................... 2,500,000   27.7   30,000,000   52.6   $12.00
                                 ---------  -----  -----------  -----
  Total......................... 9,009,693  100.0% $57,987,000  100.0%
                                 =========  =====  ===========  =====

  Following completion of this Offering, the Company will have outstanding options to acquire a total of 1,528,188 shares of Common Stock at exercise prices ranging from $0.67 to $4.83 per share and a weighted average exercise price of $2.35 per share, 300,000 shares of Common Stock issuable upon the exercise of an outstanding warrant at an exercise price of $3.67 per share issued in connection with the Acquisition, and warrants to acquire Preferred Stock convertible into an aggregate of 95,610 shares of Common Stock at a weighted average price of $6.22 per share of Common Stock. The exercise of a material number of these options or warrants would have the effect of increasing the pro forma net tangible book value dilution per share to new investors in this Offering. See "Capitalization," "Management--Employee Benefit Plans," "Description of Capital Stock."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data of the Company set forth below should be read in conjunction with the Consolidated Financial Statements of the Company, including the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 and the balance sheet data as of December 31, 1993, 1994, 1995, 1996 and 1997 have been derived from, and are qualified by reference to, the Company's financial statements audited by Arthur Andersen LLP, independent public accountants. The unaudited pro forma consolidated financial statements and notes thereto are provided for informational purposes only and do not purport to be indicative of the results that would have actually been obtained had the transactions been completed on the dates indicated or that may be expected to occur in the future.

                                                                        PRO FORMA
                                  YEAR ENDED DECEMBER 31,               YEAR ENDED
                          -------------------------------------------  DECEMBER 31,
                           1993     1994     1995     1996     1997      1997(1)
                          -------  -------  -------  -------  -------  ------------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 License fees...........  $   715  $ 2,568  $ 5,232  $ 6,425  $13,506    $13,506
 Services fees..........      245      836    1,737    3,984    7,786      7,786
 Maintenance fees.......       94      417    1,221    2,647    4,696      4,696
                          -------  -------  -------  -------  -------    -------
 Total revenues.........    1,054    3,821    8,190   13,056   25,988     25,988
Cost of revenues:
 License fees...........       12       98      291      416    1,205      1,205
 Services fees..........      225      860    1,421    2,904    5,402      5,402
 Maintenance fees.......      189      277      655    1,350    1,973      1,973
                          -------  -------  -------  -------  -------    -------
 Total cost of
  revenues..............      426    1,235    2,367    4,670    8,580      8,580
Operating expenses:
 Research and
  development...........    1,364    2,130    3,882    5,777    7,190      7,190
 Sales and marketing....      541    2,718    6,636    7,191    9,515      9,515
 General and
  administrative........      879    2,895    3,292    3,076    4,061      4,504
                          -------  -------  -------  -------  -------    -------
 Total operating
  expenses..............    2,784    7,743   13,810   16,044   20,766     21,209
                          -------  -------  -------  -------  -------    -------
Operating loss..........   (2,156)  (5,157)  (7,987)  (7,658)  (3,358)    (3,801)
Interest expense
 (income), net..........       14      (17)       2        6      274        353
Minority interest.......        0        0      (60)    (215)    (478)       --
                          -------  -------  -------  -------  -------    -------
Net loss................  $(2,170) $(5,140) $(8,049) $(7,879) $(4,110)   $(4,154)
                          =======  =======  =======  =======  =======    =======
Basic and diluted net
 loss per share.........  $ (2.23) $ (5.65) $ (6.19) $ (5.74) $ (2.97)
                          =======  =======  =======  =======  =======
Weighted average common
 shares outstanding(2)..      975      910    1,300    1,373    1,386
                          =======  =======  =======  =======  =======
Pro forma basic and
 diluted net loss.......                                                 $ (0.64)
                                                                         =======
Pro forma weighted
 average common shares
 outstanding(2).........                                                   6,503
                                                                         =======
BALANCE SHEET DATA:
Cash and cash
 equivalents............  $ 1,488  $   492  $ 3,333  $ 3,279  $ 7,213    $ 7,624
Working capital
 (deficit)..............    1,178   (1,424)  (2,555)  (3,422)    (453)       (42)
Total assets............    1,981    1,506    6,341    9,159   15,019     17,575
Long-term debt, net of
 current portion........      190      143       93    1,093      497      1,431
Redeemable convertible
 preferred stock........    4,075    7,688   13,075   19,075   25,112        --
Total stockholders'
 equity.................   (2,961)  (8,732) (15,927) (23,837) (27,910)      (933)

--------
(1) Pro forma statement of operations data gives effect to the following transactions as if they occurred on January 1, 1997: (i) the goodwill amortization as a result of the Acquisition; (ii) the Officer Payments;
    (iii) the elimination of the minority interest in the Services Subsidiary in connection with the Acquisition; and (iv) the interest expense on the note issued in connection with the Acquisition. Pro forma balance sheet data gives effect to the following transactions as if such transactions occurred as of the date presented: (i) the Acquisition; (ii) the Conversion; and (iii) the Warrant Exercise. See "Certain Transactions" and
    Note 11 of Notes to Financial Statements.
(2) See Note 1 of Notes to Consolidated Financial Statements for a description of the computation of weighted average common shares outstanding.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company was formed in November 1991 to develop, market, license and support financial applications. In 1997, the Company introduced a series of additional modules and product enhancements. Specifically, in the first quarter of 1997, the Company introduced its human resource applications, which included the Personnel, Benefits and Payroll modules. In 1997, the Company introduced its Financial Statement Accelerator module, a distributed management reporting solution, and a 32-bit version of its financial applications (the "Denver Release"), which included two new modules, Purchasing Control Solution/Graphical Architect. Total license revenues from these new products in 1997 were $5.7 million. The Company intends to release a 32-bit version of its human resources applications toward the end of 1998. The Company currently markets its products in the United States and Canada through its direct sales force and has licensed its client/server applications to more than 195 customers in a variety of industry segments, including insurance, financial services, communications, retail, printing and publishing, transportation and manufacturing. The Company also offers fee-based implementation, training and upgrade services and on-going maintenance and support of its products for a 12-month renewable term.

  Through 1997, the Company recognized revenue in compliance with Statement of Position ("SOP") 91-1 "Software Revenue Recognition." Commencing in 1998, the Company adopted SOP 97-2 "Software Revenue Recognition." The adoption of this SOP is not expected to have a significant impact on the Company's consolidated financial statements. Under SOP-91-1 revenues from software licenses have been recognized upon delivery of the product if there are no significant obligations on the part of the Company following delivery and collection of the related receivable is deemed probable by management. Revenues from service fees relate to implementation, training and upgrade services performed by the Company and have been recognized as the services are performed. Maintenance fees relate to customer maintenance and support and have been recognized ratably over the term of the software support agreement, which is typically 12 months. A majority of the Company's customers renew the maintenance and support agreements after the initial term. To date, all of the Company's customers have utilized the Company's implementation, training or upgrade services, and approximately 92% of the Company's current customers are under maintenance and support agreements. Revenues that have been prepaid or invoiced, but that do not yet qualify for recognition under the Company's policies are reflected as deferred revenues.

  Cost of license fees include royalties and software duplication and distribution costs. These costs are recognized by the Company as the applications are shipped. Cost of services fees include personnel and related costs incurred to provide implementation, training and upgrade services to customers. These services were provided by the Services Subsidiary beginning in March 1995 and prior to that time by third-party contractors. These costs are recognized as the services are performed. Cost of maintenance fees include personnel and related costs incurred to provide the ongoing support and maintenance of the Company's products. These costs are recognized as incurred.

  Research and development expenses consist primarily of personnel costs and subcontractor fees and amortization of acquired software. The Company accounts for software development costs under Statement of Financial Accounting Standards ("SFAS") No. 86 "Accounting For the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Research and development expenses are charged to expense as incurred until technological feasibility is established, after which remaining costs are capitalized. The Company defines technological feasibility as the point in time at which the Company has a working model of the related product. Historically, the costs incurred during the period between the achievement of technological feasibility and the point at which the product is available for general release to customers have not been material. Therefore, the Company has charged all software development costs to expense as incurred.

  Sales and marketing expenses consist primarily of salaries, commissions and benefits to sales and marketing personnel, travel, tradeshow participation, public relations and other promotional expenses. General and administrative expenses consist primarily of salaries for financial, administrative and management personnel and related travel expenses, as well as occupancy, equipment and other administrative costs.

  The Company has net operating loss carryforwards ("NOLs") of approximately $26.4 million at December 31, 1997, which begin expiring in 2007. The Company established a valuation allowance equal to the NOLs and all other deferred tax assets. The benefits from these deferred tax assets will be recorded when realized which will reduce the Company's effective tax rate for future taxable income, if any. Due to changes in the Company's ownership structure, the Company's use of its NOLs as of February 16, 1996 of $15.8 million will be limited to approximately $1.6 million in any given year to offset future taxes. If the Company does not realize taxable income in excess of the limitation in future years, certain NOLs will be unrealizable. NOLs generated from February 16, 1996 through December 31, 1996 of $6.5 million and from January 1, 1997 through December 31, 1997 of $4.1 million may be further limited as a result of the Offering.

AFFILIATE RELATIONSHIPS

  In March 1995, the Company and Tech Ventures, which is controlled by Joseph
S. McCall, formed the Services Subsidiary to provide implementation, training and upgrade services exclusively for the Company's customers. On February 5, 1998, Tech Ventures sold its 20.0% interest in the Services Subsidiary to the Company in exchange for 225,000 shares of the Company's Common Stock, a warrant to purchase an additional 300,000 shares of Common Stock at a price of $3.67 per share, and a non-interest bearing promissory note in the principal amount of $1.1 million. The purchase of the remaining 20.0% of the Services Subsidiary will be accounted for as a purchase and will result in goodwill in the amount of $2.1 million that will be amortized over 15 years. The pro forma effect of this transaction as of and for the year ended December 31, 1997 is reflected in the pro forma financial statements included elsewhere in this Prospectus. The consolidated financial information included herein includes the accounts of the Company and the Services Subsidiary. See "Certain Transactions."

RESULTS OF OPERATIONS

  The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated:

                                YEAR ENDED DECEMBER 31,
                             ------------------------------
                              1994    1995    1996    1997
                             ------   -----   -----   -----
Revenues:
  License fees..............   67.2%   63.9%   49.2%   52.0%
  Services fees.............   21.9    21.2    30.5    30.0
  Maintenance fees..........   10.9    14.9    20.3    18.0
                             ------   -----   -----   -----
    Total revenues..........  100.0   100.0   100.0   100.0
                             ------   -----   -----   -----
Cost of revenues:
  License fees..............    2.6     3.6     3.2     4.6
  Services fees.............   22.5    17.3    22.3    20.8
  Maintenance fees..........    7.2     8.0    10.3     7.6
                             ------   -----   -----   -----
    Total cost of revenues..   32.3    28.9    35.8    33.0
                             ------   -----   -----   -----
Operating expenses:
  Research and development..   55.7    47.4    44.2    27.7
  Sales and marketing.......   71.1    81.0    55.1    36.6
  General and
   administrative...........   75.8    40.2    23.6    15.6
                             ------   -----   -----   -----
    Total operating
     expenses...............  202.6   168.6   122.9    79.9
                             ------   -----   -----   -----
Operating loss.............. (134.9)  (97.5)  (58.7)  (12.9)
Interest (income) expense...   (0.4)    0.0     0.0     1.1
Minority interest...........    0.0    (0.8)   (1.6)   (1.8)
                             ------   -----   -----   -----
Net loss.................... (134.5)% (98.3)% (60.3)% (15.8)%
                             ======   =====   =====   =====
Gross margin on license
 fees.......................   96.2%   94.4%   93.5%   91.1%
Gross margin on services
 fees.......................   (2.9)   18.2    27.1    30.6
Gross margin on maintenance
 fees.......................   33.6    46.4    49.0    58.0

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

 REVENUES

  Total Revenues. Total revenues increased 99.1% to $26.0 million in 1997 from $13.1 million in 1996. This increase was attributable to substantial increases in license fees, services fees and maintenance fees.

  License Fees. License fees increased 110.2% to $13.5 million, or 52.0% of total revenues, in 1997 from $6.4 million, or 49.2% of total revenues, in 1996. These increases in license fees resulted primarily from an increase in the number of licenses sold, reflecting a continuing increase in the demand for the Company's existing and new applications, and to a lesser extent, to the increase in the average customer transaction size.

  Services Fees. Services fees increased 95.4% to $7.8 million, or 30.0% of total revenues, in 1997 from $4.0 million, or 30.5% of total revenues, in 1996. The increase in services fees was primarily due to increased demand for professional services associated with the increase in the number of licenses sold.

  Maintenance Fees. Maintenance fees increased 77.4% to $4.7 million, or 18.0% of total revenues in 1997 from $2.7 million or 20.3% of total revenues in 1996. The increase in maintenance fees was primarily due to the signing of license agreements with new customers and the renewal of maintenance with existing customers.

 COST OF REVENUES

  Total Cost of Revenues. Cost of revenues increased 83.7% to $8.6 million, or 33.0% of total revenues, in 1997 from $4.7 million, or 35.8% of total revenues, in 1996. The increase in the cost of revenues was primarily due to an increase in personnel and related expenses and increased royalty expenses. The decrease as a percentage of total revenues primarily reflects increased utilization of personnel.

  Cost of License Fees. Cost of license fees increased to $1.2 million, or 8.9% of total license fees, in 1997 compared to $416,000, or 6.5% of total license fees, in 1996. The increase as a percentage of total license fees is primarily attributable to increases in royalty expense on new products introduced in 1997, components of which are licensed from third parties.

  Cost of Services Fees. Cost of services fees increased 86.0% to $5.4 million, or 69.4% of total services fees, in 1997 compared to $2.9 million, or 72.9% of total services fees, in 1996. The increase in the cost of services fees was primarily attributable to an increase in the personnel and related costs to provide the implementation, training and upgrade services. Cost of services fees as a percentage of total services fees decreased due to increased utilization of personnel.

  Cost of Maintenance Fees. Cost of maintenance fees increased 46.1% to $2.0 million, or 42.0% of total maintenance fees, in 1997 compared to $1.4 million, or 51.0% of total maintenance fees, in 1996. The increase in the cost of maintenance fees was primarily due to an increase in personnel and related costs required to provide support and maintenance. Cost of maintenance fees as a percentage of total maintenance fees decreased primarily due to more productive use of personnel to support the maintenance customer base.

 RESEARCH AND DEVELOPMENT

  Research and development expenses increased 24.5% to $7.2 million, or 27.7% of total revenues, in 1997 from $5.8 million, or 44.2% of total revenues, in 1996. Research and development expenses increased primarily due to increased personnel and contractor fees related to the effort required to develop the Denver Release, which was released in September 1997. During the first half of 1997, the Company began to reduce development personnel and third-party consultant costs as this project approached completion. The decrease in research and development as a percentage of revenue from 1996 compared to 1997 is primarily due to the completion of the Denver Release, coupled with the economies of scale realized through the growth in the Company's revenue. The Company intends to continue to devote substantial resources toward research and development efforts.

 SALES AND MARKETING

  Sales and marketing expenses increased 32.3% to $9.5 million in 1997 from $7.2 million in 1996. As a percentage of total revenues, sales and marketing expenses decreased to 36.6% in 1997 from 55.1% in 1996. The increase in expenses was primarily attributable to the costs associated with additional sales and marketing personnel and promotional activities. In January 1997, the Company divided its U.S. and Canadian sales territory into east and west regions and hired a second vice president of sales. In addition, the Company hired two regional sales managers and several additional sales representatives in early 1997. During 1997, the Company also incurred substantial marketing expenditures to design and implement a promotional campaign, including marketing collateral, trade shows and seminar presentations intended to promote the Company's new market positioning. The decrease in sales and marketing as a percentage of revenues from 1996 compared to 1997 reflects the higher productivity of the Company's sales force.

 GENERAL AND ADMINISTRATIVE

  General and administrative expenses increased 32.0% to $4.1 million in 1997 from $3.1 million in 1996. As a percentage of total revenues, general and administrative expenses decreased to 15.6% in 1997 from 23.6% in 1996. The increase in general and administrative expenses was primarily attributable to increases in personnel and related costs. Also, the Company incurred increased rent and equipment expense associated with the relocation of its headquarters in August 1997. In 1997, the Company recorded $58,000 in compensation expense related to stock options granted. The Company believes that its general and administrative expenses will continue to increase in future periods to accommodate anticipated growth and expenses associated with its responsibilities as a public company.

 INCOME TAXES

  As a result of the operating losses incurred since the Company's inception, the Company has not recorded any provision or benefit for income taxes in 1997 and in 1996. See Notes to Consolidated Financial Statements.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

 REVENUES

  Total Revenues. Total revenues increased 59.4% to $13.1 million in 1996 from $8.2 million in 1995. This increase was attributable to substantial increases in license fees, services fees and maintenance fees.

  License Fees. License fees increased 22.8% to approximately $6.4 million in 1996, from $5.2 million in 1995. The increase reflected an increase in the number of product licenses sold during the period. As a percentage of total revenues, license fees decreased to 49.2% in 1996 from 63.9% in 1995. This decrease was primarily attributable to the deferral of revenues on contracts signed in 1996 related to the Denver Release to 1997.

  Services Fees. Services fees increased 129.4% to $4.0 million, or 30.5% of total revenues, in 1996 from $1.7 million, or 21.2% of total revenues, in 1995. These increases were attributable to increasing demand for services associated with the Company's increasing customer base coupled with the maturation of the Services Subsidiary that was created in March of 1995.

  Maintenance Fees. Maintenance fees increased 116.8% to $2.7 million, or 20.3% of total revenues, in 1996 from $1.2 million, or 14.9% of total revenues, in 1995. These increases resulted primarily from the signing of license agreements with new customers and the renewal of maintenance with existing customers.

 COST OF REVENUES

  Total Cost of Revenues. Cost of revenues increased 97.3% to $4.7 million, or 35.8% of total revenues in 1996 from $2.4 million, or 28.9% of total revenues, in 1995. These increases were primarily due to an increase in personnel and related expenses.

  Cost of License Fees. Cost of license fees increased 43.0% to $416,000 in 1996 from $291,000 in 1995. The increase was primarily attributable to an increase in royalty expense. As a percentage of total license fees, cost of license fees increased to 6.5% in 1996 from 5.6% in 1995.

  Cost of Services Fees. Cost of services fees increased 104.4% to $2.9 million, or 72.9% of total services fees, in 1996 from $1.4 million, or 81.8% of total services fees, in 1995. The increase in absolute dollars was primarily attributable to an increase in personnel and related costs required to provide the implementation, training and upgrade services. The cost of services fees as a percentage of total services fees decreased due to increased utilization of personnel coupled with the Company's Services Subsidiary being operational for all of 1996.

  Cost of Maintenance Fees. Cost of maintenance fees increased 106.1% to $1.4 million, or 51.0% of total maintenance fees, in 1996 from $655,000, or 53.6% of total maintenance fees, for 1995. The increase in absolute dollars was primarily attributable to an increase in personnel and related costs to provide support and maintenance services to the Company's growing customer base. Cost of maintenance fees as a percentage of total maintenance fees decreased primarily due to more productive use of personnel supporting the Company's maintenance customer base.

 RESEARCH AND DEVELOPMENT

  Research and development expenses increased 48.8% to $5.8 million in 1996 from $3.9 million in 1995. This increase reflects increased personnel and related expenses and third-party contractor fees as the Company increased product development personnel to develop new products, including the Denver Release and the prior releases of the Company's financial applications. As a percentage of total revenues, research and development expenses decreased to 44.2% in 1996 from 47.4% in 1995. This decrease was attributable to the economies of scale realized through substantial increases in total revenues.

 SALES AND MARKETING

  Sales and marketing expenses increased by 8.4% to $7.2 million in 1996 from $6.6 million in 1995. Sales and marketing expenses increased primarily as a result of increased sales and marketing personnel and related costs. As a percentage of total revenues, sales and marketing expenses decreased to 55.1% in 1996 from 81.0% in 1995. This decrease primarily reflects the higher productivity of the Company's sales force.

 GENERAL AND ADMINISTRATIVE

  General and administrative expenses decreased 6.6% to $3.1 million, or 23.6% of total revenues, in 1996 from $3.3 million, or 40.2% of total revenues, in 1995. The decrease reflects lower general and administrative costs associated with the closing of the United Kingdom office and allocations of costs to the Services Subsidiary for administrative services performed on its behalf.

 INCOME TAXES

  As a result of the operating losses incurred since the Company's inception, the Company has not recorded any provision or benefit for income taxes in 1996 or 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

 REVENUES

  Total Revenues. Total revenues increased 114.3% to $8.2 million in 1995 from $3.8 million in 1994. This increase was attributable to substantial increases in license fees and maintenance fees related to in large part to the Company's expanded marketing efforts.

  License Fees. License fees increased 103.7% to $5.2 million in 1995 from $2.6 million in 1994. The increase was due to an increase in the number and productivity of the direct sales force. The number of customers to which the Company licensed its products doubled from 1994 to 1995. As a percentage of total revenues, license fees decreased to 63.9% in 1996 from 67.2% in 1995. This decrease reflects the fact that maintenance fees increased at a faster rate than license fees during these periods.

  Services Fees. Services fees increased 107.8% to $1.7 million in 1995 from $836,000 in 1994. The dollar amount increase in services fees reflected the increasing demand for implementation, training and upgrade services associated with the growth in the Company's customer base and the formation of the Services Subsidiary in March of 1995. As a percentage of total revenues, services fees decreased to 21.2% in 1996 from 21.9% in 1995.

  Maintenance Fees. Maintenance fees increased 192.8% to $1.2 million, or 14.9% of total revenues, in 1995 from $417,000, or 10.9% of total revenues, in 1994. These increases were primarily due to the signing of license agreements associated with the increase in sales of the Company's applications and renewals of maintenance with existing customers.

 COST OF REVENUES

  Total Cost of Revenues. Cost of revenues increased 91.7% to $2.4 million, or 28.9% of total revenues, in 1995, from $1.2 million, or 32.3% of total revenues, in 1994. The increase was primarily attributable to an increase in personnel and related expenses. The decrease as a percentage of total revenues reflects increased utilization of personnel.

  Cost of License Fees. Cost of license fees increased 196.9% to $291,000, or 5.6% of total license fees, in 1995 from $98,000, or 3.8% of total license fees, in 1994. These increases were primarily attributable to an increase in licenses on which the Company pays a royalty fee.

  Cost of Services Fees. Cost of services fees increased 65.2% to $1.4 million in 1995 from $860,000 in 1994. This increase was primarily attributable to an increase in personnel and related expenses required to provide implementation, training and upgrade services. As a percentage of total services fees revenues, cost of services fees decreased to 81.8% in 1995 from 102.9% in 1994. This decrease reflected the increased productivity of the services personnel in connection with the formation of the Services Subsidiary in March of 1995. In 1994, the Company used third-party contractors to perform implementation, training and upgrade services which resulted in increased services cost.

  Cost of Maintenance Fees. Cost of maintenance fees increased 136.5% to $655,000, or 53.6% of total maintenance fees, in 1995 from $277,000, or 66.4%
of total maintenance fees, in 1994. The increase in absolute dollars was attributable to an increase in personnel and related costs required to provide customer support and maintenance services. As a percentage of total maintenance fees, cost of maintenance fees decreased primarily due to more productive use of personnel supporting the Company's maintenance customer base.

 RESEARCH AND DEVELOPMENT

  Total research and development expenses increased 82.3% to $3.9 million in 1995 from $2.1 million in 1994. The increase resulted from increased personnel and related costs required in the development of the Company's products. As a percentage of total revenues, research and development expenses decreased to 47.4% in 1995 from 55.7% in 1994. This decrease was primarily attributable to the economies of scale realized through a significant increase in revenues for the period.

 SALES AND MARKETING

  Sales and marketing expenses increased 144.2% to $6.6 million, or 81.0% of total revenues, in 1995 from $2.7 million, or 71.1% of total revenues, in 1994. These increases resulted from the costs associated with investigating market opportunities in the United Kingdom, expanded marketing efforts and an increase in the direct sales force.

 GENERAL AND ADMINISTRATIVE

  General and administrative expenses increased by 13.7% to $3.3 million in 1995 from $2.9 million in 1994. The increase in general and administrative expenses was primarily attributable to increased personnel, rent and equipment expenses. As a percentage of total revenues, general and administrative expenses decreased to 40.2% in 1996 from 75.8% in 1995. This decrease was primarily attributable to the economies of scale realized through a significant increase in revenues.

 INCOME TAXES

  As a result of the operating losses incurred since the Company's inception, the Company has not recorded any provision or benefit for income taxes in 1995 or 1994. See Notes to Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited quarterly statement of operations data for each of the eight quarters of fiscal 1996 and 1997. The information for each of these quarters is derived from unaudited consolidated financial statements and, in the opinion of management, includes all adjustments consisting of only normal and recurring adjustments necessary for a fair presentation of that information. The results of operations for any quarter and any quarter-to-quarter trends are not necessarily indicative of the results to be expected for any future period.

                                       1996                                     1997
                         --------------------------------------   ------------------------------------
                         MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30 DEC. 31
                         -------   -------   --------   -------   -------   -------   -------- -------
                                                  (IN THOUSANDS)
Revenues:
  License fees.......... $   288   $2,341    $ 1,568    $ 2,228   $ 1,938   $ 2,790    $4,298  $4,480
  Services fees.........     759      927      1,056      1,242     1,611     1,665     2,064   2,446
  Maintenance fees......     518      579        631        919       897     1,020     1,251   1,528
                         -------   ------    -------    -------   -------   -------    ------  ------
    Total revenues......   1,565    3,847      3,255      4,389     4,446     5,475     7,613   8,454
                         -------   ------    -------    -------   -------   -------    ------  ------
Cost of revenues:
  License fees..........      25      114        105        172       178       200       478     349
  Services fees.........     597      612        745        950     1,142     1,211     1,382   1,667
  Maintenance fees......     285      282        314        469       428       422       510     613
                         -------   ------    -------    -------   -------   -------    ------  ------
    Total cost of
     revenues...........     907    1,008      1,164      1,591     1,748     1,833     2,370   2,629
                         -------   ------    -------    -------   -------   -------    ------  ------
Operating expenses:
  Research and
   development..........   1,231    1,344      1,413      1,789     1,927     2,147     1,606   1,510
  Sales and marketing...   1,482    1,667      1,633      2,409     2,243     2,362     2,354   2,556
  General and
   administrative.......     569      684        821      1,002       864       924       978   1,295
                         -------   ------    -------    -------   -------   -------    ------  ------
    Total operating
     expenses...........   3,282    3,695      3,867      5,200     5,034     5,433     4,938   5,361
                         -------   ------    -------    -------   -------   -------    ------  ------
Operating (loss)
 income.................  (2,624)    (856)    (1,776)    (2,402)   (2,336)   (1,791)      305     464
Interest expense
 (income)...............      (2)      (9)         7         10         0        91       132      51
Minority interest.......     (32)     (63)       (62)       (58)      (98)      (91)     (133)   (156)
                         -------   ------    -------    -------   -------   -------    ------  ------
Net (loss) income....... $(2,654)  $ (910)   $(1,845)   $(2,470)  $(2,434)  $(1,973)   $   40  $  257
                         =======   ======    =======    =======   =======   =======    ======  ======
                                       1996                                     1997
                         --------------------------------------   ------------------------------------
                         MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30 DEC. 31
                         -------   -------   --------   -------   -------   -------   -------- -------
Revenues:
  License fees..........    18.4%    60.9%      48.2%      50.8%     43.6%     51.0%     56.5%   53.0%
  Services fees.........    48.5     24.0       32.4       28.3      36.2      30.4      27.1    28.9
  Maintenance fees......    33.1     15.1       19.4       20.9      20.2      18.6      16.4    18.1
                         -------   ------    -------    -------   -------   -------    ------  ------
    Total revenues......   100.0    100.0      100.0      100.0     100.0     100.0     100.0   100.0
                         -------   ------    -------    -------   -------   -------    ------  ------
Cost of revenues:
  License fees..........     1.6      3.0        3.2        3.9       4.0       3.7       6.3     4.1
  Services fees.........    38.2     15.9       22.9       21.6      25.7      22.1      18.1    19.7
  Maintenance fees......    18.2      7.3        9.7       10.7       9.6       7.7       6.7     7.3
                         -------   ------    -------    -------   -------   -------    ------  ------
    Total cost of
     revenues...........    58.0     26.2       35.8       36.2      39.3      33.5      31.1    31.1
                         -------   ------    -------    -------   -------   -------    ------  ------
Operating expenses:
  Research and
   development..........    78.6     34.9       43.4       40.8      43.3      39.2      21.1    17.9
  Sales and marketing...    94.7     43.4       50.2       54.9      50.5      43.1      30.9    30.2
  General and
   administrative.......    36.4     17.8       25.2       22.8      19.4      16.9      12.8    15.3
                         -------   ------    -------    -------   -------   -------    ------  ------
    Total operating
     expenses...........   209.7     96.1      118.8      118.5     113.2      99.2      64.8    63.4
                         -------   ------    -------    -------   -------   -------    ------  ------
  Operating (loss)
   income...............  (167.7)   (22.3)     (54.6)     (54.7)    (52.5)    (32.7)      4.1     5.5
  Interest expense
   (income).............    (0.1)    (0.2)       0.2        0.2       0.0       1.7       1.7     0.6
  Minority interest.....    (2.0)    (1.6)      (1.9)      (1.4)     (2.2)     (1.6)     (1.8)   (1.9)
                         -------   ------    -------    -------   -------   -------    ------  ------
    Net (loss) income...  (169.6)%  (23.7)%    (56.7)%    (56.3)%   (54.7)%   (36.0)%     0.6%    3.0%
                         =======   ======    =======    =======   =======   =======    ======  ======

  The Company has experienced, and is expected to continue to experience, significant fluctuations in quarterly operating results caused by many factors, including, but not limited to: (i) changes in the demand for the Company's products; (ii) the timing, composition and size of orders from the Company's customers, including the tendency for significant bookings to occur in the fourth quarter; (iii) lengthy sales cycles; (iv) spending patterns and budgetary resources of its customers; (v) the success of the Company in generating new customers; (vi) introductions or enhancements of products, or delays in the introductions or enhancements of products, by the Company or its competitors; (vii) changes in the Company's pricing policies or those of its competitors; (viii) the Company's ability to anticipate and effectively adapt to developing markets and rapidly changing technologies; (ix) the Company's ability to attract, retain and motivate qualified personnel; (x) changes in the mix of products sold; (xi) the publication of opinions about the Company and its products, or its competitors and their products, by industry analysts or others; and (xii) changes in general economic conditions. These factors make the estimation and forecast of revenues difficult on a quarterly basis and increase the potential margin for error in performance forecasts derived from such estimates. For example, the Company realized lower than expected revenues in the first quarter of 1996 as a result of the signing of an unusually high number of contracts that contained contingencies requiring deferral of revenue until the second quarter. The Company plans to continue increasing the dollar amount of its product development and sales expenses on a quarterly basis in an effort to increase its market share. These increases will be based in part on the estimation and forecasting of future revenues. As a result, the estimation of quarterly results of operations is difficult and should not be relied upon as any indication of future performance. See "Risk Factors--Fluctuations in Quarterly Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its operations primarily through the private sale of equity securities, internally generated cash flow, credit facilities and a credit line for equipment purchases. The Company had a working capital deficit of $453,000 at December 31, 1997 primarily attributable to the current portion of deferred revenue of $5.7 million at December 31, 1997. As of December 31, 1997, the Company's cash balance was $7.2 million.

  Cash used in operating activities was approximately $11,000, $2.8 million, and $4.7 million during 1997, 1996, and 1995, respectively. Cash used by operations during each of these periods was primarily attributable to net losses and an increase in accounts receivables, partially offset in each period by increases in deferred revenues, accounts payable and noncash charges such as depreciation and amortization.

  Cash used in investing activities was approximately $1.2 million, $3.0 million, and $914,000 during 1997, 1996, and 1995, respectively. Cash used in 1996 included $2.0 million to purchase a nonexclusive software license for the Company's human resource applications. The balance of cash used in 1996 as well as in the other periods was used to acquire property and equipment.

  Cash provided by financing activities was approximately $5.2 million, $5.7 million, and $8.5 million during 1997, 1996, and 1995, respectively. During 1997, 1996, and 1995, the Company received $6.0 million, $6.0 million, and $5.9 million, respectively, of net proceeds from the sale of Preferred Stock.

  In March 1997, the Company entered into a loan agreement and a master leasing agreement for an equipment line of credit in the amount of $1.0 million (the "Equipment Line") with a leasing company. The Equipment Line bears interest at rates negotiated with each loan or lease schedule (generally 22.0% to 22.5%) and is collateralized by all of the equipment purchased with the proceeds thereof. As of December 31, 1997, the principal balance on the Equipment Line payable was $655,000.

  The Company has a revolving working capital line of credit with Silicon Valley Bank. Borrowings outstanding under the line are limited to the lesser of $3.0 million or 80% of license and implementation services revenue accounts receivable plus 65% of maintenance revenue accounts receivable. Interest on this line is at rates which range from prime plus 2.75% to prime plus 3.0% and are collateralized by all of the assets of the

Company. The Company's line of credit is renewable annually, subject to 60 days notice of termination prior to each annual renewal after March 28, 1998. As of December 31, 1997, the Company had no outstanding balance and had $1.9 million available for future borrowings under this agreement.

  In both June and August 1997, the Company received $1.0 million in bridge loans from existing investors. In September 1997, the $2.0 million in bridge loans discussed above were converted into 212,141 shares of Series F Preferred Stock. In September 1997, the Company received $4.0 million of net proceeds from the issuance of 416,668 shares of Series F Preferred Stock to certain investors for $9.60 per share. The proceeds of this sale have been applied by the Company to general working capital requirements and the payment of loans outstanding.

  The Company had available NOLs of approximately $26.4 million as of December 31, 1997 to reduce future income tax liabilities. These NOLs expire from 2007 through 2012 and are subject to review and possible adjustment by the appropriate taxing authorities. Pursuant to the Tax Reform Act of 1986, the utilization of NOLs for tax purposes may be subject to an annual limitation if a cumulative change of ownership of more than 50% occurs over a three-year period. As a result of this limitation, the Company will be limited to the use of its NOLs in any given year. The Company had net deferred tax assets of approximately $10.4 million at December 31, 1997 comprised primarily of net operating loss carryforwards. The Company has fully reserved for these deferred tax assets by recording a valuation allowance of $10.4 million.

  The Company believes that the net proceeds from this Offering, together with its current cash balances, cash provided by future operations and available borrowings under its lines of credit, will be sufficient to meet its working capital and anticipated capital expenditure requirements for at least the next 12 months. Although operating activities may provide cash in certain periods, to the extent the Company experiences growth in the future its operating and investing activities may require significant cash. Consequently, any such future growth may require the Company to obtain additional equity or debt financing.

NEW ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires companies to display, with the same prominence as other financial statements, the components of other comprehensive income. SFAS No. 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. SFAS No. 130 is effective for the Company's fiscal year ending December 15, 1998. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company does not expect that SFAS No. 130 will require significant revisions of prior disclosures.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 requires that an enterprise disclose certain information about operating segments. SFAS No. 131 is effective for financial statements for the Company's fiscal year ending December 31, 1998. The Company will evaluate the need for such disclosures at that time.

  The American Institute of Certified Public Accountants has issued Statement of Position 97-2, "Software Revenue Recognition." SOP 97-2 supersedes SOP 91-1 and is effective for the Company for transactions entered into after December 31, 1997. The Company will adopt SOP 97-2 in the first quarter of 1998. The adoption of the standards is not expected to have a significant impact on the Company's consolidated financial statements.

                                   BUSINESS

INTRODUCTION

  SQL Financials International, Inc. ("SQL Financials" or the "Company") develops, markets and supports client/server financial software applications that reduce the total cost of ownership by minimizing the time, costs and risks associated with implementing, changing and upgrading applications. The Company's products are based on a flexible, open architecture called Active Architecture(TM) which allows for seamless, rapid changes and upgrades without modifying the source code. The Company's software provides organizations with the broad functionality of custom-designed applications without the high total cost of ownership traditionally associated with such applications. By providing broad functionality, a flexible open architecture, and minimized implementation and modification time, the Company addresses the needs of a wide range of organizations while giving end users more control of their work environment.

  The Company licenses its products and services primarily through a direct sales force in North America. At January 31, 1998, the Company had more than 195 customers including leading organizations such as Amtrak, Blue Cross/Blue Shield of Alabama, Chartwell Re Holdings Corporation, First Data Corporation, Land's End, Inc., A.C. Nielsen Company, T. Rowe Price Associates, Inc., Shaw Industries, Inc., Toronto-Dominion Bank, and United Technologies.

INDUSTRY BACKGROUND

  Increasing global competition has driven organizations of all sizes to improve operating efficiencies, reduce costs, speed time to market and improve customer satisfaction. To achieve these objectives, organizations have utilized information technology ("IT") systems to automate repetitive processes, to facilitate communications throughout various departments and to process increasingly sophisticated and detailed information. Organizations therefore face the challenge of providing this critical information to a broad group of end users to give them better control of their work environment and to increase productivity and performance.

  Recent advances in computing and communications, including the wide-spread adoption of distributed computing, and the proliferation of third-party enterprise software applications, have enabled organizations to provide relevant information directly to the desktop. Organizations have deployed enterprise client/server applications addressing the full range of functions across the enterprise, including "front office" related functions such as sales force automation, call center management and customer support and help desk activities, and "back office" operations such as distribution, manufacturing, production and supply chain planning and execution activities. At the core of the enterprise software system are the organization's financial applications that serve as a critical point of integration for all enterprise applications and enable users to improve core business processes, monitor, analyze and report business results, and make more informed decisions faster. According to International Data Corporation, the market for enterprise-level accounting, human resource and payroll client/server applications exceeded $3.0 billion in 1996, and is projected to grow at a compound annual growth rate of 30% through the year 2001 to over $12.0 billion.

  Traditionally, organizations have had two alternatives when deploying enterprise financial applications: either a highly complex custom-designed application to meet the organization's specific requirements, typically developed in a "legacy" environment; or an off-the-shelf application designed to be implemented more rapidly in a distributed computing environment, at a perceived lower cost of ownership, although often lacking the depth of functionality of the custom-designed application.

  While custom-designed applications have provided the desired degree of functionality, their size and complexity generally require very lengthy design, development and implementation efforts. Maintaining, updating and upgrading these applications requires substantial internal resources and generally requires the use of outside consultants. In addition, these applications have limited flexibility to support diverse and changing operations or to respond effectively to evolving business demands and technologies. The high total cost of ownership and complexity associated with developing and maintaining custom-designed applications have limited their utilization to organizations with significant resources.

  In recent years, organizations have increasingly deployed off-the-shelf client/server financial applications to leverage their investment in client/server technologies and provide end users with information that gives them greater control over their work environment. However, traditional off-the-shelf applications often require organizations to re-engineer established business practices to accommodate application constraints or to customize the applications with labor-intensive reprogramming to fit their needs. These requirements significantly challenge resource-constrained organizations and fail to provide the desired lower total cost of ownership.

  Limitations of both custom-designed and off-the-shelf applications result in higher total cost of ownership to the organization. The largest components of such cost are the necessary labor and programming resources associated with implementation and maintenance. According to the Gartner Group, labor-related services, including implementation and post-implementation services, comprise approximately 71% of the five-year total cost of ownership for client/server applications, with the acquisition cost of software compromising only 17% of the total cost of ownership and hardware and networking costs comprising the balance.

  Today, organizations acquiring or replacing their financial applications seek broader functionality, better integration with existing systems and applications, greater flexibility to change and upgrade, and a lower total cost of ownership. Key to meeting these expectations are solutions that are flexible, easy to implement, change and upgrade, provide information on demand and, most importantly, put users in control.

THE SQL FINANCIALS SOLUTION

  The Company offers a highly integrated suite of applications that matches the functionality of custom-designed applications without the high total cost of ownership traditionally associated with such applications. By providing broad functionality, a flexible open architecture, minimized implementation, modification and ongoing support time, and enhanced user control, the Company addresses the needs of a broad range of organizations. The Company's applications offer the following key benefits:

  Broad Functionality. The Company's highly integrated suite of financial applications covers the full range of financial and accounting functions, including general accounting, expense accounting, revenue accounting and human resources. The Company's applications are particularly suited to address the financial, accounting and reporting needs of non-industrial firms. Through its Graphical Architects modules, the Company provides additional capabilities, including enhanced interaction with external software systems, user personalization, job scheduling, analysis capabilities and Internet connectivity.

  Flexible, Open Architecture. The Company's applications are based on a flexible, open architecture to fit in with the components of an organization's existing IT infrastructure. These applications work with the popular Microsoft, Oracle and Sybase databases and run on any operating system and hardware platforms compatible with these databases, enabling customers to easily migrate to alternative computing technologies. The flexibility of the Company's applications, together with the ability to modify the functionality without changing the source code, results in seamless, rapid changes or upgrades. The openness of the architecture allows easy integration with third-party technologies, including Microsoft BackOffice and Arbor Essbase, as well as products from third-party financial reporting software companies.

  Minimized Implementation, Modification and Ongoing Support Time. The implementation of the Company's software can typically be achieved in less than six months, depending on the number of modules being implemented, and modifications can be made directly by the end user at the time of, or subsequent to, implementation. In addition, the time, costs and risks associated with changing and upgrading applications are minimized because implementation of the Company's applications is done without any modification to the underlying source code. The Company believes that this results in implementation and post-implementation services costs well below the industry average.

  Enhanced End User Control. The Company's applications are designed to put users in control by: (i) providing the flexibility to quickly set up applications and personalize user interfaces; (ii) providing end users the ability to directly tailor and change applications during or subsequent to implementation; (iii) allowing users to upgrade in a minimal amount of time without software development tools or significant IT personnel involvement;
(iv) allowing integration with other native or external applications in the users' work environment; and (v) delivering information on demand and in the form desired.

STRATEGY

  The Company's objective is to become the leading provider of financial applications to non-industrial organizations. The key elements of the Company's strategy are as follows:

  Extend Technology Leadership. The Company believes that extending technology leadership, rapidly creating additional features and incorporating new technologies are important competitive advantages in its marketplace. The Company believes its Active Architecture technology is a key differentiator that provides a significant advantage over competing products. In addition, the Company believes it was one of the first software developers to utilize object wrappers in financial applications to facilitate tailoring and integration with other applications. The Company intends to continue to identify and develop new and emerging technologies for its applications.

  Leverage Expertise in Financial Applications. The Company intends to leverage its expertise in financial applications to design, develop and offer other financial and financially-related applications focused on meeting the needs of non-industrial customers. For example, the Company recently introduced several new applications, including Purchasing Control, Personnel, Payroll and Benefits, as well as two new reporting solutions. In addition, the Company intends to release additional applications, such as Project Accounting, Order Entry, Inventory and Treasury.

  Capitalize on Middle Market Opportunities. The Company focuses its sales and marketing efforts on value buyers in mid-sized non-industrial organizations, including divisions of larger companies, which represent the fastest growing segment of the financial applications market. In its targeted industries, financial and human resource applications typically represent the organization's most critical systems. The Company believes that its flexible user-controlled applications are well suited for rapidly growing mid-sized organizations and value buyers that demand highly functional and scalable financial applications without the high total cost of ownership traditionally associated with financial applications.

  Leverage Installed Customer Base. The Company believes that its installed customer base represents a significant potential market for future sales of its products. The Company continually uses its customer relationships: (i) to sell new products and cross-sell products to multiple offices, divisions and departments of a customer's organization; (ii) as a reference to gain new customers; and (iii) to focus its efforts on selected vertical markets as a means of expanding its market share.

  Expand Sales and Marketing Channels. The Company intends to expand its direct sales force by hiring additional experienced sales personnel. The Company also intends to establish indirect distribution channels and relationships with product vendors and consulting companies, as well as increase its international market penetration by establishing relationships with strategic partners with an international presence. The Company believes that expanding its marketing relationships will provide increased access to various geographic markets and potential customers.

  Continue to Provide High Quality Customer Service. By providing superior implementation, support and training services directly to its customers, rather than through third-party resellers and system integrators, the Company can achieve a high level of customer satisfaction, strong customer references and long-term relationships. Direct customer service also allows for immediate feedback which facilitates software improvements. The Company intends to continue to expand its customer service and maintenance staff and to make additional investments in its support infrastructure.

TECHNOLOGY

  The Company's applications are based on an extensible, object-oriented, proprietary architecture called "Active Architecture." The Active Architecture technology is designed to achieve the following benefits: (i) flexible, high-end functionality; (ii) the ability to modify the functionality without changing the source code; (iii) the ability to easily integrate applications into a customer's IT infrastructure; (iv) the ability to rapidly implement changes and upgrade applications; (v) reduced total cost of ownership; and
(vi) users in control. Active Architecture is comprised of three elements: the Core Components, the Graphical Architects modules and the System Manager module.

  Core Components. The core functionality for the Company's applications is defined through a set of Core Components, the building blocks of the financial and human resource applications. The Core Components perform financial and accounting functions in the context of legal and regulatory requirements and generally accepted accounting principles. Examples of these Core Components include general ledger posting, accounts payable vouching, account structure management and payroll processing. The Company's fundamental premise is that users should not need to reprogram the Core Components. Contained within the overall architectural framework is the ability to modify and seamlessly upgrade the Company's applications while continuing to maintain the process and data security, integrity and reliability of the Core Components. End users can accommodate their business-specific requirements and technology changes, such as integrating external software systems, user personalization, job scheduling, analysis capabilities, Internet connectivity and application management through the Graphical Architect modules which require no source code programming.

  Graphical Architects. The Company has developed Graphical Architects modules that allow organizations to quickly and easily adapt to business-specific requirements and changes in technology. The Company provides the Business Controls/Graphical Architect as a standard component with all of its applications and licenses other Graphical Architects modules with additional functionality. Through Business Controls an organization can centrally administer its business rules and policies and apply them across all financial applications. This central control allows for consistency of management policies and reduced set-up time in each of the application areas. Business Controls also allows organizations to define and manage their chart of accounts, analysis codes, default account segments and overrides, accounting periods, inter-company transactions, tax management, accounting calendar, cross-validation rules and multiple currencies.

  System Manager. System Manager supports the Active Architecture technology by integrating, synchronizing and managing all components of the application. System Manager offers a visual point-and-click interface and is designed to reduce systems and database administration efforts and the time required to update external applications, as well as upgrades to the Company's application itself. Through System Manager, the user orchestrates software installation, database initialization, and software and database upgrades. These tasks are simplified by System Manager's automated process which does not require scripts or other programming. In addition, System Manager provides a single point of control for security across all of the Company's applications. Security information is automatically maintained and updated during the upgrades.

  The Company's applications incorporate a multi-tiered, client/server architecture that supports Microsoft Windows 95 and/or NT clients, including Netscape and Microsoft Internet Explorer, and most popular UNIX (AIX, HP-UX, Solaris, VMS, etc.) and Windows NT servers running Microsoft SQL Server, Oracle, and Sybase database management systems over a variety of network topologies. Integration of the Company's applications with these databases is achieved with a single version of the source code, allowing users to replace or upgrade their hardware and database systems with minimal impact to the customer's application. The Company currently offers both 16-bit and 32-bit versions of its financial applications and 16-bit versions of its human resource applications for the Windows 3.1, Windows 95, and Windows NT platforms. The Company expects to offer 32-bit versions of its human resource applications during 1998. The various technologies upon which the Active Architecture has been built include Microsoft Visual C++ and the Microsoft Foundation Classes, ActiveX, OLE/COM and Centura.

PRODUCTS

  The Company's product family includes a full suite of financial and human resource applications designed to meet the needs of a broad range of organizations.

 APPLICATIONS

  General Ledger, the Company's flagship application, delivers a comprehensive solution including ledger accounting, consolidation and allocations, multi-level segment accounts, automatic entry balancing, multiple financial calendars within a single organization, recurring entries, average daily balances and budgeting and profit sharing.

  Accounts Payable controls vendor information, invoicing procedures and payment activities, while providing for an unlimited number of bank accounts, processing foreign currency gains and losses, and automatically reconciling and balancing inter-company accounts and multiple payment methods.

  Purchasing Control streamlines purchasing processes with end-user requisitioning, quick access to contracts and price lists, automation of receiving and matching processes and vendor management.

  Accounts Receivable streamlines payment applications, provides management and reporting of receivables activities, manages customer information and inter-relationships, tracks the collection process, processes foreign currency gains and losses and provides historical information.

  Revenue Accounting combines invoice entry and billing applications, provides user-defined rules for revenue recognition, automatically creates multi-line tax distributions for multiple taxing authorities, calculates shipping charges for specific lines of an invoice, supports a multi-catalog pricing structure as well as user-defined pricing contracts and tracks customer deposits and down payments.

  Fixed Assets tracks and maintains asset investments and facilitates compliance with tax and accounting regulations through user-defined depreciation scheduling, which can be segmented by organization, asset or book.

  Personnel manages employment, compensation, career/succession planning, position control, health and safety, applicant management, recruiting, training, government compliance and business event notification.

  Benefits manages benefit and accrual planning and enables control of auto enrollment, flexible benefits, flexible spending accounts, cafeteria, defined contributions, beneficiaries, eligibility, COBRA administration and leave accrual processing.

  Payroll manages control of payment and tax processing functions, streamlines payroll processing, manages on-demand checks, direct deposit and earnings and deductions.

 GRAPHICAL ARCHITECTS

  The Company licenses a series of modules, its Graphical Architects, that are designed to extend, enhance, integrate and change the look-and-feel of the Company's core applications. Through a visual point-and-click interface, the Graphical Architects modules allow users to personalize and configure the Company's applications without any source code programming. In addition to Business Controls, which is a standard component of all applications, Graphical Architects modules:

  Data Exchange/Graphical Architect defines sources of data for import and export purposes through a metadata interface for logical mapping of data between the Company's applications and the customer's other internal systems which simplifies implementation and streamlines changes to external data sources.

  Workload/Graphical Architect enables users to manage and schedule tasks effectively with job scheduling, resource allocation, process and report distribution, and e-mail notification. Users can schedule tasks to run on separate application servers at the most efficient processing time.

  Solution/Graphical Architect allows users to personalize the look-and-feel and the functions of their applications and facilitates the integration of the Company's applications with other applications without changing the source code.

  Analysis/Graphical Architect provides a suite of applications that address an organization's need for information on demand. Analysis/Graphical Architect provides users with the following functions:

  Quick Find           Online access with extensive selection criteria to quickly locate information.
-----------------------------------------------------------------------------------
  Quick Reports        Report printing of online query results.
-----------------------------------------------------------------------------------
  Quick Graphs         Graphical representations of online query results.
-----------------------------------------------------------------------------------
  Standard Reports     Templates to simplify users' report definitions based upon the organization's requirements.
-----------------------------------------------------------------------------------
  Financial Statement  Flexible financial reporting system enabling sophisticated
   Generator           financial statements without any programming.
-----------------------------------------------------------------------------------
  Drill Down Analysis  Intra-application, inter-application, and open drill down into all supporting detail and information sources,
                       including information originated in third-party
                       applications.
-----------------------------------------------------------------------------------
  Financial Statement  Integration of Financial Statement Generator with Arbor
   Accelerator         Software's Essbase for high performance reporting.
-----------------------------------------------------------------------------------
  FRx for Windows      Flexible distributed management reporting solution,
                       utilizing FRx from FRx Software Corporation, which delivers full drill down analysis without being connected to the
                       network.
-----------------------------------------------------------------------------------
  Document Manager     Centralized report repository to store reports and make them available to other users in the organization eliminating
                       redundancy and improving resource efficiency.

  Workflow/Graphical Architect allows users to define procedures and policies (events) that trigger responses from the system. Workflow/Graphical Architect allows users to extend the applications to conform to an organization's business processes and policies, such as an accounting application automatically generating approval requests for purchases over a certain dollar amount.

  Internet/Graphical Architect allows organizations to quickly deploy their entire suite of financial and human resource applications to the World Wide Web and tailor it specifically to the unique needs of each Web user. Internet/Graphical Architect provides native Internet implementation of information access-oriented applications such as invoice or payment status, drill down inquiries, report viewing, and account balances.

CUSTOMERS

  The Company sells its products to organizations seeking financial and human resource applications that provide high levels of functionality and flexibility, with minimal implementation time. As of January 31, 1998, the Company's products were licensed to more than 195 customers in the United States and Canada, representing a cross-section of industries, including insurance, business and financial services, communications, retail, printing and publishing, transportation and manufacturing. The Company's products are generally licensed to end users under nonexclusive, nontransferable licenses for the customer's internal operations.

CUSTOMER CASE STUDIES

  While each customer engagement differs, the following examples illustrate the types of business needs the Company has addressed:

  FIRST DATA CORPORATION. First Data Corporation ("FDC") is a global leader in payment systems, electronic commerce and information management products and services. FDC and its principal operating units process the information that allows millions of consumers to pay for goods and services by credit, debit or smart card at the point of sale or over the Internet; by check or wire money. In 1996, FDC processed approximately six billion transactions. FDC employs 40,000 people worldwide and serves clients throughout the United States, the United Kingdom, Australia, Mexico, Germany, Asia Pacific and Spain through its agent network to more than 120 countries around the world. FDC made a strategic decision to phase out the mainframe and to standardize its financial applications throughout the organization. Because the FDC companies were using numerous disparate systems, the time and cost of implementation as well as overall functionality were key requirements. FDC selected SQL Financials' General Ledger, Accounts Payable, Accounts Receivable and Revenue Accounting applications as its new corporate standard. FDC completed the implementation of seven companies in only 15 months. The SQL Financials' Data Exchange/Graphical Architect dramatically improved FDC's ability to manage the conversion efforts from the various legacy systems as well as provided a quick way to build the many interfaces necessary to integrate the new financial systems. Data Exchange also enabled FDC to enhance its EDI capabilities and integrate with its new laser check software. The new systems have enabled FDC to streamline its processes and enable users to control the reporting and information analysis. FDC has also licensed and plans to implement the SQL Financials' Financial Statement Accelerator and Solution/Graphical Architect products.

  SHAW INDUSTRIES. Shaw Industries, Inc. ("Shaw") is the largest tufted carpet manufacturer in the world, with approximately $3.5 billion in sales per year. The need for immediate access to information drove Shaw's decision to replace its legacy financial applications. Shaw also placed a high priority on the ability to quickly implement and upgrade its applications. After conducting a detailed evaluation of client/server vendors, Shaw selected SQL Financials' General Ledger. Shaw reported minimized implementation time despite a simultaneous year end closing. The new financial application enabled Shaw to utilize the existing chart of accounts, to provide online immediate analysis of its financial data, and put users in control of the new accounting system. Shaw produces more than 1000 reports each monthly financial closing. One of the primary benefits of the new system is the ability to easily accommodate reporting reorganizations--a time consuming task that was accomplished manually with the previous system. Shaw is currently implementing Fixed Assets and Financial Statement Accelerator.

  TORONTO-DOMINION BANK. Toronto-Dominion Bank ("TD Bank") is the 12th largest bank in North America with assets of Canadian $163 billion at October 31, 1997 and worldwide corporate lending and investment banking activities. In the United States, TD Bank provides corporate lending and investment banking services from New York, and discount brokerage services through its wholly owned subsidiary, Waterhouse Investor Services. With the objective of achieving high productivity while carefully managing costs, TD Bank's Corporate & Investment Banking Group decided on a single global client/server general ledger. Its new General Ledger system required the following key functional requirements: robust and flexible financial and management reporting, sophisticated allocations, strong consolidations and multi-currency features, an intuitive user interface and a flexible multi-segmented chart of accounts. After an extensive evaluation, the Company's General Ledger was selected as the standard general ledger solution. The Company's products will enable TD Bank to implement a standard chart of accounts worldwide and simplify the consolidation process, which should offer TD Bank a reduction in training across offices. The Company's General Ledger has also reduced the steps and time required to consolidate global information for management. To address high volume reporting needs, TD Bank plans to implement Financial Statement Accelerator, which should reduce the time required to run reports from hours to minutes.

SALES AND MARKETING

  The Company sells its software and services primarily through its direct sales force. As of January 31, 1998, the Company's direct sales force consisted of 39 sales professionals and 9 marketing personnel, located in 11 domestic offices and one office located in Canada. The Company expects to increasingly develop indirect channels in order to enhance its market penetration and implementation capabilities. International revenues were approximately 3% of total revenues for the year ended December 31, 1997, and the Company expects that revenues from international customers will account for a growing portion of the Company's total revenues. The sales cycle for the Company's software averages between four to seven months.

  The Company's marketing strategy is to position the Company as the leading provider of applications to non-industrial organizations by providing applications with a high level of functionality and flexibility with minimal implementation time. In support of this strategy, the Company engages in a full range of marketing programs focused on creating awareness and generating qualified leads. These programs include developing and maintaining business partners and participating in joint marketing programs, such as participating in the Microsoft Solution Provider Program, as well as public relations, telemarketing, developing databases of targeted customers, and conducting advertising and direct mail campaigns. In addition, the Company participates in trade shows and seminars and maintains a World Wide Web home page which is integrated with the Company's sales, marketing, recruiting and fulfillment operations.

IMPLEMENTATION SERVICES

  The Company provides dedicated implementation services for the Company's customers. The Company believes that the provision of superior implementation services in conjunction with ease of implementation is integral to its success in achieving a high level of customer satisfaction. By providing these implementation services, the Company is able to minimize implementation time by helping customers to implement an application module in an average of four months, generally at a cost equal to or below the cost of the licensed software. As of January 31, 1998, the Company employed 64 personnel providing implementation services, which are typically offered to the Company's customers on a time and materials basis.

  The Company is also developing marketing relationships with companies sharing a commitment to client/server implementations that deliver high functionality and flexibility, while minimizing the time required to implement, change and upgrade them. These companies include: Deloitte & Touche Management Services and Solutions, The Client Server Factory and Grant Thornton LLP.

CUSTOMER SERVICE AND MAINTENANCE

  The Company believes that superior customer service and support, including product support and maintenance, training, and consulting services, are critical to achieve and maintain customer satisfaction. The Company's customer service and support functions include the Company's call center, distribution services, production support and account management, all of which are integrated in a single group. The Company's customer service organization provides a single point of contact for customers from execution of the license agreements through post-implementation. Each of the Company's customers has entered into an annual maintenance contract for the first year of use, renewable on an annual basis. As of January 31, 1998, the Company employed 37 technical post-sales support personnel providing software maintenance and support, and hotline access. In addition to telephone support, the Company also offers support by electronic mail, electronic bulletin board and facsimile. The Company intends to continue to expand its customer service and maintenance staff and to make additional investments in its support infrastructure.

RESEARCH AND DEVELOPMENT

  The Company's success is in part dependent on its ability to continue to meet customer and market requirements with respect to functionality, performance, technology and reliability. The Company invests, and intends to continue to invest, substantially in its research and development efforts. As of January 31, 1998, the Company's research and development operation included 50 full-time employees, primarily located in Atlanta. In addition, the Company has from time-to-time supplemented, and plans to continue to supplement, its core resource pool through outside contractors and consultants when necessary.

  The Company's research effort is currently focused on identifying new and emerging technologies and engineering processes, as well as possible technology alliances. The primary area of focus within the research effort involves distributed component computing and associated technologies and architectures, especially with respect to both Internet and intranet transaction processing.

  The Company's development effort is focused primarily on the product delivery cycle and its associated technologies and software life-cycle processes. The development operation consists of various functional and technological teams who are responsible for bringing the various products that the Company delivers to market. These teams consist of software engineering, documentation, and quality assurance personnel. The specific responsibilities of the development operation include: (i) enhancing the functionality and performance within the currently available product line; (ii) developing new products and/or integrating with strategic third-party products to strengthen the product line; (iii) porting the product line to remain current and compatible with new operating systems, databases, and tools; (iv) enhancing the adaptability and extensibility of the product line through the release of new and enhanced Graphical Architects; and (v) managing and continuously improving the overall software development process. The Company continually utilizes customer feedback in the product design process in order to meet changing business requirements and is committed to developing technologies which provide highly functional, integrated solutions in a rapid and efficient manner.

  Research and development expenditures were approximately $3.9 million, $5.8 million, $7.2 million for 1995, 1996, and 1997, respectively. See
"Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

COMPETITION

  The market for the Company's products is highly competitive and subject to rapid technological change. Although the Company has experienced limited competition to date from products with comparable capabilities, the Company expects competition to increase in the future. The Company currently competes principally based on ease of use and reduced time of implementation, which are a result of: (i) the breadth of its products' features; (ii) the automated, scalable and cost-effective nature of its products; and (iii) the Company's knowledge, expertise and service ability gained from close interaction with customers. While the Company believes that it currently competes favorably overall with respect to these factors, there can be no assurance that the Company will be able to continue to do so.

  The Company competes directly or indirectly with a number of competitors that have significantly greater financial, selling, marketing, technical and other resources than the Company, including the following companies:
PeopleSoft, Lawson and Oracle. In 1997, J.D. Edwards & Company introduced financial applications for use on Windows NT or Unix servers, and additional competitors may enter this market, thereby further intensifying competition. These competitors may be able to devote greater resources to the development, promotion, sale and support of their products than the Company. Moreover, these companies may introduce additional products that are competitive with or better than those of the Company or may enter into strategic relationships to offer better products than those currently offered by the Company. There can be no assurance that the Company's products would effectively compete with such new products.

  To remain competitive, the Company must continue to invest in research and development, selling and marketing, and customer service and support. In addition, as the Company enters new markets and utilizes different distribution channels, the technical requirements and levels and bases of competition may be different than those experienced in the Company's current market. There can be no assurance that the Company will be able to successfully compete against either current or potential competitors in the future. See "Risk Factors--Competition."

PROPRIETARY RIGHTS AND LICENSING

  The Company's success depends significantly on its internally developed intellectual property and intellectual property licensed from others. The Company relies primarily on a combination of copyright, trademark and trade secret laws, as well as confidentiality procedures and licenses arrangements to establish and protect its proprietary rights in its software products.

  The Company has no patents, and existing trade secret and copyright laws afford only limited protection of the Company's proprietary rights. The Company has registered or applied for registration for certain copyrights and trademarks, and will continue to evaluate the registration of additional copyrights and trademarks as appropriate. The Company believes that, because of the rapid pace of technological change in the software industry, the intellectual property protection of its products is a less significant factor in the Company's success than the knowledge, abilities and experience of the Company's employees, the frequency of its product enhancements, the effectiveness of its marketing activities and the timeliness and quality of its support services. See "Risk Factors--Proprietary Rights and Licensing."

  The Company enters into license agreements with each of its customers. The Company's license agreements provide for the customer's non-exclusive right to use the object code version of the Company's products. The Company's license agreements prohibit the customer from disclosing to third parties or reverse engineering the Company's products and disclosing the Company's other confidential information. In certain rare circumstances, typically for the earliest releases of the Company's products, the Company has granted its customers a source code license, solely for the customer's internal use.

  The Company has in the past liscensed and may in the future license on a non-exclusive basis third-party software from third parties for use and distribution with the Company's financial and human resource applications. Additionally, the Company's human resource applications are based on software acquired under a non-exclusive object code and source code license from a third party. The Company has entered into agreements with its third party licensors with customary warranty, software maintenance and infringement indemnification terms.

EMPLOYEES

  As of January 31, 1998, the Company had a total of 223 full-time employees, all except six of whom were based in the United States. Of the total, 64 were employed in implementation services, 50 were in research and development, 39 were in sales, 37 were in customer support, 24 were in finance, administration and operations, and 9 were in marketing. The Company believes its future performance depends in significant part upon the continued service of its key engineering, technical support and sales personnel and on its ability to attract or retain qualified employees. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel in the future. None of the Company's employees are represented by a labor union or are subject to a collective bargaining agreement. The Company has not experienced any work stoppages and considers its relations with its employees to be good. See "Risk Factors-- Management of Growth;" "--Dependence Upon Key Personnel; Ability to Hire and Retain Personnel."

FACILITIES

  The Company's corporate office and principal facility is located in Suwanee, Georgia, where the Company leases approximately 41,000 square feet of space. The lease commenced on June 15, 1997 and expires on July 15, 2004. The lease requires annual payments of $386,000 for the first 12-month period with an increase of 3% in each 12-month period after the first year. This facility accommodates research and development, sales, finance, administration and operations, customer support and marketing. The Company also leases 11 facilities, primarily for regional sales offices, elsewhere in the United States and Canada, providing for aggregate annual lease payments of approximately $218,000. Expiration dates on sales office leases range from April 1998 to March 1999. The Company anticipates leasing additional space during the next 12 months to meet its needs as a result of significant growth in personnel.

LEGAL PROCEEDINGS

  The Company is not currently a party to any legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

NAME                       AGE                     POSITION
----                       ---                     --------
Stephen P. Jeffery........  42 Chairman, Chief Executive Officer, President and
                               Director
William M. Curran, Jr.....  35 Vice President, Sales--East
Sally M. Foster...........  43 Vice President, Customer Support
David M. Funderburke......  44 Vice President, Development
Robert C. Holler..........  34 Vice President, Research
Steven M. Hornyak.........  32 Vice President, Marketing
Alain Livernoche..........  38 Vice President, Sales--West
Arthur G. Walsh, Jr.......  50 Chief Financial Officer, Vice President, Human
                               Resources and Secretary/Treasurer
Joseph S. McCall..........  48 Director
Tench Coxe(1)(2)..........  40 Director
William S. Kaiser(1)(2)...  42 Director
Donald L. House...........  56 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  STEPHEN P. JEFFERY joined the Company in November 1994 as Vice President of Marketing and was elected Vice President of Sales and Marketing in June 1995. He was elected President of the Company in October 1995, a member of the Board of Directors in October 1997, Chairman of the Board in December 1997 and Chief Executive Officer of the Company in February 1998. Prior to joining the Company, Mr. Jeffery was employed by Hewlett-Packard Company, where he served as the manager of Hewlett-Packard's client/server solutions and partner programs as well as in a variety of sales and marketing management positions in the U.S. and Europe for 15 years. Mr. Jeffery also served in sales with IBM prior to joining Hewlett-Packard.

  WILLIAM M. CURRAN, JR. joined the Company in February 1996 as Regional Sales Manager for the Southern Region. In August 1997, Mr. Curran was elected Vice President of Sales for the Eastern region. Prior to joining the Company, Mr. Curran was employed by Geac Computer Corp. Ltd (formerly Dun & Bradstreet Software) ("Geac") from November 1989 until February 1996 as a Senior Account Executive where he was the top sales performer for the past 6 years. From June 1984 until November 1989, Mr. Curran served in a variety of sales positions with Unisys Corporation.

  SALLY M. FOSTER joined the Company in March 1997 as Vice President of Customer Service. Prior to joining the Company, Ms. Foster served in several positions at Geac, from August 1988 until March 1997, most recently as Vice President/Director of Global Business Operations. From August 1985 until August 1988, Ms. Foster served as the Division Operations Manager for the General Motors Corporation, Electronic Data Systems Ltd. based in London, England.

  DAVID M. FUNDERBURKE joined the Company in August 1996 as Vice President of Development, having effectively served in this role since April 1996. Mr. Funderburke served as President, Chief Operating Officer and Manager of the Services Subsidiary from March 1995 until July 1997. From February 1989 until March 1995, he was Vice President and Chief Operating Officer of McCall Consulting Group, Inc., where he managed implementations of the Company's products and consulting projects for other McCall Consulting clients. From November 1984 until February 1989, Mr. Funderburke was Director of Information Services with Trammell Crow & Company, the largest commercial real estate developer in the U.S. Earlier, he was employed with Andersen Consulting for eight years, where he served in several roles, including the management of financial systems development projects.

  ROBERT C. HOLLER joined the Company in June 1993 as the group leader for all technology development. In January 1995, Mr. Holler was elected Vice President of Development and in May 1996, he was elected Vice President of Research. Before joining the Company, he served from 1989 to 1993 as a consultant with McCall Consulting Group, where he managed the initial implementations of the Company's products. Earlier, he was employed with Andersen Consulting as a consultant.

  STEVEN M. HORNYAK joined the Company in December 1994 as an Account Executive and was promoted to Regional Sales Manager for the Northeast region. In August 1997, Mr. Hornyak was elected Vice President of Marketing. Prior to joining the Company, Mr. Hornyak served in a variety of sales and consulting roles for Oracle Corporation from June 1992 until December 1994. Prior to that, he was employed by Price Waterhouse in its management consulting services group.

  ALAIN LIVERNOCHE joined the Company in January 1997 as Vice President of Sales for the Western region. Prior to joining the Company, Mr. Livernoche was employed by Geac from June 1985 until January 1997, where he served in several sales roles, most recently as Regional Vice President and General Manager for the Central United States and Canada. From May 1981 until June 1985,
Mr. Livernoche was employed by Andersen Consulting in Canada and Europe with primary focus on evaluations and implementations of financial and human resource software.

  ARTHUR G. WALSH, JR. joined the Company in November 1992 as Chief Operating Officer and Secretary. In October 1995, Mr. Walsh was elected Vice President of Customer Service and Treasurer. Currently, Mr. Walsh serves as Chief Financial Officer, Vice President of Human Resources and Secretary/Treasurer. From September 1989 until November 1992, he was Chief Operating Officer for Wilson & McIlvaine, a general business Chicago law firm, where he was responsible for overall management of the firm's business operations. Before that, Mr. Walsh was employed with Andersen Consulting, from July 1974 until September 1989, where he served in a variety of roles in Atlanta and Chicago, lastly as Director of Finance and Administration for the Technical Services Organization in Chicago world headquarters.

  JOSEPH S. MCCALL co-founded the Company in November 1991 and has previously served as its Chairman, President, and Chief Executive Officer and has been a member of the Board of Directors since 1991. Mr. McCall currently serves as a Director and consultant to the Company. Prior to founding the Company, Mr. McCall founded McCall Consulting Group, Inc. in 1986, and he currently serves as its President. Mr. McCall also formed Technology Ventures, LLC in 1994 and currently serves as its sole manager. From 1975 to 1986, Mr. McCall managed major systems integration and development projects and application software evaluations and implementation engagements for Andersen Consulting.

  TENCH COXE has served as a member of the Board of Directors of the Company since September 1993. Mr. Coxe has served as a general partner of Sutter Hill Ventures, a venture capital company located in Palo Alto, California, since 1989. From 1984 to 1987, Mr. Coxe served as Director of Marketing and in other management positions with Digital Communications Associates. Mr. Coxe is currently on the Board of Directors of a number of technology companies including Avant! Corporation and Edify Corporation.

  WILLIAM S. KAISER has served on the Board of Directors of the Company since November 1992. Mr. Kaiser joined Greylock Management Corporation, a venture capital company located in Boston, in 1986 and became a general partner in 1988. From 1983 to 1986, Mr. Kaiser served in a variety of marketing management positions with Apollo Computer, primarily working with Apollo's third-party suppliers. Mr. Kaiser is also on the Board of Directors of Avid Technology, Inc. and Open Market, Inc.

  DONALD L. HOUSE served as Chairman of the Board of Directors of the Company from January 1994 through December 1997, and as President from January 1993 through December 1993. From September 1991 until December 1992, Mr. House served as President of Prentice Hall Professional Software, Inc., a subsidiary of Simon and Schuster, Inc. From 1968 through 1987, Mr. House served in a number of senior executive positions with Management Science America, Inc. Mr. House is a director of Melita International Corporation, where he serves as Chairman of the Audit Committee and a member of the Compensation Committee and is a director of XcelleNet, Inc., where he serves as Chairman of its Audit and Nominating Committees. Mr. House also serves as a member of the Board of Directors of BT Squared Technologies, Inc., Intellimedia Commerce, Inc., Systems Techniques, Inc. and Telinet Technologies, LLC which are privately held companies.

  Executive officers of the Company are elected by the Board of Directors and serve until their successors are duly elected and qualified. There are no family relationships among any of the executive officers or directors of the Company.

  Concurrent with the effective date of this Offering, the Company's Board of Directors will be divided into three classes, with the members of each class of directors serving for staggered three-year terms. Messrs. McCall and Kaiser will serve in the class the term of which expires in 1999; Messrs. Coxe and House will serve in the class the term of which expires in 2000; and Mr. Jeffery will serve in the class the term of which expires in 2001. Upon the expiration of the term of each class of directors, directors comprising such class of directors will be elected for a three-year term at the next succeeding annual meeting of stockholders. The Company's classified Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors. See "Description of Capital Stock--Delaware Law and Certain Provisions of the Company's Restated Certificate and By-laws."

COMMITTEES OF THE BOARD OF DIRECTORS

  The Audit Committee consists of Messrs. Coxe and Kaiser. The Audit Committee reviews, with the Company's independent auditors, the scope and timing of their audit services and any other services they are asked to perform, the auditor's report on the Company's financial statements following completion of their audit and the Company's policies and procedures with respect to internal accounting and financial controls. In addition, the Audit Committee will make annual recommendations to the Board of Directors for the appointment of independent auditors for the ensuing year.

  The Compensation Committee consists of Messrs. Coxe and Kaiser. The Compensation Committee will review and evaluate the compensation and benefits of all officers of the Company, review general policy matters relating to compensation and benefits of employees of the Company and make recommendations concerning these matters to the Board of Directors. The Compensation Committee also will administer the Company's stock option plan.

DIRECTOR COMPENSATION

  Directors who are not employees of the Company (also referred to as "outside directors") currently include Messrs. McCall, Coxe, House and Kaiser, and do not receive an annual retainer or any fees for attending regular meetings of the Board of Directors. Directors are not reimbursed for out-of-pocket expenses incurred in attending such meetings.

EXECUTIVE COMPENSATION

  The following table sets forth certain information regarding compensation earned by Joseph S. McCall, the Company's Chief Executive Officer at December 31, 1997 and the Company's four other most highly compensated executive officers who were serving as executive officers at the end of 1997 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company in 1997.

                          SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                     COMPENSATION
                             ANNUAL COMPENSATION(1)                     AWARDS
                             --------------------------              ------------
                                                                      NUMBER OF
                                                           OTHER      SECURITIES
                                                           ANNUAL     UNDERLYING   ALL OTHER
NAME AND PRINCIPAL POSITION    SALARY          BONUS    COMPENSATION  OPTIONS(2)  COMPENSATION
---------------------------  -----------    ----------- ------------ ------------ ------------
Joseph S. McCall........     $   151,350    $   150,000     --             --           --
 Chief Executive
 Officer(3)
William M. Curran,           $   111,748    $   197,910     --          45,000          --
 Jr. ...................
 Vice President, Sales
Steven M. Hornyak.......     $   111,760    $   130,822     --          51,000      $53,394(4)
 Vice President,
 Marketing
Stephen P. Jeffery......     $   175,000(6) $    92,621     --          75,000          --
 President(5)
Alain Livernoche........     $   136,752    $    91,599     --          60,000          --
 Vice President, Sales

--------
(1) In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table does not include medical, group life insurance or other benefits which are available to all salaried employees of the Company, and certain perquisites and other benefits, securities or property that do not exceed the lesser of $50,000 or 10% of the person's salary and bonus shown in the table.
(2) The Company did not make any restricted stock awards, grant any stock appreciation rights or make any long-term incentive payments during fiscal 1997 to its executive officers. Options granted to the Named Executive Officers were granted at fair market value on the date of grant as determined by the Board of Directors.
(3) Mr. McCall resigned as the Company's Chief Executive Officer on February 5, 1998.
(4) One time payment for relocation expenses.
(5) Mr. Jeffrey was elected as the Company's Chief Executive Officer effective as of February 5, 1998.
(6) Includes $14,583 in deferred compensation earned in 1997.

  The following table sets forth all individual grants of stock options during fiscal year 1997, to each of the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                               INDIVIDUAL GRANTS
                          ------------------------------------------------------------
                                                                                           POTENTIAL
                                                                                       REALIZABLE VALUE
                                                                                          AT ASSUMED
                                                                                        ANNUAL RATES OF
                          NUMBER OF                                                       STOCK PRICE
                          SECURITIES PERCENT OF TOTAL                                  APPRECIATION FOR
                          UNDERLYING OPTIONS GRANTED                                    OPTION TERM(2)
                           OPTIONS   TO EMPLOYEES IN  EXERCISE OR BASE                 -----------------
  NAME                    GRANTED(1)   FISCAL YEAR    PRICE PER SHARE  EXPIRATION DATE    5%      10%
  ----                    ---------- ---------------- ---------------- --------------- -------- --------
Joseph S. McCall........       --          --                --                --           --       --
Stephen P. Jeffery......    75,000         9.3%            $3.67          11/10/04     $112,054 $261,134
William M. Curran, Jr...    15,000         1.9              2.00          07/24/04       12,213   28,462
                            30,000         3.7              3.67          11/10/04       44,822  104,454
Alain Livernoche........    15,000         1.9              1.00          04/13/04        6,107   14,231
                            15,000         1.9              2.00          07/24/04       12,213   28,462
                            30,000         3.7              3.67          11/10/04       44,822  104,454
Steven M. Hornyak.......     6,000          .7              1.00          01/01/04        6,107   14,231
                            15,000         1.9              1.00          05/23/04       12,213   28,462
                            30,000         3.7              3.67          11/10/04       44,822  104,454

--------
(1) All options were incentive stock options and were granted pursuant to the Company's 1992 Stock Option Plan at an exercise price not less than fair market value on the date of grant as determined by the Board of Directors of the Company. Options vest in installments over a period of four years with 20% of the options vested 12 months from the date of grant, 40% vested 24 months after the date of grant, 70% vested 36 months after the date of grant and 100% vested 48 months after the date of grant. The options expire seven years after the date of grant.
(2) Amounts reported in this column represent hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, assuming that the stock price on the date of grant appreciates at the specified annual rates of appreciation, compounded annually over the term of the option. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission. The actual realizable value of the options based on the price to the public in this Offering will substantially exceed the potential realizable value shown in the table.

  The following table provides information regarding exercisable and unexercisable stock options held as of December 31, 1997 by each of the Named Executive Officers. There were no options exercised by the Named Executive Officers in 1997.

                            YEAR-END OPTION VALUES

                              NUMBER OF SECURITIES            VALUE OF
                                   UNDERLYING                UNEXERCISED
                                   UNEXERCISED              IN-THE-MONEY
                               OPTIONS AT YEAR-END     OPTIONS AT YEAR-END(1)
                            ------------------------- -------------------------
  NAME                      EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
  ----                      ----------- ------------- ----------- -------------
Joseph S. McCall...........   61,762           --      $185,493      $    --
Stephen P. Jeffery.........   37,500       225,000      110,125      415,500
William M. Curran, Jr......    3,000        57,000        8,410       58,790
Alain Livernoche...........      --         60,000          --        62,200
Steven M. Hornyak..........    2,340        57,660        6,808       75,192

--------
(1) There was no public trading market for the Common Stock as of December 31, 1997. Accordingly, these values have been calculated by determining the difference between the estimated fair market value of the Company's Common Stock underlying the option as of December 31, 1997 ($3.67 per share, as determined by the Board of Directors) and the exercise price per share payable upon exercise of such options. In determining the fair market value of the Company's Common Stock, the Board of Directors considered various factors, including the Company's financial condition and business prospects, its operating results, the absence of a market for its Common Stock and the risks normally associated with technology companies.

EMPLOYEE BENEFIT PLANS

  1992 Stock Option Plan. The Company adopted its 1992 Stock Option Plan (the "1992 Stock Option Plan") on November 22, 1992. The aggregate number of shares reserved for issuance under the 1992 Stock Option Plan is 1,652,700 shares. As of January 31, 1998, options to purchase 1,411,185 shares of Common Stock were outstanding under the 1992 Stock Option Plan at exercise prices ranging from $0.67 to $3.67 per share and a weighted average exercise price of $ per share. Options vest in installments over a period of four years with 20% of the options vested 12 months from the date of grant, 40% vested 24 months from the date of grant, 70% vested 36 months from the date of grant and 100% vested 48 months after the date of grant. As of January 31, 1998, [ ] shares of Common Stock have been issued pursuant to the exercise of options granted under the 1992 Stock Option Plan. The purpose of the 1992 Stock Option Plan is to provide incentives for key employees, officers, consultants and directors to promote the success of the Company, and to enhance the Company's ability to attract and retain the services of such persons. The majority of all options granted under the 1992 Stock Option Plan are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1985 as amended (the "Code").

  The 1992 Stock Option Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has the authority to determine exercise prices applicable to the options, the eligible officers, directors, consultants or employees to whom options may be granted, the number of shares of the Company's Common Stock subject to each option and the extent to which options may be exercisable.

  1998 Stock Incentive Plan. In February 1998, the Board of Directors adopted and the stockholders approved the SQL 1998 Stock Incentive Plan (the "1998 Stock Plan"). Under the 1998 Stock Plan, the Board of Directors, or the Compensation Committee of the Board of Directors, has the flexibility to determine the type and amount of awards to be granted to eligible participants. The 1998 Stock Plan is intended to secure for the Company and its stockholders the benefits arising from ownership of the Company's Common Stock by individuals employed or retained by the Company who will be responsible for the future growth of the enterprise. The 1998 Stock Plan is designed to help attract and retain superior personnel for positions of substantial responsibility with the Company (including advisory relationships where appropriate), and to provide individuals with an additional incentive to contribute to the Company's success.

  The Board or the Compensation Committee may make the following types of grants under the 1998 Stock Plan, each of which will be an "Award": (i) incentive stock options ("ISOs"); (ii) nonqualified stock options ("NSOs");
(iii) restricted stock awards ("Restricted Stock Awards"); (iv) stock appreciation rights ("SARs"); and (v) restricted units ("Restricted Units"). Officers, key employees, employee directors, consultants and other independent contractors or agents of the Company or its subsidiaries who are responsible for or contribute to the management growth or profitability of the Company's business will be eligible for selection by the Board of Directors or the Compensation Committee to participate in the 1998 Stock Program, provided, however, that ISOs may be granted only to a person who is an employee of the Company or its subsidiaries.

  The Company has authorized and reserved for issuance an aggregate of 200,000 shares of its Common Stock under the 1998 Stock Plan, to be automatically increased to 1,000,000 shares of Common Stock upon the completion of this Offering. The aggregate number of shares of Common Stock that may be granted through Awards under the 1998 Stock Plan to any employee in any calendar year may not exceed 200,000 shares. The shares of Common Stock issuable under the 1998 Stock Plan will be authorized but unissued shares. If any of the Awards granted under the 1998 Stock Plan expire, terminate or are forfeited for any reason before they have been exercised, vested or issued in full, the unused shares subject to those expired, terminated or forfeited Awards will again be available for purposes of the 1998 Stock Plan. The 1998 Stock Plan will continue in effect until February 2008 unless sooner terminated under the general provisions of the 1998 Stock Plan.

  The 1998 Stock Plan will be administered by the Board of Directors or upon its delegation to the Compensation Committee of the Board of Directors, by the Compensation Committee, consisting of not less than two directors of the Company who are "non-employee directors" (within the meaning of SEC Rule 16b-3 promulgated pursuant to the Securities Exchange Act of 1934, as amended), so long as non-employee director administration is required under Rule 16b-3, and who are "outside directors" (as defined in Section 162(m) of the Code), so long as outside directors are required by the Code. Subject to the foregoing limitations, as applicable, the Board of Directors may from time to time remove members from the Compensation Committee, fill all vacancies on the Compensation Committee, however caused, and may select one of the members of the Compensation Committee as its chairman. The Compensation Committee may hold meetings at such times and places as they may determine, will keep minutes of their meetings, and may adopt, amend and revoke rules and procedures in accordance with the terms of the 1998 Stock Plan.

  401(k) Retirement Savings Plan. The Company maintains a Section 401(k) Retirement Savings Plan (the "401(k) Plan"). The 401(k) Plan is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Code. In general, Company employees who have completed six consecutive months of service with the Company and are over 21 years of age may elect to participate in the 401(k) Plan. Under the 401(k) Plan, participants may elect to defer a portion of their compensation, subject to certain Code limitations. In addition, at the discretion of the Board of Directors and subject to certain Code limitations, the Company may make profit sharing contributions into the 401(k) Plan. The Company currently does not match contributions. A separate account is maintained for each participant in the 401(k) Plan, which account is 100% vested. Distributions from the 401(k) Plan may be in the form of a lump-sum payment in cash or property or in the form of an annuity.

AGREEMENTS WITH EMPLOYEES

  In February 1998, the Company entered into an agreement with Joseph S. McCall whereby Mr. McCall resigned as the Company's Chief Executive Officer and as Chairman, Chief Executive Officer and Manager of the Services Subsidiary. Mr. McCall agreed to remain an employee of the Company at his current salary, including incentive compensation, until the completion of this Offering, at which time he will become as consultant to the Company for a period of one year pursuant to the terms of an Independent Contractor

Agreement. For his consulting services, the Company will pay Mr. McCall the sum of $125,000 over the one year period, with the ability to earn an additional $100,000 in incentive compensation if certain revenue targets are met by the Company. Mr. McCall has agreed to continue to serve on the Company's Board of Directors for at least six months following the termination of his employment. In recognition of his past services, the termination of the common stock voting trust agreement, and his resignation as CEO, the Company agreed to pay Mr. McCall a lump sum of $225,000 on or before June 30, 1998 and will pay Mr. McCall as severance an additional $75,000 payable in semi-monthly installments over a one year period beginning on the effective date of the termination of his employment with the Company.

  The Company generally enters into confidentiality and nondisclosure agreements with its employees. Pursuant to the terms of these agreements, employees agree to confidentiality restrictions, employee and customer nonsolicitation covenants and assignment of inventions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company's Compensation Committee reviews and approves compensation and benefits for the Company's key executive officers, administers the Company's stock option plan and makes recommendations to the Board regarding such matters. No member of the Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board or Compensation Committee.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Restated By-Laws of the Company (the "Restated By-Laws") and the Amended Restated Certificate of Incorporation of the Company (the "Restated Certificate") provide that the directors and officers of the Company shall be indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the"Securities Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the Restated By-Laws, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. The Company has obtained insurance which insures the directors and officers of the Company against certain losses and which insures the Company against certain of its obligations to indemnify such directors and officers. In addition, the Restated Certificate provides that the directors of the Company will not be personally liable for monetary damages to the Company for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. Such limitations of personal liability under the Delaware Business Corporation Law do not apply to liabilities arising out of certain violations of the federal securities laws. While non-monetary relief such as injunctive relief, specific performance and other equitable remedies may be available to the Company, such relief may be difficult to obtain or, if obtained, may not adequately compensate the Company for its damages.

  There is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification by the Company will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of January 31, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by:
(i) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock; (ii) each of the Company's directors; (iii) each Named Executive Officer who is a beneficial owner of the Company's Common Stock (see "Management--Executive Compensation"); and (iv) all executive officers and directors as a group.

                                                        PERCENTAGE OF
                                                           COMMON
                                                    STOCK OUTSTANDING(2)
                                   NUMBER OF SHARES ------------------------
                                     BENEFICIALLY     BEFORE        AFTER
NAME OF BENEFICIAL OWNER               OWNED(1)      OFFERING      OFFERING
------------------------           ---------------- ----------    ----------
Joseph S. McCall(3)..............     1,594,835             23.9%          4.3%
William S. Kaiser(4).............     1,003,120             13.9          10.0
Greylock Limited Partnership(5)..     1,003,120             13.9          10.0
Hancock Venture Partners IV--Di-
 rect Fund L.P.(6)...............       870,153             12.3           8.9
Tench Coxe(7)....................       753,176             10.7           7.7
Sutter Hill Ventures, a Califor-
 nia Limited Partnership(7)......       753,176             10.7           7.7
Highland Capital Partners II Lim-
 ited Partnership(8).............       594,678              8.6           6.2
Technology Crossover Ventures,
 L.P.(9).........................       576,464              8.4           6.0
Chase Venture Capital Associates,
 L.P.(10)........................       312,501              4.6           3.3
Spitfire Capital Partners,
 L.P. (11).......................       312,501              4.6           3.3
Donald L. House..................        76,249              1.2             *
Stephen P. Jeffery(12)...........        43,800                *             *
Steven M. Hornyak(13)............         3,990                *             *
William M. Curran, Jr.(13).......         3,000                *             *
Alain Livernoche.................           --               --            --
All executive officers and direc-
 tors as a group (12 persons)....     3,684,253             53.6%         25.6%

--------
*   Indicates less than one percent.
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or that are or may become exercisable within 60 days of January 31, 1998 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in this footnote, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.
 (2) Percentage includes all outstanding shares of Common Stock and assumes the Conversion and the Warrant Exercise.
 (3) Includes (i) 1,401,823 shares of Common Stock (all of the outstanding Common Stock of the Company) which is subject to the Voting Trust Agreement under which Mr. McCall serves as sole trustee and exercises sole voting control; and 131,250 shares of Common Stock issuable upon exercise of a warrant. The Voting Trust Agreement terminates upon the closing of this Offering.
 (4) Includes (i) 975,156 shares of Common Stock issuable upon conversion of shares of Preferred Stock owned by Greylock Limited Partnership; and (ii) 27,966 shares of Common Stock issuable upon exercise of warrants. Mr. Kaiser has voting control over the securities of the Company owned by Greylock Limited Partnership.
 (5) Consists of (i) 975,156 shares of Common Stock issuable upon conversion of shares of Preferred Stock; and (ii) 27,966 shares of Common Stock issuable upon conversion of shares of Preferred Stock subject to outstanding warrants. Greylock Limited Partnership's address is One Federal Street, Boston, Massachusetts 02110.
 (6) Includes (i) 812,853 shares of Common Stock issuable upon conversion of shares of Preferred Stock owned by Hancock Venture Partners IV--Direct Fund L.P. ("Hancock"); (ii) 13,795 shares of Common Stock owned by Hancock; and (iii) 42,781 shares of Common Stock issuable upon conversion of shares of

    Preferred Stock owned by Falcon Ventures II, L.P. ("Falcon"); and 726 shares of Common Stock issuable upon conversion of shares of Preferred Stock subject to outstanding warrants owned by Falcon. Falcon is an affiliate of Hancock. Hancock's address is One Financial Center, Boston, Massachusetts 02111.
 (7) Includes (i) 491,692 shares of Common Stock held by Sutter Hill Ventures, a California Limited Partnership ("Sutter Hill"); (ii) 22,183 shares of Common Stock held by Mr. Coxe; and (iii) 240,456 shares of Common Stock held of record for 11 other individuals and entitles associated with Sutter Hill. Mr. Coxe is a Managing Director of the General Partner of Sutter Hill and shares voting and investment power with respect to the shares of Common Stock held by Sutter Hill. Mr. Coxe disclaims beneficial ownership of the shares held by Sutter Hill and individuals and entities associated with Sutter Hill, except as to the shares held of record in his name and as to his partnership interest in Sutter Hill. Sutter Hill's
     address is       .
 (8) Includes 578,104 shares of Common Stock issuable upon conversion of shares of Preferred Stock. Highland Capital's address is One International Place, Boston, Massachusetts 02110.
 (9) Includes (i) 525,249 shares of Common Stock issuable upon conversion of shares of Preferred Stock owned by Technology Crossover Ventures L.P.;
     (ii) 8,914 shares of Common Stock owned by TCV; (iii) 41,596 shares of Common Stock owned by Technology Crossover Ventures CV ("TCVCV"); and
     (iv) 706 shares of Common Stock issuable upon conversion of shares of Preferred Stock subject to outstanding warrants owned by TCVCV. TCVCV is an affiliate of TCV L.P. TCV's address is 575 High Street, Suite 400, Palo Alto, California 94301.
(10) Consists of 312,501 shares of Common Stock issuable upon conversion of shares of Preferred Stock. Chase Venture Capital Associates, L.P.'s address is 380 Madison Avenue, 12th Floor, New York, New York 10017.
(11) Consists of 312,501 shares of Common Stock issuable upon conversion of shares of Preferred Stock. Spitfire Capital Partners, L.P.'s address is 600 Montgomery Street, San Francisco, California 94111.
(12) Includes 42,700 shares of Common Stock issuable upon the exercise of options.
(13) Consists of 3,000 shares of Common Stock issuable upon the exercise of options.

                             CERTAIN TRANSACTIONS

  In March 1995, the Company issued 450,000 shares of Common Stock to Tech Ventures, an entity controlled by Joseph S. McCall, the Company's Chief Executive Officer at that time and a member of the Company's Board of Directors, in exchange for certain intellectual property rights, intangible assets and $10,000 cash. Following the acquisition, the Company and Tech Ventures formed the Services Subsidiary. The Company contributed the acquired intellectual property rights, intangible assets and $10,000 cash to the Services Subsidiary in exchange for an 80% interest in the Services Subsidiary. Tech Ventures acquired the remaining 20% interest in the Services Subsidiary in exchange for a $75,000 promissory note bearing interest at 7.74%, payable annually, with the principal due in a lump sum payment in March 2000 (the "Tech Ventures Note").

  During 1996 and 1997, McCall Consulting Group, Inc. ("MCG"), an entity owned by Tech Ventures, provided to the Company: (i) temporary services by administrative employees; (ii) third-party consulting services in connection with several product development projects; (iii) the lease of office equipment and office space in the Company's prior headquarters facility; and (iv) services in connection with the Company's sales process. The Company paid MCG approximately $1.6 million and $1.4 million, respectively, during 1997 and 1996 for these services. In February 1998, the Company entered into an Independent Contractor Agreement with MCG providing for the performance of services by MCG for the Company and the assignment to the Company of the intellectual property rights associated with the performance of such services. The Company currently uses, and intends to continue to use, personnel from MCG to provide these, and possibly other, services. In addition, in February 1998, the Company granted to Tech Ventures and MCG a royalty-free license to use its current products as well as certain of the Company's future products to be designated by the Company, and agreed to provide to MCG without charge ongoing support services as long as Tech Ventures owns at least 100,000 shares of the Common Stock of the Company and has not modified the software. This license agreement may be terminated by the Company if a competitor of the Company acquires any interest in either MCG or Tech Ventures.

  On February 5, 1998, Tech Ventures sold its 20% interest in the Services Subsidiary to the Company in exchange for 225,000 shares of the Company's Common Stock, a warrant to purchase an additional 300,000 shares of Common Stock, at an exercise price of $3.67 per share and a non-interest bearing two-year promissory note in the principal amount of $1.1 million, giving the Company 100% ownership of the Services Subsidiary. The Company granted Tech Ventures certain registration rights and agreed to register in this Offering the 497,700 shares of Common Stock owned by Tech Ventures and to maintain the effectiveness of such registration for a period of two years. Tech Ventures has agreed not to sell any of its shares for a period of 180 days after the effective date of this Offering. In addition, immediately prior to the purchase and sale, the Services Subsidiary distributed approximately $241,000 to Tech Ventures as the accumulated unpaid profits earned by the Services Subsidiary prior to February 5, 1998. The Company also agreed to pay Tech Ventures a monthly sum equal to 20% of the net profits of the Services Subsidiary until the earlier of (i) the completion of this Offering, or (ii) a sale of the Company. All of the material terms of the purchase were agreed upon by Tech Ventures and the Company in January 1998, including the number of shares to be issued to Tech Ventures which was based on a valuation of the Company's Common Stock at a price of $3.67 per share conducted by an independent appraiser. The transaction was approved by the Company's Board of Directors and consummated on February 5, 1998. The purchase of the 20% interest in the Services Subsidiary has been accounted for in the first quarter of 1998 based on the valuation of the Common Stock in January 1998 at $3.67 per share. In February 1998, the Services Subsidiary also paid Tech Ventures approximately $33,000 as consideration for the termination of the Management Services Agreement entered into between the parties in March 1995, and Tech Ventures paid in full to the Services Subsidiary the remaining principal balance and accrued interest of approximately $33,000 due under the Tech Ventures Note.

  In February 1998, the Company entered into certain severance and related agreements with Joseph S. McCall in connection with his resignation as the Company's Chief Executive Officer. In connection therewith, the Company agreed to pay Mr. McCall $225,000 before June 30, 1998, severance in the amount of $75,000 payable over a one year period beginning upon the consummation of this Offering, and entered into an Independent Contractor Agreement whereby Mr. McCall will serve as a consultant to the Company for one year for $125,000 in compensation, with the ability to earn an additional $100,000 in incentive compensation. See "Management--Agreements with Employees."

  Tech Ventures provided recruiting services to the Company from January 1996 through January 1997 in the amount of $339,302. In addition, pursuant to a Management Services Agreement, Tech Ventures received $25,000 for certain administrative services rendered to the Services Subsidiary during each of 1997 and 1996.

  On October 26, 1995, Tech Ventures received a warrant to purchase 87,500 shares of the Company's Series C Preferred Stock resulting from the conversion and simultaneous cancellation of 87,500 shares of Series C Preferred Stock held by Tech Ventures and the simultaneous amendment of a promissory note payable by Tech Ventures to the Company which had been made by Tech Ventures as payment for its original shares of Series C Preferred Stock. Upon the consummation of this Offering, this warrant will expire. Tech Ventures has informed the Company that it intends to exercise this warrant concurrent with the closing of this Offering, which will result in 131,250 shares of Common Stock after conversion.

  The Company believes that all transactions set forth above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

                         DESCRIPTION OF CAPITAL STOCK

  Effective upon the closing of the Offering and the filing of the Company's Restated Certificate, the authorized capital stock of the Company will consist
of   shares of Common Stock, $.0001 par value per share, and   shares of
preferred stock, $1.00 par value per share (the "Preferred Stock").

COMMON STOCK

  As of the date of this Prospectus, there were 1,404,070 shares of Common Stock issued and outstanding and held of record by 40 stockholders. Following completion of this Offering, the Company will have 9,047,914 shares of Common Stock issued and outstanding, comprised of: (i) 1,404,070 shares issued and outstanding prior to this Offering; (ii) 2,500,000 shares issued by the Company in connection with this Offering; (iii) 4,787,594 shares issued to holders of the Company's Preferred Stock which automatically converts into Common Stock upon the effective date of this Offering; (iv) 131,250 shares of Common Stock issued to Tech Ventures in connection with the Warrant Exercise; and (v) 225,000 shares to be issued to Tech Ventures in connection with the Acquisition.

  Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

  Upon the closing of this Offering, all outstanding shares of Preferred Stock will be converted into shares of Common Stock. Thereafter, the Board of Directors will be authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

  The Company believes that the Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow the Company to issue shares of Preferred Stock without the expense and delay of holding a special stockholders' meeting. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by stockholders of the Company, unless such action is required by applicable law or the rules of any stock exchange or quotation system on which the Company's securities may be listed or quoted.

DELAWARE LAW AND CERTAIN PROVISIONS OF THE COMPANY'S RESTATED CERTIFICATE AND BY-LAWS

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder's becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned
(x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

  Section 203 defines business combinations to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

  The Company's Restated Certificate provides that, upon the effective date of this Offering, the Company's Board of Directors will be classified into three classes of directors. See "Management--Executive Officers and Directors." In addition, the Company's Bylaws will not permit stockholders of the Company to call a special meeting of stockholders. Only the Company's Board of Directors, Chairman of the Board or President may call a special meeting of stockholders.

  These and other provisions could have the effect of making it more difficult to acquire the Company by means of a tender offer, proxy contest or otherwise or to remove the incumbent officers and directors of the Company. These provisions may discourage certain types of coercive takeover practices and encourage persons seeking to acquire control of the Company to first negotiate with the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina, N.A.

LISTING

  Application has been made to have the Common Stock approved for listing on the Nasdaq National Market under the symbol "SQLF."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 9,047,914 shares of Common Stock outstanding (assuming no exercise of outstanding stock options). Of these shares, the 2,500,000 shares sold in this Offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

LOCK-UP AGREEMENTS

  All security holders and all officers and directors of the Company, who in the aggregate hold all 1,404,070 of the outstanding shares of Common Stock, have agreed, pursuant to the lock-up agreements, that they will not, without the prior written consent of NationsBanc Montgomery Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock beneficially owned by them for a period of 180 days after the date of this Prospectus.

SALES OF RESTRICTED SHARES

  Concurrently with this Offering, the Company has registered      issued and
outstanding shares of its Common Stock. Such shares will be freely tradable upon the effectiveness of this Offering, subject only to provisions of the
lock-up Agreements. The remaining   shares of issued and outstanding Common
Stock are deemed "Restricted Shares" under Rule 144. Of the Restricted Shares,
upon expiration of the Lock-up Agreements up to   shares may be eligible for
sale in the public market immediately after this Offering pursuant to Rule 144(k) under the Securities Act. All of the remaining Restricted Shares would be eligible for sale in the public market in accordance with Rule 144 or Rule 701 under the Securities Act beginning 90 days after the date of this Prospectus but for the provisions of the lock-up agreements. Certain security holders have the right to have their Restricted Shares registered by the Company under the Securities Act as described below.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated with those of others), including an Affiliate, who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (approximately 90,479 shares immediately after this Offering) or (ii) the average weekly trading volume in the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed. Sales under Rule 144 are also subject to certain limitations on manner of sale, notice requirements, and availability of current public information about the Company. In addition, under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may resell such shares without compliance with the foregoing requirements. In meeting the one and two year holding periods described above, a holder of Restricted Shares can include the holding periods of a prior owner who was not an Affiliate.

  Rule 701 under the Securities Act provides that the shares of Common Stock acquired on the exercise of currently outstanding options may be resold by persons, other than Affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by Affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to certain limitations.

STOCK OPTIONS

  As of January 31, 1998, options to purchase a total of 1,411,185 shares of Common Stock were outstanding and 1,137,844 of the shares issuable pursuant to such options are not yet exercisable. An additional 204,690 shares of Common Stock are available for future grants under the Company's 1992 Stock Option Plan and 1,000,000 shares of Common Stock are available for future grants under the Company's 1998 Stock Plan. See "Management--Stock Option Plans and Warrants."

  The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock subject to outstanding stock options and Common Stock issuable pursuant to the Company's stock option plans. The Company expects to file these registration statements approximately 60 days following the closing of this Offering, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the Lock-up Agreements, to the extent applicable. The Company intends to file a registration statement on Form S-8 to register all shares of Common Stock issuable pursuant to its 1998 Stock Plan upon commencement of the Offering.

REGISTRATION RIGHTS

  After the consummation of this Offering, the holders of approximately shares of Common Stock (the "Registrable Securities") or their transferees (the "Holders"), will be entitled to certain demand and/or piggy-back registration rights with respect to the Registrable Securities. These rights are provided under agreements between the Company and the holders of the Registrable Securities. Such agreements provide that certain of the Holders are entitled, upon the request of the Holders of % of the Registrable Securities, commencing on the earlier of (i) , 199 and (ii) the date which is 90 days after the date of this Prospectus, to require the Company to use its best efforts to register their Registrable Securities under the Securities Act (the "Demand Registration Rights"). In addition, all of the Holders are entitled, subject to certain limitations, to require the Company to use its best efforts to include their shares of Common Stock in future registration statements filed by the Company under the Securities Act (the "Piggyback
Registration Rights"). Except for the   shares being registered concurrently
with this Offering, the Holders of the Piggy-back Registration Rights have waived their rights to register their shares under the Registration Statement containing this Prospectus. Certain of the Holders are also entitled, upon the request of the Holders of % of the Registrable Securities, to require the Company to use its best efforts to register their shares of Common Stock on Form S-3 (the "S-3 Registration Rights"). The Company is not required to effect more than two registrations under the Demand Registration Rights. Registration of shares pursuant to the exercise of Demand Registration Rights, S-3 Registration rights or Piggy-back Registration Rights under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of such registration statement.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), represented by NationsBanc Montgomery Securities LLC, and UBS Securities LLC (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares, if any are purchased.

                                                                       NUMBER OF
      UNDERWRITER                                                       SHARES
      -----------                                                      ---------
      NationsBanc Montgomery Securities LLC...........................
      UBS Securities LLC..............................................
                                                                       ---------
          Total....................................................... 2,500,000
                                                                       =========

  The Representatives have advised the Company that the Underwriters initially propose to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $ per share, and the Underwriters may allow, and such dealers may reallow, a concession of not more than $ per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 375,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,500,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.

  Each director and executive officer and certain other stockholders of the Company have agreed, subject to certain limited exceptions, that they will not, without the prior written consent of NationsBanc Montgomery Securities LLC (which consent may be withheld in its sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock, currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange
Act) by such party, or publicly announce such party's intention to do any of the foregoing, for a period of 180 days after the date of this Prospectus. In addition, the Company has agreed in the Underwriting Agreement that, during the period of 180 days after the date of this Prospectus, without the prior written consent of NationsBanc Montgomery Securities LLC (which consent may be withheld in its sole discretion), it will not, directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer or establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer, or announce the offering of, or file any Registration Statement under the Securities Act in respect of, any shares of the Company's Common Stock, options or warrants to acquire shares of the Common Stock or securities exchangeable or exercisable for or convertible into shares of Common Stock other than pursuant to the Company's 1992 Stock Option Plan or 1997 Omnibus Stock Plan. NationsBanc Montgomery Securities LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. See "Shares Eligible for Future Sale."

  The Underwriting Agreement provides that the Company will indemnify the Underwriters and their employees and controlling persons against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  In connection with this Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock, including over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. In an over-allotment, the Underwriters would allot more shares of Common Stock to their customers in the aggregate than are available for purchase by the Underwriters under the Underwriting Agreement. A stabilizing transaction means the placing of any bid, or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. In a syndicate covering transaction, the Underwriters would place a bid or effect a purchase to reduce a short position created in connection with this Offering. Pursuant to a penalty bid, NationsBanc Montgomery Securities LLC, on behalf of the Underwriters would be able to reclaim a selling concession from shares of Common Stock sold by such Underwriter are purchased in syndicate covering transactions. These transactions may result in price of the Common Stock originally being higher than the price that might otherwise prevail in the open market. These transactions may be effected on the NASDAQ National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

  The Representatives have advised the Company that the Underwriters do not intend to confirm sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

  Spitfire Capital Partners, L.P., an affiliate of NationsBanc Montgomery Securities LLC, purchased 208,334 shares of the Company's Series F Preferred Stock, which shares of Preferred Stock will automatically convert into 312,501 shares of Common Stock concurrent with the effective date of this Offering. Prior to this Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations between the Company and the Representatives. Among the factors expected to be considered in such negotiations are the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations and financial performance, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the prevailing market conditions at the time of the Offering, market valuations of publicly traded companies that the Company and the Representatives believe to be comparable to the Company, and other factors deemed relevant.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Womble Carlyle Sandridge & Rice, PLLC, Atlanta, Georgia. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Morris, Manning & Martin, L.L.P., Atlanta, Georgia.

                                    EXPERTS

  The consolidated financial statements included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement (which term shall include all amendments, exhibits, schedules and supplements thereto) on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained in this Prospectus regarding the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at its regional offices in New York (Seven World Trade Center, Suite 1300, New York, New York 10048) and in Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of all or any part thereof may be obtained from the Commission at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission which can be accessed at http://www.sec.gov.

  The Company intends to furnish to its stockholders annual reports containing consolidated financial statements audited by its independent accounts and quarterly reports containing unaudited summary financial statements for each of the first three quarters of each fiscal year.

                       SQL FINANCIALS INTERNATIONAL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants................................... F-2
Consolidated Balance Sheets................................................ F-4
Consolidated Statements of Operations...................................... F-6
Consolidated Statements of Stockholders' Deficit........................... F-7
Consolidated Statements of Cash Flows...................................... F-8
Notes to Consolidated Financial Statements................................. F-9

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SQL Financials International, Inc.
and Subsidiaries:

  We have audited the accompanying consolidated balance sheets of SQL FINANCIALS INTERNATIONAL, INC. (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1996 and 1997 and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SQL Financials International, Inc. and subsidiaries as of December 31, 1996 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Atlanta, Georgia
February 19, 1998

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                       SQL FINANCIALS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1997
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                     PRO FORMA
                                                   1996     1997       1997
                                                  -------  -------  -----------
                                                                    (UNAUDITED)
                     ASSETS
CURRENT ASSETS:
  Cash........................................... $ 3,279  $ 7,213    $ 7,624
  Accounts receivable............................   2,605    4,388      4,388
  Accounts receivable--related party.............      19        2          2
  Prepaids and other current assets..............      90      492        492
                                                  -------  -------    -------
    Total current assets.........................   5,993   12,095     12,506
                                                  -------  -------    -------
PROPERTY AND EQUIPMENT:
  Furniture and equipment........................   2,176    3,094      3,094
  Leasehold improvements.........................     215      280        280
                                                  -------  -------    -------
    Total property and equipment.................   2,391    3,374      3,374
  Less accumulated depreciation..................  (1,181)  (1,867)    (1,867)
                                                  -------  -------    -------
    Property and equipment, net..................   1,210    1,507      1,507
                                                  -------  -------    -------
OTHER ASSETS:
  Intangible assets, net of accumulated
   amortization of $561 and $1,127 in 1996 and
   1997, respectively............................   1,783    1,267      3,412
  Deposits and other long-term assets............     173      150        150
                                                  -------  -------    -------
    Total other assets...........................   1,956    1,417      3,562
                                                  -------  -------    -------
    Total assets................................. $ 9,159  $15,019    $17,575
                                                  =======  =======    =======


   The accompanying notes are an integral part of these consolidated balance sheets.

                       SQL FINANCIALS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEETS--(CONTINUED)

                           DECEMBER 31, 1996 AND 1997
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                     PRO FORMA
                                                  1996      1997       1997
                                                --------  --------  -----------
                                                                    (UNAUDITED)
     LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities..... $  2,637  $  4,936   $  4,936
  Accounts payable--related party..............      279        54         54
  Short term debt..............................      958         0          0
  Deferred revenue.............................    4,686     5,717      5,717
  Current maturities of long-term debt.........      855     1,841      1,841
                                                --------  --------   --------
    Total current liabilities..................    9,415    12,548     12,548
NONCURRENT LIABILITIES:
  Deferred revenue.............................    3,333     4,480      4,480
  Long-term debt, net of current maturities,
   net of discount of $166 at December 31,
   1997, pro forma.............................    1,093       497      1,431
  Other noncurrent liabilities.................       63        49         49
                                                --------  --------   --------
    Total liabilities..........................   13,904    17,574     18,508
                                                --------  --------   --------
COMMITMENTS AND CONTINGENCIES (Note 10)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY...       17       243          0
                                                --------  --------   --------
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
  Series A, 262,500 shares issued and
   outstanding in 1996 and 1997, none pro forma
   1997........................................    1,050     1,050          0
  Series B, 454,888 shares issued and
   outstanding in 1996 and 1997, none pro forma
   1997........................................    3,025     3,025          0
  Series C, 428,572 shares issued and
   outstanding in 1996 and 1997, none pro forma
   1997........................................    3,000     3,000          0
  Series D, 701,755 shares issued and
   outstanding in 1996 and 1997, none pro forma
   1997........................................    6,000     6,000          0
  Series E, 697,675 shares issued and
   outstanding in 1996 and 1997, none pro forma
   1997........................................    6,000     6,000          0
  Series F, 0 and 628,809 shares issued and
   outstanding in 1996 and 1997, none pro forma
   1997........................................        0     6,037          0
                                                --------  --------   --------
    Total redeemable convertible preferred
     stock.....................................   19,075    25,112          0
                                                --------  --------   --------
STOCKHOLDERS' DEFICIT:
  Preferred stock, $1 par value; 3,000,000 and
   3,500,000 shares authorized in 1996 and
   1997, respectively; 2,545,390 and 3,174,199
   shares of redeemable convertible preferred
   stock issued and outstanding in 1996 and
   1997, respectively..........................        0         0          0
  Common stock, $.0001 par value; 6,750,000 and
   9,000,000 shares authorized in 1996 and
   1997, respectively; 2,185,348 and 1,467,160
   shares issued in 1996 and 1997,
   respectively; 6,584,693 shares issued pro
   forma 1997..................................        0         0          1
  Additional paid in capital...................      472       438     26,986
  Accumulated deficit..........................  (23,859)  (28,019)   (28,019)
  Warrants.....................................      612       652        468
  Less treasury stock, at cost.................     (302)       (2)        (2)
  Note from stockholder........................     (612)     (612)         0
  Deferred compensation........................     (148)     (367)      (367)
                                                --------  --------   --------
    Total stockholders' deficit................  (23,837)  (27,910)      (933)
                                                --------  --------   --------
    Total liabilities and stockholders'
     deficit................................... $  9,159  $ 15,019   $ 17,575
                                                ========  ========   ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                       SQL FINANCIALS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                    PRO FORMA
                                         1995     1996     1997       1997
                                        -------  -------  -------  -----------
                                                                   (UNAUDITED)
REVENUES:
  License fees......................... $ 5,232  $ 6,425  $13,506    $13,506
  Services fees........................   1,737    3,984    7,786      7,786
  Maintenance fees.....................   1,221    2,647    4,696      4,696
                                        -------  -------  -------    -------
    Total revenues.....................   8,190   13,056   25,988     25,988
                                        -------  -------  -------    -------
COST OF REVENUES:
  License fees.........................     291      416    1,205      1,205
  Services fees........................   1,421    2,904    5,402      5,402
  Maintenance fees.....................     655    1,350    1,973      1,973
                                        -------  -------  -------    -------
    Total cost of revenues.............   2,367    4,670    8,580      8,580
                                        -------  -------  -------    -------
OPERATING EXPENSES:
  Research and development.............   3,882    5,777    7,190      7,190
  Sales and marketing..................   6,636    7,191    9,515      9,515
  General and administrative...........   3,292    3,076    4,061      4,504
                                        -------  -------  -------    -------
    Total operating expenses...........  13,810   16,044   20,766     21,209
                                        -------  -------  -------    -------
OPERATING LOSS.........................  (7,987)  (7,658)  (3,358)    (3,801)
INTEREST EXPENSE, net..................       2        6      274        353
MINORITY INTEREST......................     (60)    (215)    (478)         0
                                        -------  -------  -------    -------
NET LOSS............................... $(8,049) $(7,879) $(4,110)   $(4,154)
                                        =======  =======  =======    =======
BASIC AND DILUTED NET LOSS PER SHARE... $ (6.19) $ (5.74) $ (2.97)
                                        =======  =======  =======
WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING...........................   1,300    1,373    1,386
                                        =======  =======  =======
PRO FORMA BASIC AND DILUTED NET LOSS
 PER SHARE.............................                              $ (0.64)
                                                                     =======
PRO FORMA WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING....................                                6,503
                                                                     =======

 The accompanying notes are an integral part of these consolidated statements.

                       SQL FINANCIALS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                                 (IN THOUSANDS)

                                  ADDITIONAL                                                                    TOTAL
                                   PAID-IN   ACCUMULATED          TREASURY          NOTE FROM    DEFERRED   STOCKHOLDERS'
                   SHARES  AMOUNT  CAPITAL     DEFICIT   WARRANTS  STOCK   AMOUNT  STOCKHOLDER COMPENSATION    DEFICIT
                   ------  ------ ---------- ----------- -------- -------- ------  ----------- ------------ -------------
BALANCE, December
 31, 1994......... 1,710    $ 0      $  7     $ (7,825)    $  0     (810)  $(302)     $(612)      $   0       $ (8,732)
 Issuance costs,
  redeemable
  convertible
  preferred stock,
  Series D........     0      0         0          (72)       0        0       0          0           0            (72)
 Issuance of
  common stock....   465      0       310            0        0        0       0          0           0            310
 Exercise of stock
  options.........     6      0         4            0        0        0       0          0           0              4
 Conversion of
  redeemable
  convertible
  preferred stock
  into warrants...     0      0         0            0      612        0       0          0           0            612
 Net loss.........     0      0         0       (8,049)       0        0       0          0           0         (8,049)
                   -----    ---      ----     --------     ----     ----   -----      -----       -----       --------
BALANCE, December
 31, 1995......... 2,181      0       321      (15,946)     612     (810)   (302)      (612)          0        (15,927)
 Issuance costs,
  redeemable
  convertible
  preferred stock,
  Series E........     0      0         0          (34)       0        0       0          0           0            (34)
 Issuance of stock
  options.........     0      0       148            0        0        0       0          0        (148)             0
 Exercise of stock
  options.........     4      0         3            0        0        0       0          0           0              3
 Net loss.........     0      0         0       (7,879)       0        0       0          0           0         (7,879)
                   -----    ---      ----     --------     ----     ----   -----      -----       -----       --------
BALANCE, December
 31, 1996......... 2,185      0       472      (23,859)     612     (810)   (302)      (612)       (148)       (23,837)
 Issuance costs,
  redeemable
  convertible
  preferred stock,
  Series F........     0      0         0          (50)       0        0       0          0           0            (50)
 Issuance of
  warrants........     0      0         0            0       40        0       0          0           0             40
 Unamortized debt
  discount........     0      0       (22)           0        0        0       0          0           0            (22)
 Issuance of stock
  options.........     0      0       277            0        0        0       0          0        (277)             0
 Amortization of
  deferred
  compensation....     0      0         0            0        0        0       0          0          58             58
 Retirement of
  treasury stock..  (735)     0      (300)           0        0      735     300          0           0              0
 Exercise of stock
  options.........    17      0        11            0        0        0       0          0           0             11
 Net loss.........     0      0         0       (4,110)       0        0       0          0           0         (4,110)
                   -----    ---      ----     --------     ----     ----   -----      -----       -----       --------
BALANCE, December
 31, 1997......... 1,467    $ 0      $438     $(28,019)    $652      (75)  $  (2)     $(612)      $(367)      $(27,910)
                   =====    ===      ====     ========     ====     ====   =====      =====       =====       ========

 The accompanying notes are an integral part of these consolidated statements.

                       SQL FINANCIALS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                      1995     1996     1997
                                                     -------  -------  -------
OPERATING ACTIVITIES:
  Net loss.......................................... $(8,049) $(7,879) $(4,110)
  Adjustments to reconcile net loss to net cash used
   in operating activities:
    Depreciation and amortization...................     428    1,125    1,406
    Minority interest...............................      60      216      478
    Amortization of debt discount...................       0        0       18
    Deferred compensation...........................       0        0       58
    Loss on sale of property and equipment..........       0        0       46
    Changes in operating assets and liabilities:
      Accounts receivable...........................  (1,510)    (986)  (1,766)
      Prepaids and other current assets.............     107      (31)    (402)
      Deposits and other long term assets...........    (106)     (22)      23
      Accounts payable and accrued liabilities......   1,676      637    2,074
      Deferred revenue..............................   2,644    4,180    2,178
      Other noncurrent liabilities..................       8      (53)     (14)
                                                     -------  -------  -------
        Total adjustments...........................   3,307    5,066    4,099
                                                     -------  -------  -------
        Net cash used in operating activities.......  (4,742)  (2,813)     (11)
                                                     -------  -------  -------
INVESTING ACTIVITIES:
  Purchases of property and equipment...............    (598)    (958)  (1,193)
  Proceeds from sale of property and equipment......       0        0       10
  Purchases of intangible assets....................    (316)  (2,000)     (50)
                                                     -------  -------  -------
        Net cash used in investing activities.......    (914)  (2,958)  (1,233)
                                                     -------  -------  -------
FINANCING ACTIVITIES:
  Proceeds from issuance of redeemable convertible
   preferred stock..................................   5,927    5,966    5,987
  Proceeds from issuance of common stock............     314        3       11
  Proceeds from notes payable and short term
   borrowings, net..................................     556    2,472      859
  Repayments of notes payable and short term
   borrowings.......................................    (275)    (490)  (1,427)
  Proceeds from preferred stock bridge financing....   2,750        0    2,000
  Repayment of preferred stock bridge financing.....    (750)  (2,000)  (2,000)
  Repayment of note receivable from holder of
   minority interest................................       0        0       38
  Dividends paid to holder of minority interest.....     (25)    (234)    (290)
                                                     -------  -------  -------
        Net cash provided by financing activities...   8,497    5,717    5,178
                                                     -------  -------  -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....   2,841      (54)   3,934
CASH AND CASH EQUIVALENTS, beginning of year........     492    3,333    3,279
                                                     -------  -------  -------
CASH AND CASH EQUIVALENTS, end of year.............. $ 3,333  $ 3,279  $ 7,213
                                                     =======  =======  =======
SUPPLEMENTAL CASH FLOW DISCLOSURE:
  Cash paid for interest............................ $   126  $   153  $   330
                                                     =======  =======  =======

 The accompanying notes are an integral part of these consolidated statements.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1995, 1996, AND 1997

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

  SQL Financials International, Inc. (the "Company") was incorporated in the state of Delaware on November 20, 1991. The Company develops, markets, and supports client/server financial software applications and markets its products under the trade name SQL Financials throughout the United States and Canada. The Company provides installation and implementation services through its majority-owned subsidiary, SQL Financial Services, Inc. (the "Services Subsidiary") and is the sole owner of SQL Financials Europe, Inc.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany transactions and balances have been eliminated.

 Minority Interest

  Minority interest represents the 20% ownership interest in the Services Subsidiary (Note 3).

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 History of Operating Losses

  The Company has incurred significant net losses in each year since its formation. As of December 31, 1997, the Company had an accumulated deficit of approximately $28.0 million. These losses have occurred, in part, because of the substantial costs incurred by the Company to develop its products, expand its product research, and hire and train its direct sales force. Although the Company has achieved recent revenue growth and profitability for the quarters ended September 30, 1997 and December 31, 1997, there can be no assurance that the Company will be able to generate the substantial additional growth in revenues that will be necessary to sustain profitability. The Company plans to continue to increase its operating expenses in order to fund higher levels of research and development, increase its sales and marketing efforts, broaden its customer support capabilities and expand its administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not offset by increased revenues, the Company's business, results of operations and financial condition would be materially adversely affected. The Company's financial prospects must be considered in light of the risks, costs and difficulties frequently encountered by emerging companies, particularly companies in the competitive financial software industry.

 Reclassification

  Certain prior year amounts have been reclassified to conform with the current year presentation.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 Fair Value of Financial Instruments

  The book values of cash, trade accounts receivable, trade accounts payable, and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for debt with similar terms and maturities. Under this method, the Company's fair value of financial instruments was not materially different from the stated value at December 31, 1996 and 1997.

 Credit and Concentrations of Product Risk

  The Company's accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. The credit risk is mitigated by the large number of customers comprising the customer base.

  Substantially all of the Company's product revenues are derived from sales of its financial applications. Increased market acceptance of the Company's product family is critical to the Company's ability to increase sales and thereby sustain profitability. Any factor adversely affecting sales or pricing levels of these applications will have a material adverse effect on the Company's business, results of operations, and financial condition.

 Revenue Recognition

  Revenues from license fees are recognized upon delivery of the product if there are no significant postdelivery obligations. Revenues from services fees are recognized as the services are performed. Maintenance fees relate to customer maintenance and support and are recognized ratably over the term of the software support services agreement, which is typically 12 months.

  Revenues that have been prepaid or invoiced but that do not yet qualify for recognition under the Company's policies are reflected as deferred revenues.

 Deferred Revenues

  Deferred revenues at December 31, 1996 and 1997 were as follows (in thousands):

                                                                  1996   1997
                                                                 ------ -------
   Deferred revenues:
     Deferred license fees...................................... $1,662 $ 1,027
     Deferred services fees.....................................    336     127
     Deferred maintenance fees..................................  6,021   9,043
                                                                 ------ -------
       Total deferred revenues..................................  8,019  10,197
   Less current portion.........................................  4,686   5,717
                                                                 ------ -------
   Noncurrent deferred revenues................................. $3,333 $ 4,480
                                                                 ====== =======

  The Company has in the past, and is expected in the future, to introduce additional modules and product enhancements. As a result, deferred revenues resulting from contracts executed in a prior period are recognized in the quarter in which delivery of the new product occurs. This practice has, and will in the future continue to cause fluctuations in revenues and operating results from period to period.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 Property and Equipment

  Property and equipment consist of furniture, computers, other office equipment, purchased software, and leasehold improvements. These assets are depreciated on a straight-line basis over a two-, three-, or five-year life. Improvements are amortized over the term of the lease. Depreciation expense for the years ended December 31, 1995, 1996, and 1997 was $370,000, $640,000,
and $840,000, respectively.

 Intangible Assets

  Intangible assets include organizational costs, goodwill, and purchased software licensing rights. Organizational costs are capitalizable costs associated with the formation of the Company and its subsidiaries. These costs are being amortized on a straight-line basis over a period of 60 months. Goodwill in the amount of approximately $290,000, resulting from the excess of the purchase price over the value of the assets acquired and liabilities assumed in the purchase of the 80% interest in the Services Subsidiary (Note
3) in 1995, is also being amortized on a straight-line basis over a period of 60 months.

  In 1996, the Company entered into a license and private label agreement to purchase a nonexclusive and perpetual license for human resource, payroll, and benefits software. The agreement allows the Company to modify and enhance the software and to license these software products to its customers. The purchase price of $2,000,000 is included in intangible assets and is being amortized on a straight-line basis over the estimated useful life of 48 months. Amortization expense related to the agreement for the years ended December 31, 1995, 1996, and 1997 was approximately $0, $417,000, and $500,000, respectively. The amortization expense related to the agreement is included in research and development expense in the accompanying consolidated statements of operations.

  Total amortization expense relating to all intangibles was $58,000, $485,000, and $566,000 for the years ended December 31, 1995, 1996, and 1997, respectively.

 Capitalized Software Development Costs

  Research and development expenses are charged to expense as incurred. Computer software development costs are charged to research and development expense until technological feasibility is established; after which, remaining software production costs are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The Company has defined technological feasibility as the point in time at which the Company has a working model of the related product. Historically, the development costs incurred during the period between the achievement of technological feasibility and the point at which the product is available for general release to customers have not been material. Accordingly, the Company has concluded that the amount of development costs capitalizable under the provisions of SFAS No. 86 was not material to the financial statements for the years ended December 31, 1995, 1996, and 1997. Therefore, the Company has charged all software development costs to expense as incurred for the years ended December 31, 1995, 1996, and 1997.

 Impairment of Long Lived and Intangible Assets

  The Company periodically reviews the values assigned to long-lived assets, including property and other assets, to determine whether any impairments are other than temporary. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

  The Company periodically reviews the value assigned to goodwill and intangible assets to determine whether events and circumstances have occurred which indicate that the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. The Company uses an estimate of undiscounted cash flows over the remaining life of the goodwill and other intangible assets in measuring whether the goodwill and other intangible assets are recoverable.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 Accounts Payable and Accrued Liabilities

  Accounts payable and accrued liabilities include the following as of December 31, 1996 and 1997 (in thousands):

                                                                   1996   1997
                                                                  ------ ------
   Accounts payable.............................................. $  261 $  973
   Accrued taxes, other than income taxes........................    204    396
   Accrued compensation, benefits, and commissions...............    865  1,636
   Accrued returns and allowances................................    634    338
   Accrued other.................................................    673  1,593
                                                                  ------ ------
                                                                  $2,637 $4,936
                                                                  ====== ======

Historical and Pro Forma Net Loss Per Share

  Historical basic and diluted net loss per share was computed in accordance with SFAS No. 128, "Earnings per Share," using the weighted average number of common shares outstanding. Historical basic and diluted net loss per share does not include the impact of common stock equivalents, including redeemable convertible preferred stock, as their effect would be antidilutive.

  Pro forma basic and diluted loss per share was computed using historical loss per share, adjusted to give effect to the exercise of a warrant to purchase preferred stock that is convertible into 131,250 shares of common stock upon the Offering (the "Warrant Exercise"), the conversion of the preferred stock upon the closing of an initial public offering, and the 225,000 shares issued in the purchase of the remaining minority interest in the Services Subsidiary (Note 11).

  Net loss for basic and diluted earnings per share are the same for basic and diluted earnings per share; therefore, no reconciliation of the numerator is presented. The following is a reconciliation of the denominators used for basic and diluted loss per share:

                                                                      PRO FORMA
                                                    1995  1996  1997     1997
                                                    ----- ----- ----- ----------
   Weighted Shares................................. 1,300 1,373 1,386   1,386
   Conversion of Preferred Stock...................     0     0     0   4,761
   Warrant Exercise................................     0     0     0     131
   Purchase of Minority Interest...................     0     0     0     225
                                                    ----- ----- -----   -----
     Total......................................... 1,300 1,373 1,386   6,503
                                                    ===== ===== =====   =====

 Stock Based Compensation Plan

  The Company accounts for its stock-based compensation plan under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Effective in fiscal year 1996, the Company adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires that companies which do not choose to account for stock-based compensation as prescribed by the statement shall disclose the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted.

 New Accounting Pronouncements

  The American Institute of Certified Public Accountants has issued a Statement of Position ("SOP") 97-2, "Software Revenue Recognition." SOP 97-2 supersedes SOP 91-1 "Software Revenue Recognition," and is effective for the Company for transactions entered into after December 31, 1997. The Company will adopt SOP

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

97-2 in the first quarter of 1998. The adoption of the standards in the statement is not expected to have a significant impact on the Company's consolidated financial statements.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 is designed to improve the reporting of changes in equity from period to period. SFAS No. 130 is effective for the Company's fiscal year ending December 31, 1998. The Company will adopt SFAS No. 130 for fiscal 1998. Management does not expect SFAS No. 130 to have a significant impact on the Company's financial statements.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires that an enterprise disclose certain information about operating segments. SFAS No. 131 is effective for financial statements for the Company's fiscal year ending December 31, 1998. The Company does not expect that SFAS No. 131 will require revision of prior disclosures.

2. RELATED PARTY TRANSACTIONS

  During the years ended December 31, 1995, 1996, and 1997, the Company engaged in a number of transactions with McCall Consulting Group, Inc. ("McCall Consulting Group") and Technology Ventures LLC ("Technology Ventures"), entities controlled by Joseph S. McCall, an officer and director of the Company (the "Officer"). In the opinion of management, the rates, terms and considerations of the transactions with related parties approximate those with nonrelated entities.

  During the years ended December 31, 1995, 1996 and 1997, McCall Consulting Group provided the following for the Company: temporary help by administrative employees and third-party contract labor services, the lease of office equipment and office space and services in connection with the Company's sales process.

  During the years ended December 31, 1996 and 1997, Technology Ventures provided recruiting and administrative services to the Company.

  Expenses relating to services provided by McCall Consulting Group were as follows for the years ended December 31, 1995, 1996 and 1997 (in thousands):

                                                            1995   1996   1997
                                                           ------ ------ ------
   Contract labor expense:
     Implementation expense............................... $  150 $    0 $    0
     Research and development.............................    386  1,250  1,450
   Commissions expense....................................    495      0      0
   Administrative services................................     25     22     38
   Office rental expense..................................      0     96     71
   Training...............................................     70     37     19
   Software and equipment purchases and rental expense....      0     24     33
                                                           ------ ------ ------
       Total.............................................. $1,126 $1,429 $1,611
                                                           ====== ====== ======

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Amounts owed related to services provided by McCall Consulting Group were as follows as of December 31, 1996 and 1997 (in thousands):

                                                                       1996 1997
                                                                       ---- ----
   Accounts payable and accrued liabilities........................... $234 $52
                                                                       ==== ===
   Accounts receivable................................................ $ 19 $ 2
                                                                       ==== ===

  Expenses relating to services provided by Technology Ventures were as follows for the years ended December 31, 1995, 1996 and 1997 (in thousands):

                                                                  1995 1996 1997
                                                                  ---- ---- ----
   Recruiting services........................................... $ 0  $339 $ 0
   Administrative services.......................................  19    23  23
                                                                  ---  ---- ---
     Total....................................................... $19  $362 $23
                                                                  ===  ==== ===

  Amounts owed related to services provided by Technology Ventures were as follows as of December 31, 1996 and 1997 (in thousands):

                                                                       1996 1997
                                                                       ---- ----
   Accounts payable and accrued liabilities........................... $45  $ 2
                                                                       ===  ===

3. SQL FINANCIAL SERVICES, INC.

  On March 9, 1995, the Company issued 450,000 shares of common stock to acquire certain intellectual property rights and tangible assets valued at $300,000 from Technology Ventures, a related party controlled by the Officer. Subsequent to the acquisition, the Company and Technology Ventures formed a subsidiary, the Services Subsidiary, which is 80%-owned by the Company. The Company contributed the acquired intellectual property rights and tangible assets to the Services Subsidiary. Technology Ventures acquired the remaining 20% interest in the Services Subsidiary in exchange for a $75,000 note bearing interest at 7.74%, payable annually, with the principal due in a lump sum payment in March 2000. As of December 31, 1996 and 1997, the note was reflected as a reduction of minority interest in consolidated subsidiary. The Services Subsidiary provides implementation services for the Company's software applications. The Services Subsidiary had income of approximately $299,000, $1,080,000 and $2,390,000 for the years ended December 31, 1995,
1996 and 1997, respectively. The Services Subsidiary distributed dividends of approximately $125,000, $1,169,000 and $1,448,000 during the years ended December 31, 1995, 1996 and 1997, respectively, to the Company and the related-party minority interest holder. Subsequent to December 31, 1997, the minority interest in the Services Subsidiary was purchased by the Company. See
Note 11.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


4. INCOME TAXES

  The Company files a consolidated tax return with its majority owned subsidiaries. The components of the income tax provision (benefit) for the years ended December 31, 1995, 1996 and 1997 are as follows (in thousands):

                                                       1995     1996     1997
                                                      -------  -------  -------
   Current:
     Federal......................................... $     0  $     0  $     0
     State...........................................       0        0        0
                                                      -------  -------  -------
                                                            0        0        0
                                                      -------  -------  -------
   Deferred:
     Federal.........................................  (2,542)  (2,494)  (1,287)
     State...........................................    (477)    (468)    (241)
                                                      -------  -------  -------
                                                       (3,019)  (2,962)  (1,528)
                                                      -------  -------  -------
   Valuation allowance...............................   3,019    2,962    1,528
                                                      -------  -------  -------
       Total......................................... $     0  $     0  $     0
                                                      =======  =======  =======

  The following is a summary of the items which caused recorded income taxes to differ from taxes computed using the statutory federal income tax rate for the years ended December 31, 1995, 1996, and 1997:

                                                          1995    1996    1997
                                                         ------  ------  ------
   Tax benefit at statutory rate........................ (34.0)% (34.0)% (34.0)%
   Effect of:
     State income tax, net..............................   (4.0)   (4.0)   (4.0)
     Other..............................................    0.5     0.4     1.1
     Valuation allowance................................   37.5    37.6    36.9
                                                         ------  ------  ------
   Provision (benefit) for income taxes.................   0.0 %   0.0 %    0.0%
                                                         ======  ======  ======

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Deferred tax assets and liabilities are determined based on the difference between the financial accounting and tax bases of assets and liabilities. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1997 are as follows (in thousands):

                                                               1996      1997
                                                              -------  --------
   Deferred tax assets:
     Net operating loss carryforwards........................ $ 8,462  $ 10,047
     Deferred revenue........................................     151         0
     Depreciation and amortization...........................     167       326
     Accrued liabilities.....................................     123       238
     Other...................................................       5         3
                                                              -------  --------
                                                                8,908    10,614
                                                              -------  --------
   Deferred tax liabilities:
     Services Subsidiary.....................................      (3)     (181)
     Amortization of purchased software......................      (5)       (5)
                                                              -------  --------
                                                                   (8)     (186)
                                                              -------  --------
   Net deferred tax assets before valuation allowance........   8,900    10,428
   Valuation allowance.......................................  (8,900)  (10,428)
                                                              -------  --------
   Net deferred tax assets................................... $     0  $      0
                                                              =======  ========

  A valuation allowance is provided when it is determined that some portion or all of the deferred tax assets may not be realized. Accordingly, since it currently is more likely than not that the net deferred tax assets resulting from the net operating loss carryforwards ("NOLs") and other deferred tax items will not be realized, a valuation allowance has been provided in the accompanying consolidated financial statements as of December 31, 1996 and 1997. The Company established the valuation allowance for the entire amount of the deferred tax assets attributable to the NOL carryforwards, as well as for the net deferred tax assets created as a result of temporary differences between book and tax. The Company will recognize such income tax benefits when realized. The NOLs at December 31, 1997 were approximately $26,439,000 and expire at various dates through 2012.

  The Company's ability to benefit from certain NOL carryforwards is limited under Section 382 of the Internal Revenue Code when ownership of the Company changed by more than 50%, as defined. The Company is limited to using the NOL carryforwards of $15,800,000 generated prior to February 16, 1996. The limitation does not permit the Company to use in excess of $1,600,000 of certain NOL carryforwards per year. If the Company does not realize taxable income in excess of the limitation in future years, certain NOLs will be unrealizable. NOLs generated from February 16, 1996 through December 31, 1996 of $6,500,000 and NOLs generated from January 1, 1997 through December 31, 1997 of $4,139,000 may also be further limited as a result of the proposed initial public offering.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


5. DEBT

  The Company's short- and long-term debt consists of the following as of December 31, 1996 and 1997 (in thousands):

                                                                    1996  1997
                                                                   ------ -----
   Notes payable to a bank, due in installments through December
    31, 1997, secured by certain equipment, bearing interest at a
    rate of prime plus 1.75% to 2%................................ $  323 $   0
   Working capital line of credit with a bank expiring April 7,
    1997, payable on demand, repaid with proceeds from the new line-of-credit agreement, secured by all company assets,
    bearing interest at a rate of prime plus 1%...................    635     0
   Payable for purchased software licensing rights, payable in installments over a two-year period through March 1998 at the rate at which the Company licenses human resource, payroll and benefits software to its customers............................  1,855 1,632
   Equipment notes payable to a leasing company, payable in
    monthly installments of $27,000, with final principal
    installments of $169,000 due March 2000 and August 2000,
    secured by certain company assets, bearing interest at a
    weighted average rate of 22.1%................................      0   655
   Note payable to a financing company, payable in monthly
    installments of $1,500 through November 2000, secured by
    certain company assets, bearing interest at 8%................      0    51
   Note payable to a former shareholder, secured by treasury
    shares of common stock, bearing interest at 8%................     93     0
                                                                   ------ -----
                                                                    2,906 2,338
   Less short-term debt...........................................    958     0
   Less current portion of long-term debt.........................    855 1,841
                                                                   ------ -----
                                                                   $1,093 $ 497
                                                                   ====== =====

  During 1997, the Company entered into a new line-of-credit agreement with a bank bearing interest at prime (8.5% at December 31, 1997) plus 2.75% or 3%, depending on certain terms, as defined. The new line-of-credit agreement with the bank provides for maximum borrowings not to exceed the lesser of $3,000,000 or 80% of eligible license and implementation services revenue accounts receivable plus 65% of eligible maintenance revenue accounts receivable and is collateralized by substantially all the Company's assets. The Company had $0 outstanding under the line of credit and availability of approximately $1,950,000 under the line of credit at December 31, 1997.

  Under the provisions of the line-of-credit agreement, the Company must comply with certain restrictive covenants. These covenants, among other things, require the Company to maintain specified levels of profitability.

  During 1997, the Company entered into debt and lease agreements with a leasing company. The debt and lease agreements provide total borrowing capability of up to $1,000,000 for equipment purchases. As of December 31, 1997, the Company had approximately $655,000 outstanding under these agreements and $345,000 available for future equipment purchases.

  During 1997, the Company paid all amounts outstanding under the note payable to a former shareholder. In accordance with the agreement, the Company retired the treasury shares provided as collateral for the note.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  The aggregate maturities of long-term debt at December 31, 1997 are as follows (in thousands):

   December 31:
     1998................................................................ $1,841
     1999................................................................    256
     2000................................................................    241
                                                                          ------
                                                                          $2,338
                                                                          ======

6. ROYALTY AGREEMENTS

  The Company is a party to royalty and other equipment manufacturer agreements for certain of its applications. The Company incurred a total of $227,000, $355,000 and $1,109,000 in royalty fees for the years ended December 31, 1995, 1996 and 1997, respectively, pursuant to these agreements. The royalties and fees paid are included in cost of revenues--license fees in the accompanying statements of operations.

  During 1992, the Company entered into a royalty agreement with a former stockholder. This agreement grants a 3.75% royalty on certain revenues of the Company, less certain discounts or commissions, collected from any transfer, sale, or licensing of specific modules of the software. The Company incurred royalties of $135,000, $177,000 and $295,000 for the years ended December 31, 1995, 1996 and 1997, respectively, pursuant to this royalty agreement.

7. EMPLOYEE BENEFIT PLANS

  The Company sponsors the SQL Financials 401(k) Plan (the "Plan"), a defined contribution plan covering substantially all employees of the Company. Under the Plan's deferred compensation arrangement, eligible employees who elect to participate in the Plan may contribute between 2% and 20% of eligible compensation, as defined, to the Plan. The Company, at its discretion, may elect to provide for either a matching contribution or discretionary profit sharing contribution or both. During the years ended December 31, 1995, 1996, and 1997, the Company did not make matching or discretionary profit sharing contributions to the Plan.

8. STOCK OPTION PLAN

  The Company has a stock option plan for employees, consultants, and other individual contributors to the Company which enables the Company to grant up to 1,652,700 qualified and nonqualified incentive stock options (the "1992 Plan"). The qualified options are to be granted at an exercise price not less than the fair market value at the date of grant. The nonqualified options are to be granted at an exercise price of not less than 85% of the fair market value at the date of grant. Fair market values are to be determined by the board of directors. The stock option committee determines the period within which options may be exercised, but no option may be exercised more than ten years from the date of grant. The stock option committee also determines the period over which the options vest. Options are generally exercisable for seven years from the grant date and generally vest over a period of four years at a rate of 20% for years one and two and 30% for years three and four. At December 31, 1997, the Company had options outstanding to acquire 1,368,744 shares of common stock under the stock option plan and 256,794 shares available for grant.

  The stock option plan also provides for stock purchase authorizations and stock bonus awards. As of December 31, 1997, no such awards have been granted under the plan.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  The Company adopted the 1998 Stock Incentive Plan (the "1998 Plan") in the first quarter of 1998. Under the 1998 Plan, the board of directors have the flexibility to determine the type and amount of awards to be granted to eligible participants, who must be employees of the Company or its subsidiaries. The 1998 Plan provides for grants of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights and restricted units. The Company has authorized and reserved for issuance an aggregate of 200,000 shares of common stock under the 1998 Plan, to be automatically increased to 1,000,000 shares of common stock upon completion of the offering. See Note 11. The aggregate number of shares of common stock that may be granted through awards under the 1998 Plan to any employee in any calendar year may not exceed 200,000 shares. No options have been granted under the 1998 Plan. The 1998 Plan will continue in effect until February 2008 unless sooner terminated.

  The Company applies the principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its plan. Accordingly, the Company recognizes deferred compensation when the exercise price of the options granted is less than the fair market value of the stock at the date of grant, as determined by the board of directors. The deferred compensation is presented as a component of equity in the accompanying balance sheets and is amortized over the periods expected to be benefited, generally the vesting period of the options.

  During 1996 and 1997, the Company granted options with exercise prices below the fair market value at the date of grant. The fair market value of the Company's common stock was determined by an independent appraisal for the period from August 1996 to December 1997. These independent appraisals resulted in the following values:

                                                                          FAIR
           PERIOD                                                         VALUE
           ------                                                         -----
   August 28, 1996 through December 4, 1996.............................. $1.23
   December 5, 1996 through July 23, 1997................................  1.43
   July 24, 1997 through November 9, 1997................................  2.00
   November 10, 1997 through December 31, 1997...........................  3.67

  Accordingly, the Company recorded deferred compensation of $148,000 and $277,000 for options granted during the years ended December 31, 1996 and 1997, respectively. The Company amortizes deferred compensation over four years, the vesting period of the options. The Company recognized $58,000 of compensation expense related to option grants for the year ended December 31, 1997.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123

  For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black Scholes option pricing model with the following assumptions:

                                              1995        1996        1997
                                           ----------- ----------- -----------
   Dividend yield......................... 0%          0%          0%
   Expected volatility.................... 70          70          65
   Risk free interest rate at the date of
    grant................................. 5.39%-7.60% 5.27%-6.69% 5.78%-6.82%
   Expected life.......................... Five years  Five years  Four years

  Using these assumptions, the fair values of the stock options granted during the years ended December 31, 1995, 1996, and 1997 are $76,000, $355,000, and
$699,000, respectively, which would be amortized over the vesting period of the options. Had compensation cost been determined consistent with the provisions of SFAS

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

No. 123, the Company's pro forma net loss and net loss per share in accordance with SFAS No. 123 for the years ended December 31, 1995, 1996, and 1997 would have been as follows:

                                                      1995     1996     1997
                                                     -------  -------  -------
   Net loss:
     As reported.................................... $(8,049) $(7,879) $(4,110)
     Pro forma in accordance with SFAS No. 123......  (8,059)  (7,911)  (4,269)
   Basic and diluted net loss per share:
     As reported....................................   (6.19)   (5.74)   (2.97)
     Pro forma in accordance with SFAS No. 123......   (6.20)   (5.76)   (3.08)

  Because SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years.

  A summary of changes in outstanding options during the years ended December 31, 1995, 1996, and 1997 is as follows:

                                                                    WEIGHTED
                                                                     AVERAGE
                                            SHARES       PRICE    EXERCISE PRICE
                                           ---------  ----------- --------------
   December 31, 1994.....................    220,326        $0.67     $0.67
     Granted.............................    220,875        $0.67     $0.67
     Canceled............................   (140,661)       $0.67     $0.67
     Exercised...........................     (6,000)       $0.67     $0.67
                                           ---------
   December 31, 1995.....................    294,540        $0.67     $0.67
     Granted.............................    559,830  $0.67-$1.00     $0.87
     Canceled............................    (63,579)       $0.67     $0.67
     Exercised...........................     (4,350)       $0.67     $0.67
                                           ---------
   December 31, 1996.....................    786,441  $0.67-$1.00     $0.81
     Granted.............................    802,845  $1.00-$3.67     $2.96
     Canceled............................   (203,730) $0.67-$3.67     $0.95
     Exercised...........................    (16,812) $0.67-$1.00     $0.68
                                           ---------
   December 31, 1997.....................  1,368,744  $0.67-$3.67     $2.05
                                           =========
   Vested and exercisable at December 31,
    1997.................................    264,369  $0.67-$1.00     $0.73
                                           =========  ===========     =====

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  The following table summarizes the exercise price range, weighted average exercise price and remaining contractual lives by year of grant for the number of options outstanding as of December 31, 1997:

                                                                    WEIGHTED
                                                                    AVERAGE
                                               EXERCISE  WEIGHTED  REMAINING
                                     NUMBER     PRICE    AVERAGE  CONTRACTUAL
            YEAR OF GRANT           OF SHARES   RANGE     PRICE   LIFE (YEARS)
            -------------           --------- ---------- -------- ------------
   1995 and prior:
     Options granted at fair
      value........................   222,765 $     0.67  $0.67       4.01
   1996:
     Options granted at fair
      value........................   134,895       0.67   0.67       5.42
     Options granted at less than
      fair value...................   249,489       1.00   1.00       5.93
   1997:
     Options granted at less than
      fair value...................   209,625  1.00-2.00   1.45       6.40
     Options granted at fair
      value........................   551,970       3.67   3.67       6.86
                                    ---------
       Total....................... 1,368,744  0.67-3.67   2.05       6.01
                                    =========

  Based on the appraised values, the weighted average grant date fair value of options granted during the years ended December 31, 1996 and 1997 was $1.14 and $3.04, respectively.

  Subsequent to December 31, 1997, the Company granted options to acquire 182,250 shares of common stock under the 1992 Plan to certain employees at an average exercise price equal to $4.45.

9. STOCKHOLDERS' EQUITY

STOCKHOLDERS' AGREEMENT

  All owners of the Company's common stock are parties to the Company's stockholders' agreement. This agreement provides, among other things, for a right of first refusal to the Company and then to all other stockholders of the Company to purchase any selling stockholders' shares at a price equal to that agreed to by a third party. The stockholders' agreement terminates upon an initial public offering, with the exception of the registration rights of the shares covered by the agreement.

  All the holders of common stock are party to a stockholders' voting agreement dated September 1, 1995 whereby the Officer is named voting trustee and votes all common shares. As of December 31, 1997, the Officer controlled the right to vote 22.6% of the Company's outstanding voting stock, after dilution from the preferred stockholders. The stockholders' agreement naming the Officer as voting trustee terminates upon the consummation of an initial public offering (Note 11).

PREFERRED STOCK

  The Company is authorized to issue 3,500,000 shares of preferred stock. Of this authorized amount, the Company has issued and outstanding 262,500 of Series A Preferred Stock ("Series A"), 454,888 of Series B Preferred Stock ("Series B"), 428,572 of Series C Preferred Stock ("Series C"), 701,755 of Series D Preferred Stock ("Series D"), 697,675 of Series E Preferred Stock ("Series E"), and 628,809 of Series F Preferred Stock ("Series F") at December 31, 1997.

  Preferred stockholders are entitled to participate in any dividends paid to common stockholders and have the voting rights and powers of the common stockholders, as defined. Preferred stockholders receive preferential

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

distributions in the event of liquidation of the Company for $4 per share of Series A, $6.65 per share of Series B, $7 per share of Series C, $8.55 per share of Series D, $8.60 per share of Series E, and $9.60 per share of Series F, plus any unpaid declared dividends.

  Each share of preferred stock is convertible at the option of the holder at any time into the number of common shares which results from the effective conversion rate, as defined. The conversion values at December 31, 1997 are $4 for Series A, $6.65 for Series B, $7 for Series C, $8.55 for Series D, $8.60 for Series E, and $9.60 for Series F. The conversion prices at December 31, 1997 are $2.67 for Series A, $4.43 for Series B, $4.67 for Series C, $5.70 for Series D, $5.73 for Series E, $6.40 for Series F. Further, in accordance with the Company's certificate of incorporation, the preferred stock will automatically convert at the defined conversion rate if the Company consummates an initial public offering with a price per share and gross proceeds in excess of defined thresholds. The Company is in the process of obtaining waivers in regards to these thresholds.

  Certain quantities of all series of preferred shares may be put to the Company by the preferred stockholders within 30 days following the preferred redemption dates for an amount per share equal to the conversion value of the preferred stock plus any declared but unpaid dividends. The preferred redemption dates and the applicable quantities of shares eligible for redemption, as defined in the certificate of incorporation, are as follows (dollars in thousands):

                                                   PERCENTAGE OF
                                                    OUTSTANDING     VALUE OF
                                                    REDEEMABLE       STOCK
                                                    CONVERTIBLE   ELIGIBLE FOR
                                                  PREFERRED STOCK  REDEMPTION
                                                  --------------- ------------
   Preferred redemption dates:
     September 30, 1998..........................       33.3%       $ 8,371
     September 30, 1999..........................       50.0         12,556
     September 30, 2000..........................      100.0         25,112
   Date of termination of employment of the
    Officer, as defined..........................      100.0         25,112

SERIES A

  On November 24, 1992, pursuant to a stock purchase agreement, the Company sold 250,000 shares of Series A to Greylock Limited Partnership ("Greylock") for an aggregate sum of $1,000,000. Stock issuance costs of $62,000 were incurred in connection with the sale of the preferred shares, resulting in net proceeds of $938,000. Additionally, on June 30, 1993, pursuant to a stock purchase agreement, the Company sold 12,500 shares of Series A for an aggregate sum of $50,000.

SERIES B

  On September 21, 1993, pursuant to a stock purchase agreement, the Company sold a total of 454,888 shares of Series B at a price of $6.65 per share to Greylock and additional third party investors. The aggregate proceeds from the sale of this stock totaled $3,025,000. Stock issuance costs of $30,000 were incurred in connection with the sale of the preferred shares, resulting in net proceeds of $2,995,000.

SERIES C

  On April 1, 1994, pursuant to a stock purchase agreement, the Company sold a total of 428,572 shares of Series C at a price of $7 per share to certain existing stockholders and additional third-party investors, resulting in aggregate proceeds of $3,000,000. Stock issuance costs of $16,000 were incurred, resulting in net proceeds of $2,984,000.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  On August 1, 1994, 87,500 shares of Series C were issued to Technology Ventures, a related party controlled by the Officer, in exchange for a promissory note in the amount of $612,000, with interest accruing at 6.75% per annum. The note was guaranteed by the Officer and is secured by the assets of an entity controlled by the Officer. As of December 31, 1996 and 1997, the note was reflected as a reduction of stockholders' equity in the accompanying balance sheets. Effective July 31, 1995, the 87,500 shares of Series C issued to Technology Ventures were exchanged for a warrant to purchase the shares. The note was amended effective July 31, 1995 so that the principal amount is due and payable only upon the exercise of the warrant. The warrant has been reflected in the statements of stockholders' deficit, with the corresponding note as a reduction of stockholders' deficit. The warrant expires on the earlier of August 1, 1999 or an initial public offering (Note 11).

SERIES D

  On January 24, 1995, the Company received an advance on a pending equity financing arrangement. The Company issued promissory notes to certain existing preferred stockholders totaling $750,000 at an interest rate of 6%. In addition, the Company issued warrants to the above parties to purchase 17,544 shares of Series D at a price of $8.55 per share.

  On February 21, 1995, the Company issued 701,755 shares of Series D for $8.55 per share to certain existing preferred stockholders and additional third party investors. Of the proceeds, $750,000 was used to repay the advance on financing discussed above. Gross proceeds before stock issuance costs were $6,000,000. Stock issuance costs of $73,000 were incurred, resulting in net proceeds of $5,927,000.

  On January 5, 1996, the Company entered into an agreement with its bank to extend its old working capital line of credit. As part of the agreement, the Company granted the bank a warrant to purchase 8,201 shares of Series D convertible preferred stock at $8.55 per share. The warrant expires on January 4, 1999.

SERIES E

  On February 15, 1996, the Company issued 697,675 shares of Series E for $8.60 per share to certain existing preferred stockholders and additional third party investors. Of the proceeds, $2,000,000 was used to repay an advance on the financing received in 1995. Proceeds from the sale of this stock, before stock issuance costs, were $6,000,000. Stock issuance costs of $34,000 were incurred, resulting in net proceeds of $5,966,000.

  On March 28, 1997, the Company entered into an agreement with its bank to amend its working capital line of credit. As part of the agreement, the Company granted the bank a warrant to purchase 8,721 shares of Series E convertible preferred stock at $8.60 per share. The warrant expires on March 28, 2000.

SERIES F

  On June 5, 1997 and August 5, 1997, the Company received advances on a pending equity financing arrangement. The Company issued convertible promissory notes to certain existing preferred stockholders totaling approximately $2,000,000 and bearing interest at a rate of 8.5%. The notes were convertible upon the consummation of a private equity offering providing gross proceeds in excess of defined thresholds. In connection with the issuance of the notes, the Company issued warrants to the above parties to purchase 46,821 shares of Series F at a price of $9.60 per share. The value of the warrants of $40,000 was recorded as a debt discount and was amortized over the period in which the convertible notes were outstanding. For the year ended December 31, 1997, the Company amortized $18,000 of the discount to interest expense.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  On September 27, 1997, the Company issued 416,668 shares of Series F to third party investors for $9.60 per share. Upon issuance of Series F to the third party investors, the aforementioned convertible notes and accrued interest were converted to 212,141 shares of Series F at $9.60 per share. Gross proceeds before stock issuance costs were $6,037,000. Stock issuance costs of $50,000 were incurred, resulting in net proceeds of $5,987,000.

10. COMMITMENTS AND CONTINGENCIES

LEASES

  On March 20, 1997, the Company entered into an 85 month lease for office space beginning on June 15, 1997. The lease requires annual payments of $386,000 beginning July 1, 1997 for the first 12 month period with an increase of 3% in each 12 month period after the first year. The Company is also receiving the first month's rent free. The 3% escalation and the first month's free rent are recognized on a straight line basis over the life of the lease.

  Lease expenses relate to the lease of office space, telephone, and computer equipment. Rents charged to expense were approximately $576,000, $749,000, and $772,000 for the years ended December 31, 1995, 1996, and 1997, respectively. Aggregate future minimum lease payments under noncancelable operating leases as of December 31, 1997 are as follows (in thousands):

   December 31:
     1998................................................................ $  616
     1999................................................................    501
     2000................................................................    513
     2001................................................................    526
     2002................................................................    491
   Thereafter............................................................    841
                                                                          ------
                                                                          $3,488
                                                                          ======

LETTERS OF CREDIT

  At December 31, 1997, standby letters of credit of approximately $290,000 and $210,000 had been issued in accordance with provisions under certain of the Company's lease and financing agreements. The letters of credit of $290,000 and $210,000 expire in July 1998 and August 1998, respectively.

PRODUCT LIABILITY

  As a result of their complexity, software products may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and testing and use by current and potential customers, errors will not be found in new financial applications after commencement of commercial shipments or, if discovered, that the Company will be able to successfully correct such errors in a timely manner or at all. The occurrence of errors and failures in the Company's products could result in loss of or delay in the market acceptance of the Company's financial applications, and alleviating such errors and failures could require significant expenditure of capital and other resources by the Company. The consequences of such errors and failures could have a material adverse effect on the Company's business, results of operations and financial condition.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


LITIGATION

  The Company is subject to litigation related to matters arising in the normal course of business, including product liability. As of December 31, 1997, management is not aware of any unasserted, asserted, or pending material litigation or claims against the Company.

11. SUBSEQUENT EVENTS

INITIAL PUBLIC OFFERING

  The Company is planning an initial public offering (the "Offering") of its common stock which is targeted for completion in the second quarter of 1998. There can be no assurance that the Offering will be completed.

TRANSACTIONS WITH OFFICER

  In February 1998, the Company entered into an agreement with the Officer whereby the Officer resigned as the Company's chief executive officer and as chairman, chief executive officer and manager of the Services Subsidiary. The Officer agreed to remain an employee of the Company at his current salary, including incentive compensation, until the completion of the Offering, at which time he will become a consultant to the Company for a period of one year pursuant to the terms of an independent contractor agreement. For his consulting services, the Company will pay the Officer the sum of $125,000 over the one year period, with the ability to earn an additional $100,000 in incentive compensation if certain revenue targets are met by the Company. The Officer has agreed to continue to serve on the Company's board of directors for at least six months following the termination of his employment. In recognition of past services to the Company, the termination of the voting trust discussed in Note 9, and resignations of certain positions noted above, the Company agreed to pay the Officer a lump sum of $225,000 on or before June 30, 1998 and will pay the Officer as severance an additional $75,000, payable in semi monthly installments over a one year period beginning on the effective date of the termination of his employment with the Company.

CONVERSION OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

  In accordance with the Company's certificate of incorporation, all redeemable convertible preferred shares will convert to common shares on the closing date of the initial public offering if the initial public offering meets certain defined thresholds. The unaudited pro forma consolidated balance sheet as of December 31, 1997 assumes that the conversion occurred on December 31, 1997. The unaudited pro forma statement of operations for the year ended December 31, 1997 assumes that the conversion of the shares occurred at the beginning of the period. In the opinion of management, all adjustments necessary to present fairly such unaudited pro forma balance sheet and statement of operations have been made.

STOCK SPLIT

  On February 19, 1998, the Company's board of directors approved a three-for-two stock split on the Company's common stock to be affected in the form of a stock dividend. All share and per share data in the accompanying financial statements have been adjusted to reflect the split. The effect of the split is presented retroactively within stockholders' deficit at December 31, 1994 by transferring the par value for the additional shares issued from the additional paid-in capital account to the common and preferred stock accounts.

ACQUISITION OF MINORITY INTEREST IN THE SERVICES SUBSIDIARY

  On February 5, 1998, the Company purchased Technology Ventures' 20% ownership in the Services Subsidiary for a purchase price of $2,220,000. In exchange for the 20% interest in the Services Subsidiary, the

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Company issued 225,000 shares of common stock to Technology Ventures and granted Technology Ventures a warrant to purchase an additional 300,000 shares of common stock at a purchase price of $3.67 per share. The warrant expires on February 5, 2000. In addition, the Company agreed to pay Technology Ventures the sum of $1,100,000 February 5, 2000 pursuant to a nonnegotiable, noninterest-bearing subordinated promissory note (the "Note"). Technology Ventures has agreed not to sell any of its shares for a period of 180 days after the effective date of the Offering. In addition, prior to the purchase and sale, the Services Subsidiary distributed approximately $241,000 to Technology Ventures as the accumulated unpaid profits earned by the Services Subsidiary prior to February 5, 1998. The Company also agreed to pay Technology Ventures a monthly sum equal to 20% of the net profits of the Services Subsidiary until the earlier of (i) the completion of the Offering or
(ii) a sale of the Company. All of the material terms of the purchase and sale were agreed to by Technology Ventures and the Company in January 1998, and the purchase and sale have been accounted for in the first quarter of 1998 based on a valuation of the common stock at $3.67 per share at such time. In February 1998, the Services Subsidiary also paid Technology Ventures approximately $33,000 as consideration for the termination of a management services agreement entered into between the parties in March 1995, and Technology Ventures paid in full to the Services Subsidiary the remaining principal balance and all accrued interest due under its $75,000 promissory note (the "Tech Ventures Note").

  The purchase price of $2,220,000 was determined by including the following:
(i) 225,000 shares of common stock at $3.67 per share or $825,000, (ii) a note payable of $1,100,000 discounted for no interest at 8.5% for two years resulting in a net note payable of $934,000, (iii) cash paid of $33,000, and
(iv) a warrant valued at $428,000, determined using the Black Scholes Model using expected volatility of 65%, an expected term of two years, and a risk free rate of 5.5% to determine a value per share of $1.43 or a total value of $428,000. The shares of common stock issued to Technology Ventures have been included in the pro forma basic and diluted net loss per share for the year ended December 31, 1997. The Company has accounted for the transaction using the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on the fair market value at the date of acquisition. Goodwill resulting from the transaction in the amount of $2,145,000 will be amortized over 15 years. The Company will impute interest on the note payable and recognize the interest over the term of the note, two years. The unaudited pro forma consolidated balance sheet as of December 31, 1997 assumes the acquisition occurred on December 31, 1997. The pro forma statement of operations for the year ended December 31, 1997 reflects pro forma adjustments as if the acquisition occurred at the beginning of the period presented. In the opinion of management, all adjustments necessary to present fairly such unaudited pro forma balance sheet and statement of operations have been made.

UNAUDITED PRO FORMA INFORMATION

  The accompanying unaudited pro forma consolidated balance sheet as of December 31, 1997 is based on the Company's historical balance sheet as of December 31, 1997, as adjusted to reflect (i) the goodwill of $2,145,000 to be recognized upon the acquisition of the minority interest in the Services Subsidiary, (ii) the elimination of the minority interest of $243,000 related to the 20% interest of Technology Ventures in the Services Subsidiary, including the distribution of profits earned by the Services Subsidiary through December 31, 1997 of $205,000, the repayment by Technology Ventures of the outstanding principal balance of the Tech Ventures Note of $37,000, and the elimination of Technology Ventures initial $75,000 capital contribution,
(iii) the exercise of the warrant for 87,500 shares of Series C preferred stock held by Technology Ventures that is convertible into 131,250 shares of common stock concurrently with the effective date of the Offering resulting in proceeds to the Company of $612,000, and (iv) the issuance of 4,761,283 shares of common stock by the Company upon the conversion of all of the outstanding redeemable convertible preferred stock on the effective date of the Offering. The unaudited pro forma consolidated statement of operations for the year ended December 31, 1997 is based on the Company's historical statement of operations for the year, as adjusted to reflect (i) the

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

amortization of the goodwill to be recognized upon the acquisition of the minority interest in the Services Subsidiary of $143,000 for the year ended December 31, 1997, (ii) the payment to the Officer of $225,000 and $75,000 discussed above, (iii) the elimination of the minority interest in the Services Subsidiary of $478,000 for the year ended December 31, 1997, and (iv) interest expense of $79,000 on the Note. In the opinion of management, all adjustments necessary to present fairly such unaudited pro forma balance sheet and statement of operations have been made. These unaudited pro forma consolidated financial statements are provided for informational purposes only and do not purport to be indicative of the results that would have actually been obtained had the transactions been completed on the dates indicated or that may be expected to occur in the future. The pro forma information does not give effect to the proceeds expected to be received by the Company from completion of the initial public offering.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been au-thorized by the Company or the Underwriters. This Prospectus does not consti-tute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction in which such an offer or so-licitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the infor-mation contained herein is correct as of any time subsequent to the date here-of.

                               ----------------

                               TABLE OF CONTENTS

                               ----------------

Prospectus Summary........................................................   5
Risk Factors..............................................................   9
Use of Proceeds...........................................................  18
Dividend Policy...........................................................  18
Capitalization............................................................  19
Dilution..................................................................  20
Selected Consolidated Financial Data......................................  21
Management's Discussion and Analysis of Financial Conditions and Results
 of Operations............................................................  22
Business..................................................................  32
Management................................................................  43
Principal Stockholders....................................................  50
Certain Transactions......................................................  53
Description of Capital Stock..............................................  54
Shares Eligible for Future Sale...........................................  56
Underwriting..............................................................  58
Legal Matters.............................................................  59
Experts...................................................................  59
Additional Information....................................................  59
Index to Combined Financial Statements.................................... F-1

  Until , 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addi-tion to the obligation of dealers to deliver a Prospectus when acting as Un-derwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,500,000 SHARES

                                    [LOGO]

                                 COMMON STOCK


                               ----------------

                                  PROSPECTUS

                               ----------------


                     NationsBanc Montgomery Securities LLC

                                UBS Securities


                                       , 1998


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PROSPECTUS

                                497,700 SHARES

                                    [LOGO]

                                 COMMON STOCK
                         (PAR VALUE $.0001 PER SHARE)

  This Prospectus relates to 497,700 shares (the "Shares") of Common Stock, $.0001 par value per share (the "Common Stock"), of SQL Financials International, Inc., a Delaware corporation (the "Company"), that may be offered and sold from time to time by the selling stockholders named herein (the "Selling Stockholders").

  The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

  Pursuant to the Prospectus, the Shares may be sold by the Selling Stockholders, from time to time while the Registration Statement to which this Prospectus relates is effective, on the Nasdaq National Market or otherwise at prices and terms prevailing at the time of sale, at prices and terms related to such prevailing prices and terms, in negotiated transactions or at fixed prices that may be higher or lower than prevailing prices at the time of sale. Although the Selling Stockholders have advised the Company of the manner in which they currently intend to sell the Shares pursuant to this Registration Statement, the Selling Stockholders may choose to sell all or a portion of such Shares from time to time in any manner described herein. The methods by which the Shares may be sold by the Selling Stockholder include, without limitation: (i) ordinary brokerage transactions, which may include long or short sales, (ii) transactions which involve crosses or block trades or any other transactions permitted by the Nasdaq National Market or such other market on which the Common Stock is then quoted, (iii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (iv) "at the market" to or through market makers or into an existing market for the Common Stock, (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents, (vi) through transactions in the settlement options or swaps or other derivatives (whether exchange-listed or otherwise), or (vii) any combination of any such methods of sale. In effecting sales, brokers and dealers engaged by any of the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Stockholders to sell a specified number of Shares at a stipulated price per share, and, to the extent such a broker or dealer is unable to do so acting as agent for the Selling Stockholder, may purchase as principal any unsold shares at the price required to fulfill such broker or dealer commitment to the Selling Stockholder. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other brokers or dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise, at market prices and terms prevailing at the time of sale, at prices and terms related to such prevailing prices and terms, in negotiated transactions or at fixed prices and in connection with the methods as described above. The Shares may be sold directly by any of the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. The Selling Stockholders and brokers and dealers through whom sales of Shares may be effected may be deemed to be "underwriters," as defined under the Securities Act of 1933, as amended (the "Securities Act"), and any profits realized by them in connection with the sale of the Shares may be considered to be underwriting compensation.

  The agreements between the Company and the Selling Stockholders referenced herein provides that the Company will indemnify the Selling Stockholders against certain liabilities, including civil liabilities under the Securities Act, or, if such indemnification is held by a court to be unavailable, will contribute to the amount of such liabilities and expenses. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, its certificate of incorporation or bylaws, the Company has been informed that in the opinion the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

  The Common Stock of the Company is quoted on the Nasdaq National Market
under the symbol "SQLF." On      , 1998, the reported closing sales price of
the Common Stock on the Nasdaq National Market was $  per share.

  The Company will bear all expenses (other than underwriting discounts and selling commissions, state and local transfer taxes, and fees and expenses of counsel or other advisors to the Selling Stockholders) in connection with the registration of the Shares, which are estimated to be $ .

  All dealers effecting transactions in the securities offered hereby may be required to deliver a copy of this Prospectus. The names of any agent or dealer and applicable commissions or discounts and other information with respect to a particular offer may be required to be set forth in an accompanying Prospectus Supplement.

  Neither delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  SEE "RISK FACTORS" COMMENCING ON PAGE   FOR A DISCUSSION OF CERTAIN FACTORS
THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

  THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES
     AND EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION NOR  HAS
       THE SECURITIES  AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES
          COMMISSION PASSED  UPON THE  ACCURACY OR  ADEQUACY OF  THIS
            PROSPECTUS. ANY  REPRESENTATION TO  THE CONTRARY  IS A
               CRIMINAL OFFENSE.

                  The Date of this Prospectus is      , 1998

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of the shares of Common Stock offered hereby.

                             SELLING STOCKHOLDERS

  The Selling Stockholders are Tech Ventures and      . Tech Ventures
beneficially owned 497,700 shares of Common Stock and Warrant to purchase an
additional 300,000 shares as of       1998, or  % of the number of shares of
the Company's Common Stock calculated in accordance with Section 13(a) of the Securities Exchange Act of 1934. Tech Ventures is controlled by Joseph S. McCall, a member of the Company's board of directors. The Common Stock was issued to Tech Ventures on February 5, 1998 in connection with the Company's purchase of Tech Ventures' 20% ownership interest in SQL Financials Services L.L.C.

  Mr. McCall founded the Company in November 1991 and has previously served as its Chairman, President, and Chief Executive Officer and has been a member of the Board of Directors since 1991. Mr. McCall currently serves as a Director and consultant to the Company. Prior to founding the Company, Mr. McCall founded McCall Consulting Group, Inc. in 1986 and he currently serves as its President.

  All of Shares of Common Stock beneficially owned by the Selling Stockholders may be offered and sold pursuant to this Prospectus.

              [TO ADD POSSIBLE OTHER SELLING STOCKHOLDERS HERE.]
             [TO ADD A PRINCIPAL AND SELLING STOCKHOLDERS TABLE.]

                             PLAN OF DISTRIBUTION

  Pursuant to the Prospectus, the Shares may be sold by the Selling Stockholders, from time to time while the Registration Statement to which this Prospectus relates is effective, on the Nasdaq National Market or otherwise at prices and terms prevailing at the time of sale, at prices and terms related to such prevailing prices and terms, in negotiated transactions or at fixed prices. Although the Selling Stockholders have advised the Company of the manner in which they currently intends to sell the Shares pursuant to this Registration Statement, the Selling Stockholders may choose to sell all or a portion of such Shares from time to time in any manner described herein. The methods by which the Shares may be sold by the Selling Stockholders include, without limitation: (i) ordinary brokerage transactions, which may include long or short sales, (ii) transactions which involve crosses or block trades or any other transactions permitted by the Nasdaq National Market, (iii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (iv) "at the market" to or through market makers or into an existing market for the Common Stock, (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents, (vi) through transactions in options or swaps or other derivatives (whether exchange-listed or otherwise), or (vii) any combination of any such methods of sale. In effecting sales, brokers and dealers engaged by any of the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker or dealer is unable to do so acting as agent for the Selling Stockholders, may purchase as principal any unsold Shares at the price required to fulfill such broker or dealer commitment to the Selling Stockholders. Brokers or dealers who acquire Shares as principals may thereafter resell such Shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other brokers or dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise, at market prices and terms prevailing at the time of sale, at prices and terms related to such prevailing prices and terms, in negotiated transactions or at fixed prices and in connection with the methods as described above. The Shares may be sold directly by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest.

  The Company will maintain the effectiveness of the registration of the
Shares offered hereby until      , 2000, two years from the effective date of
the Company's initial public offering or (ii) the date on which the Shares offered hereby, in the opinion of counsel, may be sold by the Selling Stockholders pursuant to Rule 144 of the Securities Act (without regard to volume limitations). Any Shares which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus. There can be no assurance that the Selling Stockholders will sell any or all of the Shares offered hereby.

  The Company is bearing all of the costs relating to the registration of the Shares including fees of counsel for the Company. Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the Shares will be borne by the Selling Stockholders.

  Pursuant to the terms of the Acquisition Agreement dated February 5, 1998, the Company has agreed to indemnify the Tech Ventures, a Selling Stockholder, any person who controls Tech Ventures, and any underwriters for the Tech Ventures, against certain liabilities and expenses arising out of or based upon the information set forth in this Prospectus, and the Registration Statement of which this Prospectus is a part, including liabilities under the Securities Act, and if such indemnification is held by a court to be unavailable, to contribute to the amount of such liabilities and expenses.

  The Selling Stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Any commissions paid or any discounts or concessions allowed to any broker, dealer, underwriter, agent or market maker and, if any such broker, dealer, underwriter, agent or market maker purchases any of the Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting commissions or discounts under the Securities Act.

  Because the Selling Stockholders may be deemed to be underwriters, the Selling Stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event the Selling Stockholders are deemed underwriters and a sale of shares is deemed to be a "distribution" or part of a distribution of the Shares, such Selling Stockholders, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Exchange Act, which prohibits, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M prohibits, with certain exceptions, any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this Offering.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Womble Carlyle Sandridge & Rice, PLLC, Atlanta, Georgia.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been au-thorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction in which such an offer or solicitation would be un-lawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

                               -----------------

                               TABLE OF CONTENTS

                               -----------------

Prospectus Summary........................................................   5
Risk Factors..............................................................   9
Use of Proceeds...........................................................  18
Dividend Policy...........................................................  18
Dilution..................................................................  20
Selected Consolidated Financial Data......................................  21
Management's Discussion and Analysis of Financial Conditions and Results
 of Operations............................................................  22
Business..................................................................  32
Management................................................................  43
Selling Stockholders......................................................
Certain Transactions......................................................  53
Description of Capital Stock..............................................  54
Shares Eligible for Future Sale...........................................  56
Plan of Distribution......................................................
Legal Matters.............................................................  59
Experts...................................................................  59
Additional Information....................................................  59
Index to Combined Financial Statements.................................... F-1


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                497,000 SHARES

                                    [LOGO]

                                 COMMON STOCK


                               -----------------

                                  PROSPECTUS

                               -----------------





                                       , 1998


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   Securities and Exchange Commission registration fee............... $  14,085
   National Association of Securities Dealers, Inc. fee..............     5,275
   Nasdaq National Market listing fee................................     *
   Accountants' fees and expenses....................................     *
   Legal fees and expenses...........................................     *
   Blue Sky fees and expenses........................................     *
   Transfer Agent's fees and expenses................................     *
   Printing and engraving expenses...................................     *
   Miscellaneous.....................................................     *
                                                                      ---------
     Total Expenses.................................................. 1,400,000
                                                                      =========

--------
* To be completed by amendment. All fees other than the SEC registration fee, the NASD fee and the NASDAQ listing fee are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Restated By-Laws of the Company (the "Restated By-Laws") and the Restated Certificate of Incorporation (the "Restated Certificate") of the Company provide that the directors and officers of the Company shall be indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the"Securities Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the Restated By-Laws, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. The Company intends to obtain insurance which insures the directors and officers of the Company against certain losses and which insures the Company against certain of its obligations to indemnify such directors and officers. In addition, the Restated Certificate of the Company provides that the directors of the Company will not be personally liable for monetary damages to the Company for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. Such limitations of personal liability under the Delaware Business Corporation Law do not apply to liabilities arising out of certain violations of the federal securities laws. While non-monetary relief such as injunctive relief, specific performance and other equitable remedies may be available to the Company, such relief may be difficult to obtain or, if obtained, may not adequately compensate the Company for its damages.

  There is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification by the Company will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

  Section 8 of the Underwriting Agreement filed as Exhibit 1.1 hereto also contains certain provisions pursuant to which certain officers, directors and controlling persons of the Company may be entitled to be indemnified by the Underwriters named therein.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  During the past three years, the Company has issued the securities set forth below which were not registered under the Securities Act:

    (i) On April 1, 1994, the Company issued 428,572 shares of Series C Preferred Stock for $7.00 per share. Of the 428,572 shares of Series C Preferred Stock, 87,500 shares were issued to Tech Ventures in exchange for a promissory note payable by Tech Ventures in the amount of $612,500.

    (ii) On October 25, 1995, the Company issued a Warrant to Tech Ventures to purchase 87,500 shares of Series C Preferred Stock at an exercise price of $7.00 per share in exchange for the 87,500 shares of Series C Preferred Stock held by Tech Ventures and amendment of the $612,500 promissory note to the Company payable by Tech Ventures.

    (iii) On February 21, 1995, the Registrant issued 15,000 shares of its Common Stock to the Company's then-current common stockholders for $0.67 per share and 701,755 shares of its Series D Preferred Stock for $8.55 per share. In addition, the Company issued warrants to purchase a total of 17,544 shares of its Series D Preferred Stock at an exercise price of $8.55 per share.

    (iv) On January 5, 1996, the Registrant issued a warrant to purchase 5,848 shares of Series D Preferred Stock at an exercise price of $8.55 per share. The warrant was issued to a lender in exchange for the lender's agreement to extend the Company's working capital line of credit.

    (v) On February 15, 1996, the Registrant issued 697,675 shares of its Series E Preferred Stock for $8.60 per share. In addition, the Company issued warrants to its lender to purchase 8,721 shares of its Series E Preferred Stock at an exercise price of $8.60 per share.

    (vi) On September 26, 1997, the Registrant issued 628,809 shares of Series F Preferred Stock for $9.60 per share. Of the 628,809 shares of Series F Preferred Stock, Spitfire Capital Partners, L.P., an affiliate of NationsBanc Montgomery Securities LLC, acquired 208,334 shares of Series F Preferred Stock for $9.60 per share.

    (vii) On September 26, 1997, the Registrant issued warrants to purchase 46,821 shares of Series F Preferred Stock for $9.60 per share to certain stockholders in connection with loans made to the Company.

    (viii) On February 5, 1998, the Registrant issued 225,000 shares of Common Stock and a warrant to purchase 300,000 shares of Common Stock at an exercise price of $3.69 per share, to Technology Ventures LLC in exchange for its 20% interest in SQL Financials Services, LLC.

    (ix) Since September 30, 1994, the Registrant has issued stock options to purchase an aggregate of 1,036,705 shares of its Common Stock under the 1992 Stock Option Plan at a weighted average exercise price of $0.95 per share.

  Except as described above, no underwriters were engaged in connection with any of the foregoing issuances of securities. The sale and issuance of shares listed above were exempt from registration under the Securities Act by virtue of Sections 3(a), 3(b) and 4(a) of the Securities Act and in reliance on Rule 701 and Regulation D promulgated thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits. The following is a list of exhibits filed as part of the Registration Statement.

 EXHIBIT NO.                          DESCRIPTION
 -----------                          -----------
  1.1        --Form of Underwriting Agreement.
  2.1        --Acquisition Agreement between the Registrant and Technology
              Ventures, LLC dated February 5, 1998.
  2.2        --Non-Negotiable Subordinated Promissory Note to Technology
              Ventures, LLC dated February 5, 1998.
  2.3        --Warrant for purchase of 200,000 shares issued to Technology
              Ventures, LLC dated February 5, 1998.
  3.1        --Amended and Restated Certificate of Incorporation of the
              Registrant dated September 26, 1997.
  3.2        --Bylaws of the Registrant.

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
  3.3*       --Form of Amended and Restated Certificate of Incorporation of the
              Registrant, to be effective upon the effectiveness of this
              Offering.
  3.4*       --Form of Amended and Restated Bylaws of the Registrant, to be
              effective upon the effectiveness of this Offering.
  4.1*       --See Exhibits 3.3 and 3.4 for provisions of the Amended and
              Restated Certificate of Incorporation and Amended and Restated
              Bylaws of the Registrant defining rights of the holders of Common
              Stock of the Registrant.
  4.2*       --Specimen Stock Certificate.
  5.1*       --Opinion of Womble Carlyle Sandridge & Rice, PLLC, as to the
              legality of the shares being registered.
             --Amended and Restated Shareholders' Voting Agreement dated
 10.1         September 1, 1995.
             --Restated Shareholders Agreement dated September 1, 1995, as
 10.2         amended.
 10.3        --Stock Purchase Agreement dated February 15, 1996 (Series E).
 10.4        --Stock Purchase Agreement dated September 26, 1997 (Series F).
 10.5        --SQL 1992 Stock Option Plan, effective November 22, 1992.
             --1998 Stock Incentive Plan, effective February 5, 1998 (with form
 10.6         option agreement).
 10.7        --Lease Agreement between the Registrant and Technology
              Park/Atlanta, Inc. dated March 20, 1997.
 10.8        --License and Private Label Agreement between the Registrant and
              Personnel Data Systems, Inc. dated March 1, 1996 (with addendum).
             --Loan and Security Agreement with Silicon Valley Bank dated March
 10.9         28, 1997.
             --Leasing Technologies International, Inc. Master Lease Agreement
 10.10        dated March 13, 1997.
 10.11       --Leasing Technologies International, Inc. Master Note and
              Security Agreement dated March 20, 1997.
 10.12*      --Software License and Support Agreement between the Registrant and McCall Consulting Group dated February 5, 1998.
             --Agreement between the Registrant and Joseph S. McCall dated
 10.13        February 5, 1998.
 10.14       --Independent Contractor Agreement between the Registrant and
              McCall Consulting Group, Inc. dated February 5, 1998.
 10.15       --Independent Contractor Agreement between Registrant and Joseph
              S. McCall dated February 5, 1998.
 10.16       --Letter Agreement regarding Joseph McCall 1998 Compensation Plan dated February 5, 1998.
 11.1        --Statement re: Computation of Per Share Earnings.
 21.1        --List of Subsidiaries.
 23.1        --Consent of Arthur Andersen LLP.
             --Consent of Womble Carlyle Sandridge & Rice, PLLC (included in
 23.3*        Exhibit 5.1).
 24.1        --Powers of Attorney (included on signature page).
 27.1        --Financial Data Schedule. (For SEC use only)

--------
*  To be filed by amendment.

ITEM 17. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The Registrant hereby undertakes that:

    (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

    (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SUWANEE, STATE OF GEORGIA ON THE 20TH DAY OF FEBRUARY, 1998.

                                          SQL Financials International, Inc.


                                          By:   /s/ Stephen P. Jeffery
                                             --------------------------------
                                             STEPHEN P. JEFFERY CHAIRMAN, CHIEF
                                              EXECUTIVE OFFICER AND PRESIDENT

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS JOSEPH S. MCCALL AND STEPHEN S. JEFFERY, AND EACH OF THEM, HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND ANY SUBSEQUENT REGISTRATION STATEMENTS PURSUANT TO RULE 462 UNDER THE SECURITIES ACT AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT EACH OF SAID ATTORNEYS-IN-FACT OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE
              ---------                        -----                 ----
       /s/ Stephen P. Jeffery          Chairman, Chief         February 20, 1998
-------------------------------------   Executive Officer
         STEPHEN P. JEFFERY             (Principal
                                        Executive Officer);
                                        President and
                                        Director

      /s/ Arthur G. Walsh, Jr.         Chief Financia          February 20, 1998
-------------------------------------   Officer (Principal
        ARTHUR G. WALSH, JR.            Financial and
                                        Accounting Officer)

        /s/ Joseph S. McCall           Director                February 20, 1998
-------------------------------------
          JOSEPH S. MCCALL

        /s/ William S. Kaiser          Director                February 20, 1998
-------------------------------------
          WILLIAM S. KAISER

         /s/ Donald L. House           Director                February 20, 1998
-------------------------------------
           DONALD L. HOUSE

           /s/ Tench Coxe              Director                February 20, 1998
-------------------------------------
             TENCH COXE